Exhibit 2.1

EXECUTION VERSION

SECURITIES PURCHASE AGREEMENT AND PLAN OF MERGER

BY AND AMONG

DIPLOMAT PHARMACY, INC.,

AS THE PURCHASER,

LEEWARD MERGER SUB LLC,

AS MERGER SUB,

LDI HOLDING COMPANY, LLC,

AS THE COMPANY,

NAUTIC PARTNERS VII, L.P.,

NAUTIC PARTNERS VII-A, L.P.,

NAUTIC PARTNERS VIII-A, L.P.,

OAK HC/FT PARTNERS L.P.,

AS THE BLOCKER SELLERS,

NAUTIC VIII, L.P.,

AND

NAUTIC CAPITAL VIII, L.P.,

AS SECURITYHOLDER REPRESENTATIVE

Dated as of November 15, 2017

3.20	Related Party Transactions	41
3.21	Brokers and Finders	41
3.22	Insurance	41
3.23	Service Liability Claims	42
3.24	Officers and Managers; Bank Accounts	42
3.25	Books and Records	42
3.26	No Other Representations and Warranties	42

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BLOCKER SELLERS		43

4.1	Status; Authority; Conflicts	43
4.2	Title	44
4.3	Blocker Capitalization	44
4.4	Brokers or Finders	45
4.5	Blockers	45
4.6	No Other Representations and Warranties	48

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		49

5.1	Organization	49
5.2	Authority and Validity	49
5.3	No Violation	49
5.4	Litigation	50
5.5	Brokers or Finders	50
5.6	Financing	50
5.7	Solvency	51
5.8	SEC Filings; Financial Statements	51
5.9	Legal Compliance; NYSE Requirements	52
5.10	Absence of Certain Changes or Events	52
5.11	S-3 Eligibility; Registration Statement	52
5.12	Capitalization and Related Matters	53
5.13	No Other Representations	53
5.14	Due Diligence Investigation; No Other Representations	54

ARTICLE VI ADDITIONAL AGREEMENTS		54

6.1	Publicity	54
6.2	Commercially Reasonable Efforts; Notices and Consents	55
6.3	Conduct of Business	56
6.4	Non-Solicit; Confidentiality	58
6.5	Exclusivity	61
6.6	Liquidity of Purchaser Common Stock	61
6.7	Employee Related Matters	62
6.8	Director and Officer Indemnification and Insurance	64
6.9	Access to Information	64
6.10	Preservation of Records	65

6.11	Dissolution of Nautic VIII-A Splitter	66
6.12	Financing Cooperation	66
6.13	Registration Statement	67
6.14	Audited Financial Statements	68
6.15	Other Seller Agreements	69

ARTICLE VII CONDITIONS TO CLOSING		69

7.1	Conditions to Obligations of Each Party	69
7.2	Conditions to Obligations of the Purchaser	69
7.3	Conditions to Obligations of the Company	71

ARTICLE VIII CERTAIN TAX MATTERS		71

8.1	Tax Matters	71

ARTICLE IX TERMINATION		73

9.1	Termination Events	73
9.2	Effect of Termination	75

ARTICLE X MISCELLANEOUS		76

10.1	Defined Terms	76
10.2	Nonsurvival of Representations, Warranties and Agreements	92
10.3	Notices	93
10.4	Titles; References	94
10.5	Supplement to Disclosure Schedules	94
10.6	Entire Agreement; Mutual Drafting	95
10.7	Assignment	95
10.8	Amendment or Modification	96
10.9	Waiver	96
10.10	Securityholder Representative	96
10.11	Severability	99
10.12	Governing Law	99
10.13	Waiver of Trial by Jury	99
10.14	Consent to Jurisdiction	99
10.15	Specific Performance	100
10.16	Non-Recourse	101
10.17	No Third Party Beneficiaries	101
10.18	Cumulative Remedies	102
10.19	Expenses	102
10.20	Waiver of Conflicts; Privilege	102

10.21	Time of the Essence	104
10.22	Counterparts	104

SCHEDULES
Schedule I	-	Disclosure Schedules

EXHIBITS
Exhibit A	-	Form of Certificate of Merger
Exhibit B	-	Escrow Agreement
Exhibit C	-	Form of Letter of Transmittal
Exhibit D	-	Form of Restrictive Covenant Agreement
Exhibit E	-	Financing Letters
Exhibit F	-	Form of Other Seller Agreement
Exhibit G	-	Form of Subscription Agreement
Exhibit H	-	Form of Paying Agent Agreement

SECURITIES PURCHASE AGREEMENT AND PLAN OF MERGER

This SECURITIES PURCHASE AGREEMENT AND PLAN OF MERGER, dated as of November 15, 2017 (this “Agreement”), is by and among by and among (i) Diplomat Pharmacy, Inc., a Michigan corporation (the “Purchaser”), (ii) Leeward Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), (iii) LDI Holding Company, LLC, a Delaware limited liability company (the “Company”), (iv) Nautic Partners VII, L.P., a Delaware limited partnership, (v) Nautic Partners VII-A, L.P., a Delaware limited partnership, (vi) Nautic Partners VIII-A, L.P., a Delaware limited partnership,  and (vii) Oak HC/FT Partners L.P., a Delaware limited partnership (each of (iv), (v), (vi), and (vii), a “Blocker Seller”, and together, the “Blocker Sellers”), (viii) Nautic Capital VIII, L.P., a Delaware limited partnership, solely in its capacity as the Securityholder Representative (the “Securityholder Representative”) and (ix) Nautic Partners VIII, L.P., a Delaware limited partnership, solely for purposes of its obligations under Section 6.4.  The Purchaser, Merger Sub, the Company, the Blocker Sellers and the Securityholder Representative are each referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Purchaser desires to acquire (i) all of the issued and outstanding limited liability company interests of the Company (other than the Blockers’ Units) through a merger of Merger Sub with and into the Company, with the Company continuing as the surviving limited liability company, and (ii) the remaining issued and outstanding limited liability company interests of the Company indirectly through the purchase of the Blockers’ Equity from the Blocker Sellers;

WHEREAS, (i) the board of managers of the Company (the “Company Board”) has, in accordance with the Delaware Limited Liability Company Act (as amended from time to time, the “DLLCA”) and the Company LLC Agreement, approved, (ii) the general partner, board of managers or board of directors, as applicable, of each Blocker Seller has approved, and (iii) the members of the Company representing at least a majority in voting interest of the Company have, in accordance with the DLLCA and the Company LLC Agreement, approved this Agreement and, subject to the conditions set forth herein, the Transaction;

WHEREAS, the board of directors of the Purchaser and the Purchaser, in its capacity as the sole member and manager of Merger Sub, have each approved and consented to the Merger, the execution and delivery by the Purchaser and Merger Sub of this Agreement and, subject to the conditions set forth herein, the consummation of the Transactions in accordance with the DLLCA as well as all other applicable Laws; and

WHEREAS, as an inducement for the Purchaser to enter into the Transactions, each of Leonard S. Dino, Jr., Albert Thigpen, and David M. Byrne has entered into the Restrictive Covenant Agreement, substantially in the form attached hereto as Exhibit D, to be effective as of, but contingent on the occurrence of, the Closing.

AGREEMENT

In consideration of the mutual covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
THE SECURITIES PURCHASE AND THE MERGER

1.1                               Sale and Purchase of Blockers’ Equity.  On the Closing Date, immediately prior to the Effective Time and immediately following the dissolution of LDI Nautic VIII-A Splitter, L.P. (“Nautic VIII-A Splitter”), pursuant to Section 6.11, each Blocker Seller, severally and not jointly, shall sell and transfer (or cause to be sold and transferred) to the Purchaser, and the Purchaser shall purchase from each Blocker Seller, all of the Blockers’ Equity held by such Blocker Seller, free and clear of all Liens (other than those imposed by or arising out of state or federal securities laws), for a purchase price equal to the sum of (i) a portion of the Transaction Consideration attributable to the applicable Blockers’ Equity, and (ii) a contingent right to receive a portion of the Additional Payment, if any, distributable thereto pursuant to Section 2.5, in each case in accordance with the Allocation Statement.  The portion of the Transaction Consideration payable by the Purchaser to each Blocker Seller at the Closing in exchange for its Blockers’ Equity shall be (i) allocated as between the Cash Consideration and the Stock Consideration as set forth in the Allocation Statement, and (ii) equal to the portion of the Transaction Consideration that would have been allocable to the Blockers’ Units held by the Blocker owned by such Blocker Seller in accordance with the Allocation Statement).  Any portion of the Additional Payment, if any, payable to a Blocker Seller shall be payable in cash in accordance with terms hereof. The purchase and sale of Blockers’ Equity described in this Section 1.1 shall be referred to in this Agreement as the “Securities Purchase”.

1.2                               The Merger.  On the terms and subject to the conditions contained herein, at the Effective Time, Merger Sub shall, pursuant to the provisions of the DLLCA, be merged with and into the Company (the “Merger”), and the separate entity existence of Merger Sub shall thereupon cease in accordance with the provisions of the DLLCA.  The Company shall be the surviving limited liability company in the Merger and shall continue to exist as the surviving limited liability company under its present name pursuant to the provisions of the DLLCA.  The separate existence of the Company with all its rights, privileges, powers and franchises shall continue unaffected by the Merger.  The Merger shall have the effects specified in the DLLCA.  From and after the Effective Time, the Company shall be referred to herein as the “Surviving Company”.

1.3                               Certificate of Merger.  On the Closing Date and in connection with the Closing, the Parties shall cause a certificate of merger in the form of Exhibit A attached hereto (the “Certificate of Merger”) to be properly executed and filed in accordance with the DLLCA with the Secretary of State of the State of Delaware.  The Merger shall be effective at the time (the “Effective Time”) and on the date of the filing of the Certificate of Merger in accordance with the DLLCA.

1.4                               Effect of Merger.  At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DLLCA.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time by virtue of the Merger and without any action on the part of Merger Sub or the Company, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

1.5                               Certificate of Formation.  At the Effective Time by virtue of the Merger and without any action on the part of Merger Sub or the Company, the certificate of formation of Merger Sub in effect immediately prior to the Effective Time will become the certificate of formation of Surviving Company, except that the name of the Surviving Company will be “LDI Holding Company, LLC” until thereafter changed or amended as provided therein or under applicable Law.

1.6                               Limited Liability Company Agreement.  Subject to the provisions of Section 6.8, the limited liability company agreement of the Surviving Company shall be amended and restated at and as of the Effective Time in a form acceptable to Purchaser.  Such amended and restated limited liability company agreement shall be the limited liability company agreement of the Surviving Company until amended in accordance with applicable Law.

1.7                               Closing.  Subject to the terms and conditions of this Agreement, the closing of the Transactions (the “Closing”) shall take place at 10:00 a.m., Eastern Time, at the offices of Goodwin Procter LLP, 100 Northern Avenue, Boston, MA 02210, no later than two (2) Business Days following the satisfaction or waiver of all conditions precedent specified under Article VII hereof (except for those conditions which by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions), or such other date, place and time as the Parties may agree in writing (the “Closing Date”); provided, however, that in no event shall the Closing Date be earlier than the date that is thirty (30) days following the date of this Agreement without the prior written consent of the Purchaser and the Company.

1.8                               Deliveries at Closing.

(a)                                 At (or prior to) the Closing, the Company shall deliver (or cause to be delivered) to the Purchaser:

(i)                                     an officer’s certificate, dated as of the Closing Date, duly executed by an authorized officer of the Company (in his or her capacity as such and not in his or her individual capacity), relating to the satisfaction of the Closing conditions set forth in Section 7.2(a) and Section 7.2(b);

(ii)                                  the Estimated Closing Statement and the Allocation Statement, each duly executed by an authorized officer of the Company;

(iii)                               the following certifications: (A) a certificate from the Company in a form and substance compliant with Treasury Regulations Section 1.1445-11T(d)(2), certifying that fifty percent or more of the value of the gross assets of the Company does not consist of “United States real property interests” (as defined in Section 897(c)(1)(A) of the Code) and that the Person executing such certificate is a general partner of the Company within the meaning of such Section of the Treasury Regulations, and (B) a statement from each Blocker issued to Purchaser, pursuant to Treasury Regulations Sections 1.897-2(h), certifying that none of such Blocker Seller’s Blocker Equity is a U.S. real property interest, along with (1) a form of notice to the Internal Revenue Service, prepared and executed before (but no more than 30 days before) the Closing by a responsible corporate officer of such Blocker and otherwise in accordance with the requirements of Treasury regulation Section 1.897-2(h) and 1.1445-2(c)(3), certifying that none of such Blocker’s Blocker Equity is a “United States real property interest” (as defined in Section 897(c)(1)(A) of the Code), (2) a form of notice to the IRS, prepared and executed before (but no more than 30 days before) the Closing by a responsible corporate officer of such Blocker and otherwise in accordance with the requirements of Treasury Regulations Section 1.897(2)(h)(5) and in form and substance reasonably acceptable to Purchaser, (3) any supplemental statement(s) required by Treasury Regulations Section 1.897-2(h)(5) and (4) written authorization for Purchaser to deliver such notice form(s) to the IRS on behalf of such Blocker upon the Closing;

(iv)                              payoff letters in respect of Indebtedness to be repaid at Closing and authorization to release all Liens related thereto (other than Permitted Liens);

(v)                                 evidence reasonably acceptable to the Purchaser of the balances (including invoices from Houlihan Lokey, Inc., Goodwin Procter LLP and BDO USA, LLP and estimates from Phoenix Law Group) for all items composing Selling Expenses and Closing Indebtedness;

(vi)                              evidence reasonably acceptable to the Purchaser of the termination of the Equity Incentive Plan, and all Contracts with any (A) Affiliate of the Company or the Subsidiary (including without limitation, all management services agreements), and (B) broker, finder or agent related to, or entered into in connection with, the Transactions;

(vii)                           certificates of good standing showing that the Company and the Subsidiary are duly formed, validly existing and in good standing in each jurisdiction in which the Company and the Subsidiary are required to be qualified to conduct business, each dated within 15 Business Days prior to the Closing Date;

(viii)                        officers’ certificates, dated as of the Closing Date, duly executed by an authorized officer of each of the Company and the Subsidiary (in his or her capacity as such and not in his or her individual capacity), certifying: (a) that the Governing Documents of the Company and the Subsidiary (which are to be attached to the certificate) are true and correct as of the Closing Date, (b) the names and signatures of the officers authorized to sign this Agreement and the Transaction Documents, and (c) the resolutions of the board of managers and members of the Company and the Subsidiary authorizing the Transactions;

(ix)                              those Consents set forth on Schedule 1.8(a)(ix); and

(x)                                 written resignations, effective as of the Closing Date, of all of the members of the Company Board, any managers of the Subsidiary and any officers of the Company or Subsidiary.

(b)                                 At the Closing, each of the Blocker Sellers shall deliver (or cause to be delivered) to the Purchaser:

(i)                                     certificates of good standing showing that the Blockers are duly formed, validly existing and in good standing in the State of Delaware, each dated within 15 Business Days prior to the Closing Date;

(ii)                                  officers’ certificates, dated as of the Closing Date, duly executed by an authorized officer of each of the Blockers (in his or her capacity as such and not in his or her individual capacity), certifying: (a) that the Blockers’ Organizational Documents, as applicable (which are to be attached to the certificate) are true and correct as of the Closing Date, and (b) the resolutions of the board of directors and stockholders of the Blockers authorizing the Transactions;

(iii)                               Stock certificates, representing the Blockers’ Equity, accompanied with assignments separate from certificate (or other instruments of transfer), duly endorsed in blank and otherwise in the proper form for transfer or affidavits of lost certificates and indemnity agreements;

(iv)                              written resignations, effective as of the Closing Date, of all of the members of the board of directors and officers of the Blockers; and

(v)                                 an officer’s certificate, dated as of the Closing Date, duly executed by an authorized officer of the applicable Blocker Seller (in his or her capacity as such and not in his or her individual capacity), relating to the satisfaction of the Closing conditions set forth in Section 7.2(c) and Section 7.2(d) with respect to such Blocker Seller.

(c)                                  At the Closing, the Securityholder Representative shall deliver (or cause to be delivered) to the Purchaser:

(i)                                     the Escrow Agreement, duly executed by the Securityholder Representative;

(ii)                                  the Paying Agent Agreement, duly executed by the Securityholder Representative. ; and

(iii)                               the Subscription Agreements, duly executed by Securityholders representing at least 95% of the Eligible Equity.

(d)                                 At the Closing, the Purchaser shall deliver (or cause to be delivered) to the Company:

(i)                                     an officer’s certificate, dated as of the Closing Date, duly executed by an authorized officer of the Purchaser (in his or her capacity as such and not in his or her individual capacity), relating to the satisfaction of the Closing conditions set forth in Section 7.3(a) and Section 7.3(b);

(ii)                                  the Escrow Agreement, duly executed by a duly authorized officer of the Purchaser and the Escrow Agent; and

(iii)                               the Paying Agent Agreement, duly executed by a duly authorized officer of the Purchaser and the Paying Agent.

1.9                               Managers.  As of the Effective Time, the manager(s) of Merger Sub immediately prior to the Effective Time shall be the manager(s) of the Surviving Company and will serve as such until their successors are duly elected or appointed and will qualify in the manner provided in the certificate of formation or limited liability company agreement of the Surviving Company or as otherwise provided by Law, or until their earlier death, resignation or removal.

1.10                        Effect on Capital Structure; Transaction Consideration.

(a)                                 Merger Sub Limited Liability Company Interests.  As of the Effective Time, the limited liability company interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Merger Sub, be converted into limited liability company interests in the Surviving Company.

(b)                                 Company Limited Liability Company Interests.  As of the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof or any Party, each Unit (other than the Blockers’ Units) shall be canceled and converted into the right to receive (i) a portion of the Transaction Consideration (which, for the avoidance of doubt, will vary depending on the class of such Unit) attributable to such Units in accordance with the Company LLC Agreement, and (ii) a contingent right to receive a portion of the Additional Payment, if any, distributable thereto pursuant to Section 2.5, in each case in accordance with the Allocation Statement.  The portion of the Transaction Consideration allocable to each such holder shall be allocated as between the Cash Consideration and the Stock Consideration as set forth in the Allocation Statement and any portion of the Additional Payment, if any, payable to such holders shall be payable in cash in accordance with the terms hereof.

ARTICLE II
PAYMENTS FOR SECURITIES

2.1                               Payments at the Closing.

(a)                                 Closing Date Payment.  At the Closing, the Purchaser shall (i) pay (or cause to be paid) to the Paying Agent in consideration of both the Securities Purchase and the Merger in the aggregate, for further distribution to the Sellers in accordance with the Allocation Statement, (i) an aggregate cash amount (the “Cash Consideration”) equal to (A) $515,000,000, plus (B) the Closing Cash, plus (C) the Net Working Capital Surplus, if any, minus (D) the Net Working Capital Deficit, if any, minus (E) the Closing Indebtedness, minus (F) the Selling Expenses, minus (G) the Securityholder Expense Amount, minus (H) the Escrow Amount, and (ii) issue to the Sellers, in accordance with the Subscription Agreements, a number of shares of common stock of Purchaser, no par value (the “Purchaser Common Stock”) equal to the greatest of (A) $70,000,000 (the “Stock Consideration Value”) divided by the closing price of a share of Purchaser Common Stock on the New York Stock Exchange on the Business Day prior to the date hereof, (B) the Stock Consideration Value divided by the lowest of the volume-weighted average closing price of a share of Purchaser Common Stock on the New York Stock Exchange

for (1) the ten (10) trading days immediately prior to the date hereof, (2) the thirty (30) trading days immediately prior to the date hereof, (3) the sixty (60) trading days immediately prior to the date hereof, (4) the ninety (90) trading days immediately prior to the date hereof or (5) the one hundred eighty (180) trading days immediately prior to the date hereof, (C) the Stock Consideration Value divided by the lowest of the volume-weighted average closing price of a share of Purchaser Common Stock on the New York Stock Exchange on the Business Day prior to the Closing Date or (D) the Stock Consideration Value divided by the lowest of the volume-weighted average closing price of a share of Purchaser Common Stock on the New York Stock Exchange for (1) the ten (10) trading days immediately prior to the Closing Date, (2) the thirty (30) trading days immediately prior to the Closing Date, (3) the sixty (60) trading days immediately prior to the Closing Date, (4) the ninety (90) trading days immediately prior to the Closing Date or (5) the one hundred eighty (180) trading days immediately prior to the Closing Date (such number of shares, the “Stock Consideration” and, together with the Cash Consideration, the “Transaction Consideration”), allocated amongst the Sellers in accordance with the Allocation Statement.  Schedule 2.1(a) sets forth an example calculation of the determination of Stock Consideration Value as if the Closing Date were the date hereof.

(b)                                 Securityholder Expense Amount.  At the Closing, the Purchaser shall deposit (or cause to be deposited) with the Securityholder Representative, a cash amount, by wire transfer of immediately available funds to an account designated by the Securityholder Representative prior to Closing, equal to Two Million Dollars ($2,000,000) (the “Securityholder Expense Amount”).  The Securityholder Expense Amount shall be treated as paid to the Securityholders and the Blocker Sellers on the Closing Date for U.S. federal income Tax purposes, but any required withholding shall be made out of other amounts payable to the applicable Securityholder or Blocker Seller on the Closing Date.

(c)                                  Escrow Amount.  At the Closing, the Purchaser shall deliver to SunTrust Bank, as escrow agent (the “Escrow Agent”), under the escrow agreement dated the Closing Date, by and among the Purchaser, the Securityholder Representative and the Escrow Agent, substantially in the form of Exhibit B attached hereto (the “Escrow Agreement”), an amount equal to Seven Million Five Hundred Thousand Dollars ($7,500,000) (the “Escrow Amount”).

(d)                                 Selling Expenses.  At the Closing, the Purchaser will pay (or cause to be paid) the amount of the Selling Expenses, as set forth on the Estimated Closing Statement, payable to each payee thereof by wire transfer of immediately available funds to such payee’s account as specified in instructions delivered to the Purchaser by the Company prior to the Closing and the Company shall use reasonable best efforts to provide Purchaser, along with the Estimated Closing Statement, with invoices and estimates, as appropriate, with respect to third-party Selling Expenses that are not otherwise required to be delivered in accordance with Section 1.8(a)(v) hereof.

(e)                                  Indebtedness.  At the Closing, the Purchaser shall pay, or cause to be paid, cash in an amount equal to the portion of the Closing Indebtedness owed to such Person, as specified in a payoff letter received from such Person or Persons with respect to items described in clause (i) of the definition of Indebtedness or as specified in instructions delivered to the Purchaser by the Company prior to the Closing for any other item of Indebtedness.

2.2                               Delivery of Funds Procedures.

(a)                                 Letter of Transmittal Procedures.  Within 5 Business Days following the date of this Agreement, the Company shall cause each Securityholder to be provided with a Letter of Transmittal, a form of Subscription Agreement and IRS Forms W-9 and W-8BEN.  Upon delivery to the Paying Agent of a Letter of Transmittal duly executed and completed in accordance with its terms by a Unitholder (other than the Blockers) or any Blocker Seller, at the Closing (in the case of Letters of Transmittal delivered prior to the Closing) or within three (3) Business Days of receipt of any other duly executed and completed Letters of Transmittal  (as to each such Letter of Transmittal), such Unitholder or Blocker Seller, as applicable, shall be entitled to be paid the portion of the Cash Consideration under Section 1.1 or 1.10(b), as applicable, in respect of his, her or its Units or Blockers’ Equity, as the case may be.  No interest or dividends will accrue or subsequently be paid on the consideration payable to any Unitholder or Blocker Seller hereunder.  Upon delivery to Purchaser of an executed Subscription Agreement and a completed IRS Form W-9 or W-8BEN, as applicable, a Seller shall be entitled to be issued, in book form, its share of the Stock Consideration in accordance with the Allocation Statement.  The Company shall use reasonable best efforts to assist Sellers in completing such forms.

(b)                                 No Further Ownership Rights.  The consideration paid in respect of the Eligible Equity in accordance with the terms hereof shall be deemed to be in full satisfaction of all rights pertaining to such Eligible Equity.  From and after the Effective Time, the transfer books of each of the Company and the Blockers shall be closed and there shall be no further registration of transfers on the transfer books of the Surviving Company or the Blockers of the Eligible Equity outstanding immediately prior to the Effective Time.

(c)                                  Withholding Rights.  The Purchaser and the Company, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable amounts pursuant to this Agreement any amounts required by applicable Tax Law to be so deducted and withheld; provided, that, except for amounts required to be deducted and withheld with respect to the making of such payment under applicable Tax Law as a result of (i) the compensatory nature of such payments or (ii) the Company’s failure to provide the certificate in accordance with Section 1.8(a)(ii), the Purchaser or the Company, as applicable, shall give reasonable advance notice to and consult with the Securityholder Representative prior to any such withholding.  To the extent that amounts are so withheld by the Purchaser or the Company and remitted to the applicable Governmental Entity, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect of which such deduction and withholding was made by the Purchaser or the Company, as applicable, and such amounts shall be delivered by the Purchaser or the Company, as applicable, to the applicable Governmental Entity.

2.3                               Estimated Closing Statement; Post-Closing Purchase Price Adjustment.

(a)                                 Estimated Closing Statement.  No later than four (4) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a statement (the “Estimated Closing Statement”), prepared in good faith, setting forth (a) an estimate of (i) the Closing Date Net Working Capital Amount (the “Estimated Net Working Capital”), (ii) the Closing Cash (the

“Estimated Closing Cash”), (iii) the Closing Indebtedness (the “Estimated Closing Indebtedness”), and (iv) the Selling Expenses (the “Estimated Selling Expenses”), and (b) on the basis of the foregoing, a calculation of the Cash Consideration (“Estimated Cash Consideration”).  The Estimated Closing Statement and all of the calculations set forth therein shall be prepared in accordance with the Agreed Accounting Principles.  Concurrently with the delivery of the Estimated Closing Statement, the Company shall also deliver to the Purchaser and to the Paying Agent the Allocation Statement setting forth the allocations of the payments to be made at Closing based upon the amounts set forth in the Estimated Closing Statement, with the aggregate of such cash payments to be made at Closing not exceeding the Estimated Cash Consideration.

(b)                                 Post-Closing Purchase Price Adjustment.

(i)                                     For purposes of determining any final adjustments to the Cash Consideration in accordance with the process specified in this Section 2.3(b):

(A)                               if the Final Closing Cash is greater than or less than the Estimated Closing Cash, there shall be a positive adjustment or negative adjustment to the Estimated Cash Consideration, respectively, in determining the Final Cash Consideration;

(B)                               if the Final Closing Indebtedness is greater than or less than the Estimated Closing Indebtedness, there shall be a negative adjustment or positive adjustment to the Estimated Cash Consideration, respectively, in determining the Final Cash Consideration;

(C)                               if the Final Selling Expenses are greater than or less than the Estimated Selling Expenses, there shall be a negative adjustment or positive adjustment to the Estimated Cash Consideration, respectively, in determining the Final Cash Consideration;

(D)                               if the Final Net Working Capital exceeds the Estimated Net Working Capital, then:

(i)                                     if the Estimated Net Working Capital was equal to or greater than the Upper Collar, the excess of the Final Net Working Capital over the Estimated Net Working Capital shall be a positive adjustment to the Estimated Cash Consideration in determining the Final Cash Consideration,

(ii)                                  if the Estimated Net Working Capital was less than the Upper Collar but greater than or equal to the Lower Collar and the Final Net Working Capital exceeds the Upper Collar, the excess of the Final Net Working Capital over the Upper Collar shall be a positive adjustment to the Estimated Cash Consideration in determining the Final Cash Consideration,

(iii)                               if the Estimated Net Working Capital was less than the Upper Collar but greater than or equal to the Lower Collar and the Final Net Working Capital is equal to or less than the Upper Collar, there shall be no adjustment to the Estimated Cash Consideration in determining the Final Cash Consideration,

(iv)                              if the Estimated Net Working Capital was less than the Lower Collar and the Final Net Working Capital is greater than the Upper Collar, an amount equal to the sum of (1) the excess of the Final Net Working Capital over the Upper Collar plus (2) the excess of the Lower Collar over the Estimated Net Working Capital shall be a positive adjustment to the Estimated Cash Consideration in determining the Final Cash Consideration,

(v)                                 if the Estimated Net Working Capital was less than the Lower Collar and the Final Net Working Capital is greater than the Lower Collar but less than or equal to the Upper Collar, an amount equal to the excess of the Lower Collar over the Estimated Net Working Capital shall be a positive adjustment to the Estimated Cash Consideration in determining the Final Cash Consideration, and

(vi)                              if the Estimated Net Working Capital was less than the Lower Collar and the Final Net Working Capital is less than or equal to the Lower Collar, an amount equal to the excess of the Final Net Working Capital over the Estimated Net Working Capital shall be a positive adjustment to the Estimated Cash Consideration in determining the Final Cash Consideration;

(E)                                if the Estimated Net Working Capital exceeds the Final Net Working Capital, then:

(i)                                     if the Estimated Net Working Capital was equal to or greater than the Upper Collar and the Final Net Working Capital is equal to or greater than the Upper Collar, the excess of the Estimated Net Working Capital over the Final Net Working Capital shall be a negative adjustment to the Estimated Cash Consideration in determining the Final Cash Consideration,

(ii)                                  if the Estimated Net Working Capital was equal to or greater than the Upper Collar and the Final Net Working Capital is less than the Upper Collar but equal to or greater than the Lower Collar, the excess of the Estimated Net Working Capital over the Upper Collar shall be a negative adjustment to the Estimated Cash Consideration in determining the Final Cash Consideration,

(iii)                               if the Estimated Net Working Capital was greater than the Upper Collar and the Final Net Working Capital is less than the Lower Collar, an amount equal to the sum of (1) the excess of the Estimated Net Working Capital over the Upper Collar plus (2) the excess of the Lower Collar over the Final Net Working Capital shall be a negative adjustment to the Estimated Cash Consideration in determining the Final Cash Consideration,

(iv)                              if the Estimated Net Working Capital was less than the Upper Collar but greater than or equal to the Lower Collar and the Final Net Working Capital is equal to or greater than the Lower Collar, there shall be no adjustment to the Estimated Cash Consideration in determining the Final Cash Consideration,

(v)                                 if the Estimated Net Working Capital was less than the Upper Collar but greater than or equal to the Lower Collar and the Final Net Working Capital is less than the Lower Collar, the excess of the Lower Collar over the Final Net Working Capital shall be a negative adjustment to the Estimated Cash Consideration in determining the Final Cash Consideration, and

(vi)                              if the Estimated Net Working Capital was less than the Lower Collar, the excess of the Estimated Net Working Capital over the Final Net Working Capital shall be a negative adjustment to the Estimated Cash Consideration in determining the Final Cash Consideration; and

(F)                                 if the Final Net Working Capital is equal to the Estimated Net Working Capital, there shall be no adjustment to the Estimated Cash Consideration in determining the Final Cash Consideration.

(ii)                                  The Purchaser shall deliver, or cause to be delivered, to the Securityholder Representative, as soon as practicable, but in no event more than ninety (90) days after the Closing Date, a preliminary statement prepared in good faith (the “Preliminary Statement”) setting forth (x) the calculation of (A) the Net Working Capital Surplus, if any, (B) the Net Working Capital Deficit, if any, (C) the Closing Cash, (D) the Closing Indebtedness, and (E) the Selling Expenses, along with reasonable supporting detail to evidence the calculations of such amounts and (y) on the basis of the foregoing, a calculation of the Cash Consideration.  The Preliminary Statement and all of the calculations set forth therein shall be prepared in accordance with the Agreed Accounting Principles. On the first (1st) Business Day following the date that Purchaser delivers the Preliminary Statement to the Securityholder Representative, Purchaser and the Securityholder Representative shall execute and deliver to the Escrow Agent a joint written instruction instructing the Escrow Agent to release and distribute the amount (if any) (the “Escrow Release Amount”) equal to (1) the Escrow Amount, minus (ii) the full amount (if any) that would be payable to Purchaser pursuant to Section 2.3(b)(v) if the Preliminary Statement were the Final Statement, to the Paying Agent, for further distribution to the Sellers in respect of all Eligible Equity, in accordance with the Allocation Statement, an updated version of which will be delivered by the Securityholder Representative to Purchaser and the Paying Agent in connection therewith.  If the Escrow Release Amount is not a positive number, then Purchaser and the Securityholder Representative shall not deliver to the Escrow Agent such a joint written instruction and the Escrow Release Amount will be deemed to be zero ($0) for all purposes under this Agreement.

(iii)                               The Securityholder Representative shall have forty-five (45) days to review the Preliminary Statement from the date of its receipt thereof (the “Review Period”).  During the Review Period, the Securityholder Representative shall have reasonable access (including the right to make photocopies) during normal business hours to the books and records, personnel and advisors of the Company and the Subsidiary to the extent reasonably required in connection with such review.  If the Securityholder Representative objects to any aspect of the Preliminary Statement, the Securityholder Representative must deliver a written notice of such objection, specifying in reasonable detail the items so disputed together with the basis for such dispute (the “Objection Notice”) to the Purchaser on or prior to the expiration of the Review Period.  If the Securityholder Representative delivers an Objection Notice to the Purchaser prior to the expiration of the Review Period as provided in this Section 2.3(b), the Purchaser and the

Securityholder Representative shall, for a period of thirty (30) days thereafter (the “Resolution Period”), attempt in good faith to resolve the matters contained therein, and any written resolution, signed by each of the Purchaser and the Securityholder Representative, as to any such matter shall be final, binding, conclusive and non-appealable for all purposes hereunder.  In the event the Securityholder Representative does not deliver an Objection Notice to the Purchaser as provided in this Section 2.3(b) prior to the expiration of the Review Period, the Securityholder Representative shall be deemed to have agreed to the Preliminary Statement in its entirety, which Preliminary Statement or undisputed portions thereof (as the case may be) shall be final, binding, conclusive and non-appealable for all purposes hereunder.

(iv)                              If, at the conclusion of the Resolution Period, the Purchaser and the Securityholder Representative have not reached an agreement with respect to all disputed matters contained in the Objection Notice, then within ten (10) Business Days thereafter, the Purchaser and the Securityholder Representative shall submit for resolution those of such matters remaining in dispute to Grant Thornton LLP, or if such firm is unavailable or unwilling to so serve, to a mutually acceptable nationally recognized independent accounting firm (as the case may be, the “Neutral Arbitrator”).  The Neutral Arbitrator shall act as an arbitrator to resolve (based solely on the applicable provisions of this Agreement and written presentations of the Purchaser and the Securityholder Representative and not by independent review) only those matters submitted to it in accordance with the first sentence of this Section 2.3(b)(iv).  The Purchaser and the Securityholder Representative shall direct the Neutral Arbitrator to render a resolution of all such disputed matters within thirty (30) days after its engagement or such other period agreed upon in writing by the Purchaser and the Securityholder Representative.  The resolution of the Neutral Arbitrator shall be set forth in a written statement delivered to each of the Purchaser and the Securityholder Representative and shall be final, binding, conclusive and non-appealable for all purposes hereunder.  The Preliminary Statement, once modified and/or agreed to in accordance with this Section 2.3(b)(iv), shall become the “Final Statement,” and will determine the Closing Date Net Working Capital Amount (the “Final Net Working Capital”), the Closing Cash (the “Final Closing Cash”), the Closing Indebtedness (the “Final Closing Indebtedness”), and the Selling Expenses (the “Final Selling Expenses”), the calculation of which will produce the Cash Consideration as set forth in the Final Statement (referred to herein as the “Final Cash Consideration.”

(v)                                 All fees and expenses relating to the work performed by the Neutral Arbitrator shall be borne by the Purchaser, on the one hand, and the Securityholder Representative, on the other hand, based upon the percentage which the portion of the contested amount not awarded to each Party bears to the amount actually contested by such Party, as determined by the Neutral Arbitrator.  Except as provided in the preceding sentence, all other costs and expenses incurred by the Parties in connection with resolving any dispute hereunder before the Neutral Arbitrator shall be borne by the Party incurring such cost and expense.

(vi)                              If the Estimated Cash Consideration exceeds the Final Cash Consideration (the amount of such excess, the “Downward Adjustment Amount”), then the Securityholder Representative and the Purchaser shall promptly execute and deliver a joint written instruction to the Escrow Agent to (x) effectuate disbursement of the Downward Adjustment Amount to the Purchaser from the Escrow Account, and (y) effectuate the disbursement of the remaining amount of the Escrow Amount, if any, to the Paying Agent, for further distribution to the Sellers in respect of all Eligible Equity, in accordance with the Allocation Statement, an updated version of which will be delivered by the Securityholder Representative to Purchaser and the Paying Agent in connection therewith.

(vii)                           If the Final Cash Consideration exceeds the Estimated Cash Consideration (the amount of such excess, the “Upward Adjustment Amount”), then (x) the Purchaser shall pay, within three (3) Business Days after the date on which the Preliminary Statement becomes the Final Statement, by wire transfer of immediately available funds, to the Paying Agent, for further distribution to Sellers in respect of all Eligible Equity, in accordance with the Allocation Statement, an updated version of which will be delivered by the Securityholder Representative to Purchaser and the Paying Agent in connection therewith, an amount equal to the Upward Adjustment Amount, and (y) the Securityholder Representative and the Purchaser shall promptly execute and deliver a joint written instruction to the Escrow Agent to effectuate the disbursement of the Escrow Amount to the Paying Agent, for further distribution to the Sellers in respect of all Eligible Equity, in accordance with the Allocation Statement, an updated version of which will be delivered by the Securityholder Representative to Purchaser and the Paying Agent in connection therewith.

2.4                               Escrow Account; Securityholder Expense Amount Holdback.

(a)                                 The Escrow Amount to be deposited with the Escrow Agent pursuant to Section 2.1(c) shall be held in a designated escrow account (the “Escrow Account”) in accordance with the terms of this Agreement and the Escrow Agreement.

(b)                                 The Securityholder Expense Amount deposited with the Securityholder Representative pursuant to Section 2.1(b) shall be held in an account maintained by the Securityholder Representative (the “Holdback Account”) for the Securityholder Representative to hold on behalf of the Sellers pursuant to the terms of Section 10.10.  The Holdback Account need not be invested, and need not earn interest or other income.  To the extent any amount becomes payable out of the Holdback Account to the Sellers, the Securityholder Representative shall cause such amounts to be paid in accordance with this Section 2.4.

(c)                                  The Parties agree that for federal and applicable state and local income Tax purposes:  (i) Purchaser shall be treated as the owner of the Escrow Account and all interest and earnings earned from the investment and reinvestment of the Escrow Amount, or any portion thereof, shall be allocable to Purchaser pursuant to Section 468B(g) of the Code and Proposed Treasury Regulation Section 1.468B-8, (ii) the right of the Sellers to the Escrow Account shall be treated as deferred contingent purchase price eligible for installment sale treatment under Section 453 of the Code and any corresponding provision of state, local or non-U.S.  Law, as appropriate, (iii) if and to the extent any amount of the Escrow Account is actually distributed to the Sellers, interest may be imputed on such amount as required by Section 483 or 1274 of the Code and (iv) in the event any interest and earnings earned thereon paid to the Sellers under this Agreement exceeds the imputed interest, such interest shall be treated as interest or other income and not as purchase price.  Clause (iv) of the preceding sentence is intended to ensure that the right of the Sellers to the Escrow Amount and any interest and earnings earned thereon is not treated as a contingent payment without a stated maximum selling price under Section 453 of the Code and the Treasury Regulations promulgated thereunder.  All Parties hereto shall file all Tax Returns consistently with the foregoing provisions of this Section 2.4(c).

2.5                               Payment of Additional Payments.  Any Additional Payment required to be paid to the Sellers pursuant to the terms of this Agreement or the Escrow Agreement shall be allocated among the Sellers in accordance with the Allocation Statement and shall be paid to or on behalf of such Persons, by wire transfer of immediately available funds, to the Paying Agent, for further distribution to each Seller in respect of all Eligible Equity, in accordance with the Allocation Statement, an updated version of which will be delivered by the Securityholder Representative to Purchaser and the Paying Agent in connection therewith; provided, that, that no Seller shall be entitled to receive Additional Payments until such Person shall have delivered a duly executed and completed Letter of Transmittal.

2.6                               Allocation of Purchase Price.  The Parties agree to allocate the Transaction Consideration and any other relevant items (as determined for U.S. federal income Tax purposes) among the assets of the Company in accordance with the purchase price allocation methodology set forth in Schedule 2.6 for purposes of Section 1060, Section 751, and Section 755, as applicable, of the Code and the applicable Treasury Regulations (the “Tax Allocation”).  As promptly as reasonably practicable (but in any event within ninety (90) days) after the determination of the Closing Date Net Working Capital Amount, as finally determined, the Securityholder Representative shall deliver to the Purchaser a schedule of such allocation (the “Tax Allocation Schedule”).  Purchaser shall have thirty (30) days after receipt of same to review and comment on the Tax Allocation Schedule.  If, within ten (10) days of the end of such thirty (30) day period, Purchaser notifies Securityholder Representative of Purchaser’s disagreement with the Tax Allocation Schedule, then Purchaser and Securityholder Representative shall, during the ensuing seven (7) days, negotiate in good faith to resolve such disagreement, failing which such disagreement shall be submitted to the Neutral Arbitrator for resolution in accordance with the procedures of Section 2.3(b), mutatis mutandis; provided, that any resolution made by the Neutral Arbitrator shall be made in a manner consistent with the purchase price allocation methodology set forth in Schedule 2.6.  The Purchaser and Unitholders and their Affiliates shall report, act and file Tax Returns including, but not limited to, IRS Form 8594 (with respect to the Purchaser) if required under applicable Tax Law and statements under Treasury Regulations Sections 1.755-1(d) and 1.751-1(a)(3) (with respect to the Unitholders), in all respects and for all purposes consistent with the Tax Allocation Schedule, as the same may be modified by agreement of Purchaser and Securityholder Representative, or by the Neutral Arbitrator, in accordance with the foregoing.  Neither the Purchaser nor the Unitholders shall take any position for Tax purposes (whether in Tax audits or on Tax Returns) that is inconsistent with the Tax Allocation Schedule (as so modified) unless required to do so by applicable Law.

2.7                               Allocation Statement.  The Purchaser, Merger Sub and after the Effective Time, the Surviving Company, will be entitled to rely conclusively and without independent verification on the Allocation Statement, and will have no liability to the Sellers for making payments and issuing the Stock Consideration in accordance with such Allocation Statement and this Agreement or for the Paying Agent making any payments.

2.8                               Accredited Investor.  Notwithstanding anything herein to the contrary, only Sellers that are “accredited investors” as defined in Rule 501 of Regulation D shall be entitled to receive Stock Consideration.  All Sellers that are not “accredited investors” shall receive all of their Transaction Consideration hereunder in cash, and with Purchaser’s obligations to make cash payments and issue Stock Consideration hereunder (and under the Subscription Agreements) being correspondingly adjusted.  For the avoidance of doubt, no such cash payment shall alter the amount of cash payable to any other Seller hereunder.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Purchaser as follows:

3.1                               Status; Authority; Conflicts.

(a)                                 The Company is a limited liability company, was duly organized and is validly existing under the laws of its jurisdiction of formation, has all requisite limited liability company power and authority to carry on its business as now conducted and to own or lease and operate its properties and assets, and is duly qualified to do business as a foreign entity under the laws of each jurisdiction where such qualification is necessary.  The jurisdictions where the Company is so qualified are set forth on Schedule 3.1(a).

(b)                                 (i) each of the Company and Subsidiary has all requisite limited liability company power and authority to execute and deliver the Transaction Documents to which it is a party, to carry out its obligations under such Transaction Documents and to consummate the Transactions; (ii) the execution and delivery of the Transaction Documents to which the Company and Subsidiary is a party and the consummation of the Transactions have been duly and validly authorized by the Company and Subsidiary, as applicable, and no other proceedings on the part of the Company or Subsidiary are necessary to approve the Transaction Documents to which the Company or Subsidiary, as applicable, is a party or to consummate the Transaction; and (iii) this Agreement has been duly and validly executed and delivered by the Company, and assuming the due authorization, execution, and delivery by the other Parties, constitutes the valid and binding agreement of the Company enforceable against the Company in accordance with the terms and conditions of this Agreement, subject to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, fraudulent conveyance and other similar Laws and principles of equity affecting creditors’ rights and remedies generally (the “General Enforceability Exceptions”).

(c)                                  Except as set forth on Schedule 3.1(c), the execution and delivery of the Transaction Documents to which the Company or the Subsidiary is a party, as applicable, does not, and the consummation of the Transactions, and performance by the Company or the

Subsidiary, as applicable, of its obligations hereunder and thereunder, whether with or without the passage of time, the giving of notice or both, will not result in any breach of any of the provisions of, constitute a default under, result in a violation of, give any third party the right to terminate or to accelerate any obligation under, result in the creation of any Lien upon the Units or any assets of the Company or the Subsidiary, conflict with, give rise to a right of termination, modification, cancellation or acceleration of any obligation or to a loss of a benefit, in each case under:

(i)                                     the Governing Documents of the Company or the Subsidiary;

(ii)                                  any material Contract, any Law or any Order applicable to the Company or the Subsidiary in any material respect; or

(iii)                               without limiting the foregoing, require the Consent of, notice to, or filing with, any Person.

3.2                               Capitalization of the Company.

(a)                                 Schedule 3.2(a) accurately sets forth the authorized and outstanding Units and the name of each Unitholder and the number and class or series of equity securities of the Company held thereby, and are owned beneficially and of record by the Unitholders free and clear of all Liens other than Liens under applicable federal and state securities Laws.  All of the Units have been duly authorized and validly issued and have been offered, issued and delivered in compliance with applicable Laws and Governing Documents.

(b)                                 As of the date of this Agreement, except as set forth on Schedule 3.2(b), there are no outstanding subscriptions, options, warrants, commitments, preemptive rights, deferred compensation rights, equity appreciation rights, “phantom” equity rights, calls, puts, rights to subscribe, Contracts, agreements, arrangements or commitments of any kind to which the Company is a party relating to the sale or issuance of, or outstanding securities convertible into or exercisable or exchangeable for, any Units or which restrict the transfer of any such Units.

(c)                                  Except as provided on Schedule 3.2(c), there are no outstanding contractual obligations, commitments or arrangements (contingent or otherwise) to repurchase, redeem or otherwise acquire or with respect to the voting, restrictions on transfer, or any other rights or restrictions of any Units or other equity interests or any other securities of the Company or the Subsidiary.

3.3                               Subsidiaries.

(a)                                 All of the outstanding equity interests in Leehar Distributors, LLC (the “Subsidiary”), a Delaware limited liability company, and wholly-owned subsidiary of the Company, (i) have been validly issued in compliance with applicable Laws and Governing Documents and (ii) are free and clear of any and all Liens other than Liens that secure

Indebtedness that will be paid off at the Closing.  Except as set forth on Schedule 3.3(a), all of the outstanding equity interests of the Subsidiary are beneficially owned, directly or indirectly, by the Company.  There are no outstanding (x) options, warrants, or other rights to purchase from the Subsidiary any equity interests of the Subsidiary, (y) securities convertible into or exchangeable for equity interests of the Subsidiary, or (z) other commitments of any kind for the issuance of equity interests or options, warrants, or other securities of the Subsidiary.  There are no outstanding contractual obligations, commitments or arrangements (contingent or otherwise) to repurchase, redeem or otherwise acquire or with respect to the voting, restrictions on transfer, or any other rights or restrictions of any equity interests or any other securities of the Subsidiary.

(b)                                 Except for the Subsidiary, the Company does not own any capital stock of, or other equity interest in, or any interest convertible into, or exercisable or exchangeable for, any capital stock of, or other equity interest in, any other Person.  The Subsidiary does not own any capital stock of, or other equity interest in, or any interest convertible into, or exercisable or exchangeable for, any capital stock of, or other equity interest in, any other Person.

(c)                                  The Subsidiary is a limited liability company, was duly formed and is validly existing under the laws of Delaware and has all requisite organizational power and authority to carry on its business as now conducted and to own or lease and operate its properties and assets, and is duly qualified to do business as a foreign entity under the laws of each jurisdiction where such qualification is necessary.   The jurisdictions where the Subsidiary is so qualified are set forth on Schedule 3.3(a).

3.4                               Financial Statements.

(a)                                 The Company has Made Available to the Purchaser audited consolidated financial statements of the Company consisting of a balance sheet as of December 31, 2016 and the related statements of income and retained earnings, shareholders’ equity and cash flows for the period from and including August 17, 2016 to December 31, 2016 (the “Annual Financial Statements”) and unaudited consolidated financial statements consisting of a consolidated balance sheet as of September 30, 2017 and the related consolidated statements of income and retained earnings, shareholders’ equity and cash flows for the nine (9)-month period then ended (the “Interim Financial Statements” and together with the Annual Financial Statements, including any notes and schedules thereto, the “Financial Statements”).  The balance sheet of the Company as of September 30, 2017 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date.” The Financial Statements (including the notes and auditors’ reports thereto, if any) have been prepared (i) in accordance with the books and records of the Company and Subsidiary (which books and records, are in turn, accurate and complete) and (ii) in conformity with GAAP applied on a consistent basis throughout the periods covered thereby, and fairly present in all material respects the consolidated financial condition, results of operations, cash flows and shareholders’ equity of the Company as of the respective dates of, and for the periods referred to in, the Financial Statements, subject to, in the case of the Interim Financial Statements, the absence of footnote disclosure and normal year-end adjustments, none of which are material, individually or in the aggregate.

(b)                                 The Company and the Subsidiary (and any predecessor of any of the foregoing) have established and adhered to and maintain a system of internal accounting controls which is sufficient to provide assurance (1) regarding the reliability of financial reporting, (2) that transactions are executed with management’s general or specific authorization, (3) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP, consistently applied, and to maintain proper accountability for items, (4)  recorded accountability for items is compared with actual levels at reasonable intervals and appropriate action is taken with respect to any differences and (5) regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets.  Except as set forth on Schedule 3.4(b), during the past three (3) years, there has not been (i) any significant deficiency or weakness in any system of internal accounting controls used by the Company or the Subsidiary, (ii) to the Knowledge of the Company, any fraud or other wrongdoing that involves any of the management or other Employees of the Company or the Subsidiary who have a role in the preparation of financial statements, financial reporting or the internal accounting controls used by the Company or the Subsidiary or (iii) any written claim or allegation or, to the Knowledge of the Company, any other claim or allegation regarding any of the foregoing.

(c)                                  The Allocation Statement is complete and correct in all respects, is prepared in accordance with the Company LLC Agreement, and does not omit any Person who is entitled to be paid any portion of the Estimated Cash Consideration, the Closing Indebtedness and/or the Selling Expenses in accordance with the terms of this Agreement.  The holders of Indebtedness and Selling Expenses are set forth on Schedule 3.4(c).  There will not be any Closing Indebtedness or Selling Expenses that are not reflected in the calculation of the Final Cash Consideration.

3.5                               Title to Assets.

(a)                                 The Company and the Subsidiary own or lease, free and clear of Liens (except Permitted Liens), all machinery, equipment, and other tangible assets necessary for, or used in, the conduct of the business of the Company and the Subsidiary as presently conducted and as presently proposed by the Company and the Subsidiary to be conducted.

(b)                                 Each such tangible asset is free from material defects (patent and latent), has been maintained in all material respects in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable in all material respects for the purposes for which it presently is used and presently is proposed to be used.

(c)                                  There is no material property or obligation of the Company or the Subsidiary, including uncashed checks to vendors, customers or employees (but excluding non-refunded overpayments or unclaimed subscription balances), that is escheatable or payable to any Governmental Entity.

3.6                               Real Property.

(a)                                 Neither the Company nor its Subsidiary owns any real property.

(b)                                 The real property demised by the lease and sublease agreements described on Schedule 3.6(b) (the “Real Property Leases”) constitutes all of the real property leased or subleased by the Company and the Subsidiary (the “Leased Real Property”).  Schedule 3.6(b) lists, and the Real property Leases shall be deemed to include, all leases, subleases, occupancy agreements, addenda, amendments, modifications, extension or renewal elections and guaranties affecting the Company and the Subsidiary’s interest in and to the Leased Real property, and the Company has Made Available to the Purchaser true and complete copies of the Real Property Leases.  The Real Property Leases are in full force and effect, enforceable in accordance with their terms, subject to proper authorization and execution of such Real Property Leases by the other parties thereto and the General Enforceability Exceptions.  No real property is used in connection with the business of the Company and the Subsidiary as now conducted other than the Leased Real Property.  Except as set forth on Schedule 3.6(b): (i) neither the Company nor the Subsidiary is in breach or default under any of the Real Property Leases or has received any written notice of any default or event that with notice or lapse of time, or both, would constitute a default by the Company or the Subsidiary under such Real Property Leases or give rise to any defenses, offsets, claims or credits which the other party under each such Real Property Lease may have against the Company or the Subsidiary; (ii) to the Knowledge of the Company, the other party to each Real Property Lease is not in breach or default under such Real Property Lease, no condition exists that would give rise to any defenses, offsets, claims or credits by the Company or the Subsidiary under such Real Property Lease, and no portion of the security deposit under any such Real Property Lease, if applicable, has been applied and not replenished; (iii) the Company and/or the Subsidiary, as applicable, has a good and valid leasehold interest in all Leased Real Property and  has not collaterally assigned, mortgaged, deeded in trust or granted any other Lien in such Real Property Lease or any interest therein other than Permitted Liens; (iv) there are no Liens affecting the Real Property Leases, other than Permitted Liens; (v) the Real Property Leases constitute all written agreements of any kind for the leasing, rental, use or occupancy of the Leased Real Property by the Company or the Subsidiary; (vi) neither the Company nor the Subsidiary (and for periods prior to November 1, 2016, the Subsidiary’s Predecessor) has received any written notice from any Governmental Entity that any of the improvements on the Leased Real Property or the Company or the Subsidiary’s use of the Leased Real Property violates any use or occupancy restrictions, any item of record or any zoning or building code; (vii) the Leased Real Property has access to all utilities necessary for the operation of the Company and the Subsidiary’s business as now conducted, (viii) to the Knowledge of the Company, there is no pending condemnation or eminent domain proceeding with respect to the Leased Real Property; and (ix) all Permits, licenses and approvals necessary for the occupancy and use of the Leased Real Property for the use as now conducted by the Company and the Subsidiary have been obtained.

3.7                               Absence of Certain Changes and Events.  From December 31, 2016 until the date of this Agreement, no fact, event or circumstance has occurred or arisen that, individually or in combination with any other fact, event or circumstance, has had or would reasonably be expected to have a Material Adverse Effect.  Except as set forth on Schedule 3.7, from the Balance Sheet Date until the date of this Agreement, neither the Company nor the Subsidiary has taken any of the following actions:

(a)                                 made changes in any method of accounting or accounting practice of the Company or Subsidiary, except as required by a change in GAAP or applicable Law or as disclosed in the notes to the Financial Statements;

(b)                                 made, revoked or changed any Tax election, changed any annual Tax accounting period, adopted or changed any method of Tax accounting, filed any amended Tax Return, entered into any closing agreement with respect to Taxes, waived any claim for refund or credit of Taxes, settled any audit, examination or Legal Proceeding related to Taxes, surrendered any right to claim a Tax refund, or consented to the extension or waiver of the limitations period applicable to any Tax Proceeding;

(c)                                  entered into any Contract (or series of related Contracts) outside the ordinary course of business;

(d)                                 entered into any Contract (or series of related Contracts) with any Affiliate of the Company or the Subsidiary;

(e)                                  accelerated, terminated, modified or cancelled any Contract (or series of related Contracts) involving more than $500,000 (individually or in the aggregate) to which the Company or the Subsidiary is a party or by which it is bound;

(f)                                   permitted, allowed or suffered any Lien upon any of its assets, tangible or intangible, or incurred, assumed or guaranteed any Indebtedness other than borrowings under the Credit Facility in the ordinary course of business;

(g)                                  sold, leased, licensed, transferred, assigned or otherwise disposed of any of their assets, except in the ordinary course of business and except for any assets having an aggregate value of less than $250,000;

(h)                                 issued, sold or delivered any Units or issued or sold any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any Units;

(i)                                     other than as required by applicable Law, (A) materially increased the compensation of any officer, manager, employee, contractor or director of the Company or the Subsidiary, other than as provided for in any Employee Plan, (B) hired or terminated any officer, or manager of the Company or the Subsidiary, or employees or contractors with expected annual compensation or remuneration in excess of $200,000 or (C) entered into, amended or terminated any employment, severance, retention or change in control Contract with any Employee that is not terminable at will;

(j)                                    failed to pay any wages or compensation due to any employee or contractor, changed the exempt or nonexempt status of any employee for purposes of the Fair Labor Standards Act and/or any comparable Law, or changed the employment or contractor classification of any employee or contractor;

(k)                                 adopted, amended, modified or terminated any Employee Plan or any Employee Plan or arrangement that would constitute an Employee Plan if it were in existence on the date hereof;

(l)                                     implemented any layoff of employees that would reasonably be expected to implicate the WARN Act;

(m)                             acquired by merger or consolidation with, or by purchase of a substantial portion of the assets, stock or other equity of, or by any other manner, any business or any Person or any division thereof;

(n)                                 adopted any plan of merger, consolidation, reorganization, liquidation or dissolution or filed a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consented to the filing of any bankruptcy petition against it under any similar Law;

(o)                                 made any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or made any loan or advance (other than travel and similar advances to its employees) in excess of $250,000 to any Person other than in the ordinary course of business;

(p)                                 entered into, modified or terminated any labor or collective bargaining agreement of the Company or the Subsidiary;

(q)                                 failed to maintain in full force and effect any insurance policy in effect, except for any policy replaced by a new or successor policy of substantially similar coverage;

(r)                                    terminated, amended, failed to renew or preserve or failed to maintain in full force and effect any material permit, except for amendments completed in the ordinary course of business, or any registration or application for any Intellectual Property Rights;

(s)                                   declared, set aside or paid any dividend or made any distribution (other than tax distributions) with respect to the Units (whether in cash or in kind) or redeemed, purchased or otherwise acquired any of the Units;

(t)                                    effected any recapitalization, reclassification, unit split or like change to its classification;

(u)                                 paid, discharged, settled or satisfied any material claims or material Liabilities, other than in the ordinary course of business; or

(v)                                 entered into any agreement, in writing or otherwise, to take any of the foregoing actions.

3.8                               Taxes.  Except as set forth on Schedule 3.8:

(a)                                 All Tax Returns required to be filed by the Company or the Subsidiary have been timely filed with the appropriate Tax Authorities, taking into account any applicable extensions.  All Taxes owed by the Company or the Subsidiary (whether or not shown to be due on any Tax Return) have been paid.  Each such Tax Return is complete and accurate in all material respects.

(b)                                 No deficiencies for Taxes with respect to the Company or the Subsidiary have been claimed, proposed or assessed by any Tax Authority that have not been resolved and, if required, paid.  There are no pending or ongoing audits or examinations of any Tax Returns with respect to the Company or the Subsidiary by the relevant Tax Authorities and no such audit or examination has been threatened in writing, or to the Knowledge of the Company, otherwise by any Taxing Authority. Neither the Company nor the Subsidiary has waived any statute of limitations relating to Taxes with respect to the Company or the Subsidiary, and neither the Company nor the Subsidiary has agreed to any extension of time with respect to a Tax assessment or deficiency related to any such Taxes, which extension is in effect as of the date hereof.

(c)                                  There are no Liens for Taxes on any of the assets of the Company or the Subsidiary, other than Permitted Liens.

(d)                                 Neither the Company nor the Subsidiary is a party to or bound by any Tax indemnification, Tax allocation or Tax sharing agreement (including any closing agreement, gain recognition agreement or other material agreement relating to Taxes, but excluding, for this purpose, any agreement entered into in the ordinary course of business that is primarily not related to Taxes, such as leases, licenses or credit agreements).

(e)                                  Neither the Company nor the Subsidiary has ever been a member of a Relevant Group (other than a Relevant Group that includes only one or more other Target Companies).  Neither the Company nor the Subsidiary has any Liability for the Taxes of any other Person (apart from another Target Company) under Section 1.1502-6 of the Treasury regulations (or any similar provision of Law), as a transferee or successor, by Contract (excluding, for this purpose, any Contract entered into in the ordinary course of business that is primarily not related to Taxes, such as leases, licenses or credit agreements) or otherwise.

(f)                                   Neither the Company nor the Subsidiary owns any interest in any Person (other than the Subsidiary) that is, for federal income Tax purposes, (i) classified as a “partnership” within the meaning of Section 7701(a)(2) of the Code, (ii) disregarded as separate from its owner within the meaning of Section 301.7701-3 of the Treasury Regulations or (iii) a “controlled foreign corporation” within the meaning of Section 957 of the Code.

(g)                                  Neither the Company nor the Subsidiary (i) is a party to any “listed transaction,” as defined in Code Section 6707A(c)(2) and Treasury Regulations Section 1.6011-4(b)(2), (ii) has failed to disclose on its federal income Tax Returns any position taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662, (iii) is a party to any plan or arrangement described in Code Section 6111(d) or Code Section 6662(d)(2)(C)(ii)(III) or (iv) has “participated” in a “reportable transaction” within the meaning of Treasury Regulations section 1.6011-4.

(h)                                 All Taxes that the Company or Subsidiary is or was required to have withheld or collected have been duly withheld or collected and, to the extent required, have been paid to the appropriate Taxing Authority or Governmental Entity, including all Taxes required to have been withheld or collected and paid in connection with amounts paid or owing to any employee, former employee, non-resident, partner, independent contractor, creditor, shareholder, Affiliate, customer, vendor or other third party, and all IRS Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(i)                                     The unpaid Taxes of the Company and Subsidiary (i) did not, as of the Balance Sheet Date, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Balance Sheet and (ii) will not, as of the Closing Date, exceed Taxes of the Company and the Subsidiary included in the Closing Indebtedness as finally determined hereunder.

(j)                                    Neither the Company nor the Subsidiary has engaged in a trade or business through a permanent establishment (within the meaning of an applicable Tax treaty or convention between the United States and such non-U.S. country), or otherwise been subject to income taxation on a net basis in any country other than the country of its formation.

(k)                                 The provisions of Code Section 197(f)(9) do not currently apply to any intangible assets owned (directly or indirectly) by the Company or Subsidiary.

(l)                                     None of the assets of the Company or the Subsidiary (i) is “tax-exempt use property” within the meaning of Code Section 168(h) or (ii) secures any debt, the interest on which is exempt from Tax under Code Section 103.

(m)                             Neither the Company nor the Subsidiary is a party to any “safe harbor lease” that is subject to the provisions of Section 168(f)(8) of the Internal Revenue Code as in effect prior to the Tax Reform Act of 1986, and neither the Company nor any holder of Units is a “foreign person” within the meaning of the Code.

(n)                                 Neither the Company, the Subsidiary, Purchaser nor any Affiliate of Purchaser will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting of the Company or Subsidiary for a taxable period ending on or before the Closing Date, (ii) use of an improper method of accounting for a taxable period ending on or before the Closing Date, (iii) installment sale or open transaction disposition made by the Company or Subsidiary on or before the Closing Date, (iv) prepaid amount received by the Company or Subsidiary prior to the Closing Date,  (v) closing agreement under Code Section 7121 (or other comparable agreement) entered into on or before the Closing Date or (vi) cancellation of debt of Company or Subsidiary to which Code Section 108(i) applied.

(o)                                 No written claim has been received by the Company or any Subsidiary from any Taxing Authority in a jurisdiction in which such Target Company does not file Tax Returns that such Target Company is or may be subject to taxation by that jurisdiction.

(p)                                 For federal (and, as applicable, state and local) income Tax purposes, (i) the Company is and has, at all times during its existence, been a partnership within the meaning of Section 7701(a)(2) of the Code, and (ii) the Subsidiary is and has, at all times during its existence, been disregarded as an entity separate from the Company under and within the meaning of Treasury Regulations Section 301.7701-3 et seq.

(q)                                 The Company has Made Available to Purchaser correct and complete copies of all United States federal income Tax Returns filed by, and all examination reports and statements of deficiencies assessed against or agreed to by, the Company and the Subsidiary since December 31, 2013.

(r)                                    Neither the Nautic Splitter, Nautic GP nor Nautic VIII-A Blocker will recognize any taxable income or gain by reason of the dissolution and liquidation of the Nautic Splitter pursuant to Section 6.11 of this Agreement.

3.9                               Employees and Employee Benefits.

(a)                                 Schedule 3.9(a) lists all employee benefit plans (as defined in Section 3(3) of ERISA), all material bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance and other material benefit plans, programs or arrangements, and all material employment, termination, change in control, retention, severance or other similar material contracts or agreements, whether or not subject to ERISA (but not including the Deferred Compensation Agreement and any benefit plan, program or arrangement administered, sponsored or maintained by any Governmental Entity or by any labor union or other third party in connection with any Collective Bargaining Agreement) (i) which are maintained, contributed to or sponsored by the Company and/or the Subsidiary for the benefit of any Employee or (ii) with respect to which the Company or the Subsidiary has any material obligation to any Employee or otherwise has any Liability (collectively, the “Employee Plans”).  Copies of the following documents, with respect to each of the Employee Plans, have been Made Available to the Purchaser by the Company to the extent applicable: (i) the current plan document, and all amendments thereto and related current trust documents, insurance contracts or other funding arrangements, and all amendments thereto; (ii) the Form 5500 annual report and all schedules and statements thereto for the three (3) most recently completed plan years for which such Form 5500 annual report has been submitted to the IRS and DOL, (iii) the most recent IRS determination, opinion or advisory letter; (iv) the most recent summary plan descriptions and all subsequent summaries of material modifications, if any; and (v) any material written communications to or from any Governmental Entity (outside of the ordinary course of business) in the current and preceding three (3) calendar years relating to such Employee Plan. Such copies are true, correct and complete in all material respects.

(b)                                 Except as would not reasonably be expected to be material to the Company or Subsidiary, (i) each Employee Plan has been established and administered in accordance with its terms and applicable Law, (ii) as of the date hereof, there is no pending or, to the Knowledge of the Company, threatened actions, claims or lawsuits relating to any Employee Plans, the assets of any of the trusts under such plans, the plan sponsor or the plan administrator of such plans, or against any fiduciary of such plans with respect to the operation of such plans (other than routine benefit claims), and (iii) as of the date hereof, no Employee Plan is, to the Knowledge of the Company, the subject of an examination or audit by a Governmental Entity. Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has timely received a current favorable determination letter from the IRS (or, if a prototype plan or volume submitter plan, can rely on a current opinion or advisory letter from the IRS to the prototype plan or volume submitter plan sponsor) that the Employee Plan is so qualified, and, to the Knowledge of the Company, no event or circumstance has occurred since the date of such determination (or opinion or advisory) letter from the IRS that would adversely affect the qualified status of any such Employee Plan.

(c)                                  No Employee Plan is, and none of the Company or the Subsidiary has any Liability with respect to, an “employee pension benefit plan” as defined in Section 3(2) of ERISA that is subject to Title IV of ERISA or the funding standards of Section 302 of ERISA or Section 412 of the Code, a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code, or a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code.  There is no lien pursuant to Sections 303(k) or 4068 of ERISA or Section 430(k) of the Code in favor of, or otherwise enforceable by the Pension Benefit Guaranty Corporation or any other entity with respect to any of the Company’s or the Subsidiary’s assets. No Employee Plan provides post-termination or retiree health or welfare benefits other than as required by Section 4980B of the Code for which the covered individual pays the full cost of coverage.

(d)                                 The Company and the Subsidiary have complied with the applicable provisions of the ACA, including, but not limited to, if applicable to the Company or the Subsidiary, the employer shared responsibility provisions relating to the offer of “minimum essential coverage” to “full-time” employees that is “affordable” and provides “minimum value” (as defined in Section 4980H of the Code and related regulations) and the applicable employer information reporting provisions under Section 6055 and 6056 of the Code and all related regulations.

(e)                                  All contributions (including, without limitation, all employer contributions and employee salary reduction contributions) that are due have been made within the time periods prescribed by ERISA and the Code to each Employee Plan that is an “employee pension benefit plan” as defined in Section 3(2) of ERISA and all contributions for any period ending on or before the Closing Date that are not yet due have been made to each such Employee Plan or properly accrued.  All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each Employee Plan that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA.

(f)                                   There have been no non-exempt “prohibited transactions” as defined in Section 406 of ERISA and Section 4975 of the Code with respect to any Employee Plan.  No fiduciary as defined in Section 3(21) of ERISA has any Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Employee Plan.

(g)                                  Neither the Company or the Subsidiary is obligated under the Employee Plans or under any other arrangement that is a nonqualified deferred compensation plan or otherwise to pay any separation, severance, termination or similar benefit as a result of any transactions contemplated by this Agreement or solely as a result of a change in control or ownership within the meaning of Section 280G of the Code.  Neither the execution of this

Agreement or the other documents relating to this Agreement, nor the consummation of the transactions contemplated hereunder or thereunder, will increase the amount of benefits otherwise payable under any Employee Plan or result in the acceleration of the time of payment, funding or vesting of any such benefits.

3.10                        Compliance with Laws; Permits.

(a)                                 The Company and the Subsidiary are and, together with the Subsidiary’s Predecessor for periods prior to November 1, 2016, for the past five (5) years have been, in compliance, in all material respects, with all applicable Laws to which the Company or the Subsidiary is subject, and no claim has been (i) filed or (ii) to the Knowledge of the Company, threatened against the Company or the Subsidiary or any such Employee alleging a violation of any such applicable Laws or against the Company or the Subsidiary.  During the past three (3) years, neither the Company nor the Subsidiary nor, prior to November 1, 2016, the Subsidiary’s Predecessor, has received any written notification from any Governmental Entity (i) alleging that the Company or the Subsidiary is not in compliance in any material respect with any applicable Laws, (ii) threatening to revoke a Permit, (iii) requiring or threatening to require that the Company or the Subsidiary, or stating that the Company or the Subsidiary is required to enter into any Order or agreement with a Governmental Entity relating to the operations of the Company or the Subsidiary or (iv) advising the Company or the Subsidiary that a Governmental Entity is contemplating issuing or requesting any such Order or agreement.

(b)                                 Schedule 3.10(b) contains a complete and correct list of all Permits which are held by the Company and the Subsidiary in connection with the operation of their respective businesses.  Each of the Company and the Subsidiary possesses all of the Permits necessary for it to lawfully operate as conducted as of the date of this Agreement in all material respects. All of such material Permits held by or issued to the Company or the Subsidiary, as applicable, are in full force and effect and the Company or the Subsidiary, as applicable, is in compliance in all material respects with each such material Permit and no condition exists that with notice or lapse of time or both would constitute a default under such Permits.  No Legal Proceeding is pending or, to the Knowledge of the Company, has been threatened against the Company or the Subsidiary before or by any Governmental Entity, that (i) would reasonably be expected to lead to the revocation, amendment, failure to renew, limitation, suspension, withdrawal, termination, modification or restriction of any such Permit, or (ii) seeks or imposes injunctive relief or any restriction on the conduct of the Company or the Subsidiary; or (iii) would be reasonably likely to prevent, hinder, modify, interfere, alter, challenge, restrict, make illegal or delay consummation of the transactions contemplated in this Agreement.

3.11                        Legal Proceedings; Orders.  Except as set forth on Schedule 3.11, (a) there are no (and during the three (3) years preceding the date hereof, there have not been any) Legal Proceedings or Orders pending or, to the Knowledge of the Company, threatened against or relating to the Company or the Subsidiary, or for periods prior to November 1, 2016, the Subsidiary’s Predecessor, at law or in equity, or before or by any Governmental Entity, and (b) neither of the Company nor the Subsidiary is or, to the Knowledge of the Company, is threatened to be made, subject to any outstanding Order.  Schedule 3.11 sets forth, with respect to each matter disclosed on such schedule, (i) the parties, (ii) the nature of the dispute, (iii) the relief sought, (iv) the status of the dispute and (v) the status of any claims with the Company’s or the Subsidiary’s insurance claims related to such matters.  No event has occurred, and no claim, dispute or other condition or circumstance exists, that might directly or indirectly give rise to or serve as a basis for the commencement of any material Legal Proceeding.  With respect to any Legal Proceedings identified on Schedule 3.11, the Company has Made Available to the Purchaser true and correct copies of all material complaints and filings related to such Legal Proceedings that are within the possession or control of the Company or the Subsidiary.  No matter disclosed on Schedule 3.11, if decided or settled unfavorably to the Company or the Subsidiary, would be reasonably expected to prevent or adversely affect the consummation of the transactions contemplated under this Agreement, result in any transactions contemplated under this Agreement being declared unlawful or rescinded or have a Material Adverse Effect.

3.12                        No Undisclosed Liabilities.  Except as set forth on Schedule 3.12, neither the Company nor the Subsidiary has any material Liability other than those (i) reflected or reserved against on the Balance Sheet, (ii) which have arisen after the date of the Balance Sheet in the ordinary course of business consistent with past practice of the Company and the Subsidiary (none of which is a Liability for breach of Contract, breach of warranty, tort, infringement, violation of Law or Proceeding), or (iii) with respect to any Selling Expenses arising under this Agreement.

3.13                        Accounts Receivable and Payable.

Except as set forth on Schedule 3.13, all accounts and notes receivable of the Company and the Subsidiary (a) represent sales actually made in the ordinary course of business or valid claims as to which full performance has been rendered by the Company or the Subsidiary, as applicable, (b) constitute valid claims of the Company or the Subsidiary that, to the Knowledge of the Company, are not subject to claims of set off or other defenses or counterclaims and (c) with respect to any material accounts receivable, subject to a reserve for bad debts as accurately reflected on the face of the Interim Financials, are collectible within 90 days after billing.  Except as set forth on Schedule 3.13 or specifically reserved for on the Interim Financial Statements, all accounts and notes receivable of the Company and the Subsidiary are current, and there is no dispute regarding the collectability of any such receivables.  The reserve set forth in the Interim Financial Statements against the accounts receivable for returns and bad debts has been calculated in accordance with GAAP, consistently applied, and solely with respect to the Interim Financial Statements, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.  All accounts payable of the Company and the Subsidiary arose in bona fide arm’s length transactions in the ordinary course of business, and no account payable is delinquent more than sixty (60) days in its payment.

3.14                        Contracts.

(a)                                 Schedule 3.14(a) contains a complete and accurate list as of the date hereof, and the Company has Made Available to the Purchaser true, correct and complete copies, of (and in the case of any oral Contract, an accurate description thereof) each of the following executory Contracts to which the Company and/or the Subsidiary is a party (collectively, the “Material Contracts”):

(i)                                     all Contracts involving aggregate consideration in excess of $1,500,000;

(ii)                                  all Contracts involving aggregate consideration in excess of $1,500,000 and requiring performance by any party more than one (1) year from the date hereof, which cannot be cancelled by the Company or the Subsidiary, as applicable, without penalty or without more than 30 days’ notice;

(iii)                               all Contracts that purport to limit, curtail or restrict the ability of the Company or any of its Affiliates to compete in any geographic area or line of business or materially restrict the Persons to whom the Company or any of its Affiliates may sell products or deliver services or restricts the price that the Company or any of its Affiliates may charge for its products or services;

(iv)                              all partnership, joint development, or joint venture Contracts;

(v)                                 all Contracts that relate to the sale or lease of any of the Company’s or Subsidiary’s assets, other than with respect to the sale or lease of Subsidiary’s assets in the ordinary course of business consistent with past practice, in each case for consideration in excess of $250,000;

(vi)                              all Contracts that relate to the acquisition of any business, stock or a material amount of assets of any other Person or any real property (whether by merger, purchase or sale of stock or membership interests, sale of assets or otherwise);

(vii)                           all Contracts with Sellers or Affiliates of the Company, Subsidiary or Seller;

(viii)                        all Contracts relating to Indebtedness;

(ix)                              all Company IP Agreements other than commercially available, unmodified, off-the-shelf software licenses (offered through shrink-wrap or click-wrap) with aggregate licenses, maintenance, support and other fees, in each instance, of $150,000 or less;

(x)                                 management Contracts, consulting Contracts, employee leasing Contracts or Contracts for the employment or services of any Contractor, Employee or other Person on a full-time, part-time, consulting or other basis involving annual compensation or remuneration in excess of $150,000 (other than offer letters in the ordinary course consistent with past practice), and all severance, change of control and deferred compensation Contracts;

(xi)                              any bonus, profit sharing, incentive, equity option, “phantom” equity, equity purchase, equity appreciation or other similar Contract, commitment or arrangement for the benefit of any current or former Employee or Contractor (other than offer letters in the ordinary course consistent with past practice);

(xii)                           any Contract under which the Company or the Subsidiary has advanced or loaned any amount to any of its managers, officers, Affiliates or employees outside the ordinary course of business;

(xiii)                        any Contract under which the Company or the Subsidiary has advanced or loaned to any other Person amounts in the aggregate exceeding $250,000;

(xiv)                       any Contract under which the Company or the Subsidiary is lessor of or permits any Person to hold or operate any property, real or personal;

(xv)                          any settlement or similar agreement with any Governmental Entity or other Person containing obligations yet to be performed or completed by either or both parties;

(xvi)                       any Contract that is a power of attorney executed on behalf of Company or Subsidiary;

(xvii)                    any Contract that requires Company or Subsidiary to use any supplier or third party for all or a specified percentage of Company or Subsidiary’s requirements or needs or requires Company or Subsidiary to provide to other parties “most favored nation” pricing;

(xviii)                 any Contract with a Material Customer or Material Supplier;

(xix)                       all collective bargaining agreements or other material Contracts with any labor organization, union or association to which the Company or the Subsidiary is a party.

(b)                                 Each Contract identified or required to be identified on Schedule 3.14(a) (1) to the extent applicable, was validly assigned from Leehar Distributors, Inc. to the Subsidiary and (2) is in full force and effect and is valid, binding and enforceable in accordance with its terms (assuming each such Contract is a valid and binding obligation of each of the parties thereto other than the Company or the Subsidiary, as applicable) and to the Knowledge of the Company, each other party thereto, except to the extent enforceability may be limited by the General Enforceability Exceptions.  For each Contract identified or required to be identified on Schedule 3.14(a), neither the Company, the Subsidiary, nor, to Knowledge of the Company, any other Person that is party to any such Contract, is in breach or default thereunder, nor to the Knowledge of the Company, has any notice of breach of default been threatened.

3.15                        Environmental Matters.

(a)                                 Each of the Company and the Subsidiary is and, together with the Subsidiary’s Predecessor for periods prior to November 1, 2016, for the last five (5) years has been, in compliance with all Environmental Laws;

(b)                                 Each of the Company and the Subsidiary holds all Environmental Permits required for the current operation of the business, and is, and, together with the Subsidiary’s Predecessor for periods prior to November 1, 2016, for the last five (5) years has been, in compliance in all material respects with all such Environmental Permits and, to the extent required prior to the Closing Date, timely and complete applications have been or will be made for renewal, extension or reissuance of all such Environmental Permits, and the Company has not received written information which would lead it to believe that any Environmental Permit may not be renewed, extended or reissued in due course and as requested without the imposition of cost or penalty;

(c)                                  Neither the Company nor the Subsidiary (and for periods prior to November 1, 2016, the Subsidiary’s Predecessor) has received, as of the date hereof, any written notice, demand, letter or request for information alleging violation of any Environmental Law nor, as of the date hereof, no Environmental Claim is pending nor, to the Knowledge of the Company, threatened against the Company or the Subsidiary;

(d)                                 Neither the Company nor Subsidiary (and for periods prior to November 1, 2016, the Subsidiary’s Predecessor) has treated, stored, disposed of, transported, handled or released, or arranged for or permitted the treatment, storage, disposal, transportation, handling, or release of, any substance, including, without limitation, any Hazardous Material, or owned or operated any property or facility (and no such property or facility is contaminated by any Hazardous Material) in a manner that has given rise to or will give rise to an Environmental Claim;

(e)                                  Neither the Company nor any Subsidiary (and for periods prior to November 1, 2016, the Subsidiary’s Predecessor) has, either expressly or by operation of law, assumed or undertaken any Liability or corrective or remedial obligation of any other Person relating to Environmental Laws;

(f)                                   Neither the execution and delivery of this Agreement or the Transaction Documents nor the consummation of the transactions contemplated hereunder or thereunder will impose any obligations for site investigation or cleanup, or notification to or consent of Governmental Entity or any other Person, pursuant to any so-called “transaction-triggered” or “responsible property transfer” Environmental Laws; and

(g)                                  The Company has Made Available to the Purchaser true and correct copies of all environmental reports, audits, assessments and investigations, and all other material environmental documents, relating to the Company, the Subsidiary, the Company’s operation of the business, the Leased Real Property, any other real property owned or used by the Company, any Subsidiary, or any of the Company’s or the Subsidiary’s Predecessors.

3.16                        Employment and Labor Matters.

(a)                                 Schedule 3.16(a) sets forth a true, correct and complete list of all current Employees and a true, correct and complete list of all individual independent contractors of the Company and/or the Subsidiary who are engaged through means other than through a staffing agency, professional employment organization or similar operation, including individuals who are engaged directly or through entities in which the individuals have an ownership interest (each, a “Contractor”), and sets forth each Employee’s and Contractor’s (as applicable) (i)

employee identification number, (ii) job title, (iii) location of employment or services, (iv) hire or retention date, (v) base salary, hourly wage, or other remuneration rate, (vi) accrued and unused paid time off, (vii) the amount of any incentive or other additional compensation (including bonus and commission amounts) for which such Employee or Contractor is eligible and the amount of such additional compensation actually paid by each Employee or Contractor during the prior 12 months, (viii) work status (i.e., full-time, part-time, temporary, on leave of absence, etc.) and (ix) status as exempt or non-exempt from the overtime requirements of the Fair Labor Standards Act and similar Laws.

(b)                                 Schedule 3.16(b) contains a complete and accurate list, as of the date hereof, of each collective bargaining or other labor union contract or labor arrangement covering any Employee (the “Collective Bargaining Agreements”).  The Company has Made Available true and complete copies of all Collective Bargaining Agreements to the Purchaser.  The Company is in compliance with the terms of the Collective Bargaining Agreements.

(c)                                  Except as set forth on Schedule 3.16(c), (i) there are no activities or proceedings involving any labor union to organize or represent any Employees; (ii) there is no labor strike, labor dispute or work stoppage involving any Employee pending or overtly threatened; (iii) the Company and the Subsidiary are, and, together with the Subsidiary’s Predecessor for periods prior to November 1, 2016, have been, in compliance with all applicable Laws in connection with the Employees and the Contractors; (iv) as of the date hereof, there is no pending or threatened actions, claims or lawsuits brought by any Employee or Contractor under any Laws in connection with his or her employment with or services for the Company or the Subsidiary, respectively, and (v) there are no unfair labor practice charges or other applications or proceedings before a labor relations board or any similar authority currently pending or overtly threatened, involving the Company or the Subsidiary.  No Employee or Contractor has notified the Company or the Subsidiary in writing that such Employee or Contractor intends to terminate his or her employment or engagement, as applicable, within the six-month period following the Closing Date.  Except as set forth on Schedule 3.16(c), as of the date hereof, all compensation, including wages, commissions, bonuses and accrued vacation payable to all Employees, Contractors of the Company or the Subsidiary for services performed on or prior to the date hereof have been paid in full or are scheduled to be paid in full.  Each Employee and Contractor of, and each other individual performing any services for, the Company or the Subsidiary is, and, together with the Subsidiary’s Predecessor for periods prior to November 1, 2016, during the past five (5) years has been properly classified under applicable Law as a common law employee, independent contractor, leased employee or agent, and neither the Company nor the Subsidiary has any Liability for the improper classification of any employees as independent contractors, exempt from the overtime requirements of the Fair Labor Standards Act or any other applicable Law, or leased employees.

(d)                                 Within the preceding two (2) years, neither the Company nor the Subsidiary nor for periods prior to November 1, 2016 the Subsidiary’s Predecessor has implemented any plant closings or layoffs requiring notice under the WARN Act or any similar Law.  Schedule 3.16(d) sets forth a list of Employees (by date and location) who were laid off by the Company or the Subsidiary during the 90-day period preceding the date hereof.

(e)                                  Except as set forth on Schedule 3.16(e), neither the execution, delivery and performance of any of this Agreement nor the consummation of the transactions contemplated thereby will (i) result in any payment becoming due from the Company or the Subsidiary to any Employee or Contractor, (ii) increase any benefits payable under any Contract between the Company or the Subsidiary and any Employee or Contractor, or (iii) accelerate the time of payment or vesting of any benefits under any such Contract.

(f)                                   (i) All levies, assessments and penalties made against, or premiums owed, by the Company or the Subsidiary pursuant to any applicable workers’ compensation Laws have been paid, and (ii) the Company and/or the Subsidiary have not been reassessed under any such legislation during the past three years, and to the Company’s Knowledge there are no circumstances that would permit a penalty reassessment.

(g)                                  The Company or the Subsidiary have withheld all amounts required by Law to be withheld from payments made by it with respect to all Employees, including those with respect to income Tax withholdings, pension plan contributions and employment or unemployment insurance premiums and remittances, and has remitted all such amounts as required within the times required by applicable Laws.

3.17                        Intellectual Property.

(a)                                 Schedule 3.17(a) lists all issued Patents, registered Marks, pending applications for registrations of any Marks and pending Patent applications, registered Copyrights and pending applications for registration of any Copyrights and domain name registrations, in each case, held or purported to be owned by the Company and/or the Subsidiary (the “Registered IP”). Each item of Registered IP is valid, subsisting and enforceable and, and has not been abandoned or cancelled. No Legal Proceeding is pending, or to the Knowledge of the Company has been threatened, challenging the validity, enforceability, registration, ownership or use of any Company Intellectual Property (other than routine correspondence from the US Patent and Trademark Office or other similar office or administrative body). All necessary registration, maintenance and renewal fees in connection with such Registered IP that are or will be due for payment on or before the Closing Date have been or will be timely paid and all necessary documents and certificates in connection with such Registered IP that are or will be due for filing on or before the Closing Date have been or will be timely filed with the relevant authorities for the purposes of maintaining such Registered IP.

(b)                                 Neither the operation of the Company or the Subsidiary, nor for periods prior to November 1, 2016 the Subsidiary’s Predecessor, nor any Company Product, has infringed, misappropriated, diluted, or otherwise violated, and does not infringe, misappropriate, dilute, or otherwise violate any Intellectual Property Rights of any third Person.  No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, accusing the Company or the Subsidiary of infringement, misappropriation, dilution, or violation of any Intellectual Property Rights of any Person in connection with the operation of the Company or the Subsidiary or otherwise. To the Knowledge of the Company, no Person is infringing or, diluting, misappropriating or otherwise violating any Company Intellectual Property.  Neither Company nor Subsidiary (and for periods prior to November 1, 2016, the Subsidiary’s Predecessor) has received written, or to the Knowledge of the Company, otherwise, notice from any Person (including a cease and desist letter or unsolicited offer to license) claiming that such operation or any act, any Company Product, or any Company Intellectual Property infringes or, dilutes, misappropriates or otherwise violates any Intellectual Property Rights of any Person or constitutes unfair competition or trade practices under the applicable Law.

(c)                                  The Company or the Subsidiary is the sole and exclusive legal and beneficial owner of, or has a valid and enforceable right to use (either through ownership or pursuant to a valid written license), each item of Company Intellectual Property, free and clear of any Liens other than Permitted Liens. Each Company IP Agreement is valid and binding on the Company or the Subsidiary party to such Company IP Agreement in accordance with its terms and is in full force and effect. Neither the Company nor, to the Knowledge of the Company any other party thereto is, or is alleged to be, in breach of or default under, or has provided or received any notice of breach of, default under, or intention to terminate (including by non-renewal), any Company IP Agreement. Each of the Company and the Subsidiary has entered into binding, valid and enforceable, written agreements with each current and former employee and independent contractor who have made material contributions to the Company Intellectual Property whereby such employee or independent contractor (A) acknowledges the Company’s (or the Subsidiary’s) exclusive ownership of all Intellectual Property Rights invented, created, or developed by such employee or independent contractor within the scope of his or her employment or engagement with the Company or the Subsidiary; and (B) grants to the Company or the Subsidiary a present, irrevocable assignment of any ownership interest such employee or independent contractor may have in or to such Intellectual Property Rights. No employee or independent contractor scheduled any exceptions or exclusions with respect to any proprietary rights in such Contracts. Neither the execution, delivery, or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will result in the loss or impairment of, modification of scope of rights or licenses, nor payment of any additional amounts with respect to, or require the consent of any other Person in respect of, the Company’s or the Subsidiary’s right to own or use any Company Intellectual Property

(d)                                 The Company and the Subsidiary have taken all steps reasonable under the circumstances to protect and preserve the confidential information and Trade Secrets and any other material non-public, proprietary or confidential information of the Company, the Subsidiary or any Person to whom the Company or the Subsidiary, as applicable, has a confidentiality obligation, including, without limitation, adopting policies applicable to employees of the Company and requiring all employees, contractors and third persons having access thereto to execute written non-disclosure agreements or comparable documentation.  No confidential information or Trade Secrets have been disclosed by the Company or the Subsidiary or authorized to be disclosed by the Company or the Subsidiary to any third party Person other than pursuant to a written non-disclosure agreement; and, to the Knowledge of the Company, no third party Person that is a party to any non-disclosure agreement with the Company or the Subsidiary is in breach of default thereof.  No confidential information or Trade Secrets of the Company or the Subsidiary that are material to the Company or the Subsidiary have been improperly disclosed or misappropriated by another Person.

(e)                                  Schedule 3.17(e) contains (i) a correct, current, and complete list of all Company Products; and (ii) except for Open Source Software, a list of all other material Software incorporated in or distributed or licensed with such Company Product in any manner for use in connection with such Company Product.  Other than Intellectual Property Rights licensed to the Company under (a) licenses for Open Source Software, or (b) the licenses set forth in Schedule 3.17(e), the Company Intellectual Property includes all Intellectual Property Rights that are used in or necessary to the conduct of the business of the Company or the Subsidiary as it currently is conducted by the Company or the Subsidiary.

(f)                                   The computers, servers, workstations, routers, hubs, switches, circuits, and other information technology equipment of the Company and the Subsidiary (the “IT Assets”) operate and perform in all material respects as required by the operation of the Company, and have not materially malfunctioned or failed in the past three (3) years.  The Company and the Subsidiary have (i) used commercially reasonable efforts to protect the integrity and security of the IT Assets (and all information stored or contained therein) against unauthorized use, access, interruption, modification or corruption; (ii) implemented a written information security program, which includes commercially reasonable data backup, data storage, system redundancy, and disaster avoidance and recovery procedures, and business continuity plans, procedures, and facilities, and act in compliance therewith and (iii) test such plans and procedures on a regular basis, and such plans and procedures have been proven effective upon such testing.  The IT Assets are reasonably sufficient for the immediate needs of the business of the Company and the Subsidiary, including as to capacity and ability to process current peak volumes in a timely manner. The IT Assets are in sufficiently good working condition to perform all information technology operations and include sufficient licensed capacity (whether in terms of authorized sites, units, users, seats, or otherwise) for all Software, in each case as necessary for the conduct of the business of the Company and Subsidiary as currently conducted or contemplated by the Company to be conducted in all material respects.  To the Company’s Knowledge there have been no unauthorized intrusions or breaches of the security the IT Assets or the occurrence of circumstances or events that require the Company or the Subsidiary to give notice to a data subject or otherwise conduct an investigation into the Company’s security.

(g)                                  Schedule 3.17(g) sets forth a correct, current, and complete list of each item of Open Source Software that is incorporated into, combined with, linked with, provided to any Person as a services, provided via a network as a service or application, or otherwise made available with any Company Product, and for each such item of Open Source Software, (i) the applicable Company Product and (ii) the name and version number of the applicable license agreement. Neither Company nor Subsidiary has used Open Source Software in any manner that would or could (i) require the disclosure or distribution in source code form of any current Company Product or any portion thereof, (ii) require the licensing of any current Company Product or any portion thereof for the purpose of making derivative works, or (iii) impose any restriction on the consideration to be charged for the distribution of any current Company Product or any portion thereof.

(h)                                 Except as set forth on Schedule 3.17(h), the Company and the Subsidiary have not disclosed, licensed or made available to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code, except for disclosures to the Company’s or the Subsidiary’s employees, contractors or consultants under agreements that prohibit use or disclosure except in the performances of services to the Company or the Subsidiary.  To the Company’s Knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) shall, or would reasonably be expected to, result in the disclosure or delivery by the Company or the Subsidiary to any party of any Company Source Code.  To the Knowledge of the Company, there has been no unauthorized theft, reverse engineering, decompiling, disabling, or other unauthorized disclosure of or access to any Company Source Code.

(i)                                     The Company and the Subsidiary are in material compliance with all applicable Laws and contractual obligations relating to the privacy or use of information regarding or provided by users of Company Products, or to the collection, storage, transfer and any other processing of any Personally Identifiable Information (“Company Privacy Laws”). The Company and the Subsidiary have established commercially reasonable policies and procedures regarding the security of Personally Identifiable Information in its possession, custody or control.  Each of the Company and the Subsidiary is in material compliance with the terms of all Contracts to which such entity is a party to relating to data, privacy, security, or breach notification (including provisions that impose conditions or restrictions on the collection, use, storage, transfer, or disposal of Personally Identifiable Information). With respect to any Company Privacy Law: (i) neither the execution, delivery, or performance of this Agreement nor the consummation of any of the transactions contemplated by this Agreement will result in any violation of any Company Privacy Laws, and (ii) no claims have been asserted, or to the Company’s Knowledge, are threatened against the Company or the Subsidiary alleging any violation of any Company Privacy Law.

(j)                                    All Company Products operate in accordance with their documented specifications and as the Company and its Subsidiaries have warranted to their customers. To the Company’s Knowledge, all Company Products (and all parts thereof) are free of “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other Software routines or hardware components intentionally designed to permit unauthorized access or the unauthorized disablement or erasure of such Company Product (or all parts thereof) or data or other Software of users (“Contaminants”).

(k)                                 The Company and the Subsidiary have a privacy notice(s) regarding the collection, use, and disclosure of Personally Identifiable Information in connection with the operation of the Company’s business (including via Company and/or Subsidiary websites and mobile applications) and is and, together with the Subsidiary’s Predecessor for periods prior to November 1, 2016, in the past three (3) years has been in compliance with such privacy notice(s). The Company and the Subsidiary each have posted a privacy notice in a clear and conspicuous location on all websites and any mobile applications own or operated by the Company and the Subsidiary.

3.18                        Customers and Suppliers.  Schedule 3.18 contains a complete and accurate list of (i) the fifteen (15) largest customers of the Company and the Subsidiary based on, and together with, a listing of the revenue for such customer for the twelve months ended December 31, 2016 and the eight (8) months ended August 31, 2017 (each a “Material Customer”) and (ii) the ten (10) largest suppliers of the Company and the Subsidiary based on, and together with a listing of, the purchases by the Company and the Subsidiary of products and/or services provided by such supplier for each of the twelve months ended December 31, 2016 and the eight (8) months ended August 31, 2017 (each a “Material Supplier”).  Except as set forth on Schedule 3.18, none of such suppliers or customers has notified the Company or the Subsidiary in writing, or to the Knowledge of the Company, has otherwise threatened, indicated or provided notice that (i) the customer or supplier intends to discontinue its relationship with the Company or the Subsidiary, as applicable, or (ii) the customer or supplier intends to materially reduce or change the terms of its purchases from, or provision of, supplies to the Company or the Subsidiary, as applicable.

3.19                        Healthcare Regulatory Compliance.

(a)                                 Healthcare Regulatory Permits. (i) the Company, the Subsidiary and all their managers, officers, directors and professionally licensed employees or agents (“Professional Personnel”) have all material Permits and Professional Licenses required by Healthcare Regulatory Laws (Permits and Professional Licenses, collectively  (“Healthcare Regulatory Permits”) to operate the business of the Company as it is presently conducted; (ii) each Healthcare Regulatory Permit is valid, unrestricted, in good standing and subsisting and in full force and effect; (iii) the operation of the business of the Company as it is currently conducted is not in material violation of, nor is the Company in material default or violation under, any Healthcare Regulatory Permit; (iv) to the Knowledge of the Company, no event has occurred or been threatened which, with notice or the lapse of time or both, would constitute a material default or violation of any material terms, condition or provision of any Healthcare Regulatory Permit; and (v) there are no actions pending or, to the Knowledge of the Company, threatened, that seek the revocation, cancellation, suspension or adverse modification of any Healthcare Regulatory Permit. To the Knowledge of the Company, each director, officer, employee, agent, shareholder and independent contractor of the Company and the Subsidiary possesses all material Healthcare Regulatory Permits necessary for the lawful conduct of his or her duties and obligations in the operation of the Company.

(b)                                 Compliance with Healthcare Regulatory Laws.

(i)                                     The Company and the Subsidiary are, and, together with the Subsidiary’s Predecessor for periods prior to November 1, 2016, for the last three years have been, in compliance in all material respects with all applicable Healthcare Regulatory Laws.

(ii)                                  The operation of the business of the Company and the Subsidiary, as it is currently conducted, is not in violation of, nor is the Company in default or violation under, any Healthcare Regulatory Laws in any material respect.

(iii)                               To the Knowledge of the Company, no event has occurred or been threatened which, with notice or the lapse of time or both, would constitute a material violation of any terms, condition or provision of any Healthcare Regulatory Laws.

(iv)                              Neither the Company, the Subsidiary, nor, to the Knowledge of the Company, any of their directors, officers, agents, employees, shareholders or independent contractors:

(A)                               are or have been convicted of or charged or threatened with prosecution or, to the Knowledge of the Company, is under an investigation or subject to any enforcement action or Order by a Governmental Entity, including CMS, the U.S. Department of Health and Human Services Officer of Inspector General, Office for Civil Rights and the DOJ, or assessed any Civil Monetary Penalty, for any violation of a Healthcare Regulatory Law; or

(B)                               are excluded, suspended or debarred from participation, or are otherwise limited, restricted or ineligible to participate, in any Federal Healthcare Program.

3.20                        Related Party Transactions.  Except pursuant to any Employee Plans or other arrangements with respect to compensation or employment arrangements with employees, officers or managers, which have been Made Available to Purchaser, there are no transactions or agreements involving the payment for, or provision of goods and services to, or assumption of Liabilities, between the Company and/or the Subsidiary, on the one hand, and any Affiliate of the Company or the Subsidiary, on the other hand, other than those contemplated by this Agreement and the other Transaction Documents.  No Affiliate of the Company or the Subsidiary, and no Securityholder has any interest in or owns any asset, tangible or intangible, of the Company or the Subsidiary.

3.21                        Brokers and Finders.  There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the Transactions based on any arrangement or agreement made by or on behalf of the Company or the Subsidiary other than obligations to Houlihan Lokey, Inc., which obligations are Selling Expenses.

3.22                        Insurance.

Schedule 3.22 sets forth the following information with respect to each Insurance Policy (including policies providing property, casualty, liability and workers’ compensation coverage) to which the Company or the Subsidiary is a party:

(a)                                 the name of the insurer, the name of the policyholder and the name of each covered insured;

(b)                                 the policy number and the period of coverage; and

(c)                                  the type and amount of coverage.

With respect to each such Insurance Policy: (A) the policy is legal, valid, binding, enforceable and in full force and effect, except as enforceability may be limited by the General Enforceability Exceptions; (B) neither the Company not the Subsidiary is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification or acceleration, under the policy; and (C) no party to the policy had repudiated any provision thereof.  The Insurance Policies are sufficient for compliance with all applicable Laws and Contracts to which the Company or the Subsidiary is a party or by which the Company or the Subsidiary is bound.

3.23                        Service Liability Claims.

(a)                                 Except as set forth on Schedule 3.23(a), there are no Service Liability Claims.

(b)                                 Except (i) as set forth on Schedule 3.23(b), (ii) for conditions or warranties implied or imposed by any applicable Law, or (iii) as contained in the Company’s or the Subsidiary’s standard terms and conditions of sale or service, neither the Company nor the Subsidiary has given any warranty or made any representation in respect of products or service supplied, sold or leased by it.

(c)                                  Except (i) as set forth on Schedule 3.23(c), and (ii) except as otherwise occurs in the ordinary course, each service rendered by the Company and the Subsidiary has been in material conformity with all applicable contractual commitments and all express and implied warranties.

3.24                        Officers and Managers; Bank Accounts.

(a)                                 Schedule 3.24(a) lists all officers and managers of the Company and the Subsidiary.

(b)                                 Set forth on Schedule 3.24(b) is an accurate and complete list showing: (a) the name of each bank in which the Company or the Subsidiary has an account, credit line or safe deposit box and the names of all Persons authorized to draw thereon or to have access thereto other than investment accounts of the Company and the Subsidiary.

3.25                        Books and Records.

The minute books of the Company and the Subsidiary contain complete and correct records of all meetings held of, and actions taken by written consent of, the holders of voting securities, the board of managers or Persons exercising similar authority, and committees of the board of managers of the Company and the Subsidiary, and no meeting of any such holders, board of managers, Persons, or committee has been held, and no other action has been taken, for which minutes or other evidence of action have not been prepared and are not contained in such minute books.  The Company and the Subsidiary have at all times maintained complete and correct records of all issuances and transfers of the Units.  At the Closing, all such minute books and records will be in the possession of the Company and the Subsidiary and located at the principal office of the Subsidiary.

3.26                        No Other Representations and Warranties.

NONE OF THE COMPANY, THE SUBSIDIARY OR THEIR RESPECTIVE REPRESENTATIVES OR DIRECT OR INDIRECT EQUITYHOLDERS HAS MADE, AND

SHALL NOT BE DEEMED TO HAVE MADE, ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED OR OF ANY NATURE WHATSOEVER RELATING TO THE COMPANY, THE SUBSIDIARY OR THE BUSINESS OF THE COMPANY OR ANY OF THE SUBSIDIARY OR OTHERWISE IN CONNECTION WITH THE TRANSACTION, AND DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION OR WARRANTY MADE OR COMMUNICATED (ORALLY OR IN WRITING, INCLUDING ANY OPINION, INFORMATION OR ADVICE WHICH MAY HAVE BEEN PROVIDED BY THEIR REPRESENTATIVES) TO THE OTHER PARTIES, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY SET FORTH IN THIS ARTICLE III.

(a)                                 Without limiting the generality of the foregoing, except as expressly set forth in this Article III, none of the Company, the Subsidiary or any other Person (including, without limitation, any Representative or direct or indirect equityholder of the Company or the Subsidiary) has made, and shall not be deemed to have made, any express or implied representation or warranty, either written or oral, at law or in equity or of any nature whatsoever, in the materials relating to the business of the Company and/or the Subsidiary made available to the Purchaser or its Affiliates or Representatives or any other Persons, including due diligence materials, or in any presentation of the business of the Company and/or the Subsidiary by management of the Company and/or the Subsidiary or others in connection with the Transaction, and no statement contained in any of such materials or made in any such presentation or other materials shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by the Purchaser or Merger Sub in executing, delivering and performing this Agreement and the Transactions.  It is understood that any estimates, budgets, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available by the Company and/or the Subsidiary and/or their respective Representatives or direct or indirect equityholders, are not and shall not be deemed to be or to include representations or warranties of the Company and/or the Subsidiary, and are not and shall not be deemed to be relied upon by the Purchaser or Merger Sub or any of their Affiliates in executing, delivering and performing this Agreement and the Transaction.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BLOCKER SELLERS

Each Blocker Seller, severally and not jointly, solely with respect to itself and the Blocker that it owns, represents and warrants to the Purchaser as follows:

4.1                               Status; Authority; Conflicts.

(a)                                 Each Blocker Seller and each Blocker owned by such Blocker Seller was duly formed, incorporated or organized, as applicable, and is validly existing under the laws of its jurisdiction of formation, incorporation or organization, as applicable, has all requisite partnership, corporate or requisite limited liability company power and authority, as applicable, to carry on its business as now conducted and to own or lease and operate its properties and assets and is duly qualified to do business as a foreign entity under the laws of each jurisdiction where such qualification is necessary.  The Blockers are only qualified in the jurisdiction of their incorporation and are not required to be qualified under any other jurisdiction.

(b)                                 Each Blocker Seller has all requisite partnership power and authority to execute and deliver the Transaction Documents to which it is a party, to carry out its obligations under such Transaction Documents and to consummate the Transaction; (ii) the execution and delivery of the Transaction Documents to which such Blocker Seller is a party and the consummation of the Transactions have been duly and validly authorized by such Blocker Seller and no other proceedings on the part of such Blocker Seller are necessary to approve the Transaction Documents to which such Blocker Seller is a party or to consummate the Transaction; and (iii) this Agreement has been duly and validly executed and delivered by such Blocker Seller, and constitutes the valid and binding agreement of such Blocker Seller enforceable against such Blocker Seller in accordance with the terms and conditions of this Agreement, subject to General Enforceability Exceptions.

(c)                                  Except as set forth on Schedule 4.1(c), the execution and delivery of the Transaction Documents to which each Blocker Seller or Blocker is a party, as applicable, does not, and the consummation of the Transactions, and performance by each Blocker Seller or Blocker, as applicable, of its obligations hereunder and thereunder, whether with or without the passage of time, the giving of notice or both, will not result in any breach of any of the provisions of, constitute a default under, result in a violation of, give any third party the right to terminate or to accelerate any obligation under, result in the creation of any Lien upon the Blockers’ Equity or any assets of the Blocker Sellers or Blockers, conflict with, give rise to a right of termination, modification, cancellation or acceleration of any obligation or to a loss of a benefit, in each case under:

(i)                                     the Governing Documents of each Blocker Seller or Blocker;

(ii)                                  any Contract, Law or Order applicable to the each Blocker Seller or Blocker in any material respect; or

(iii)                               without limiting the foregoing, require the Consent of, notice to, or filing with, any Person (except for such filings as may be required under the HSR Act and the filing of the Certificate of Merger).

4.2                               Title.  Such Blocker Seller holds of record and beneficially the Blockers’ Equity set forth on Schedule 4.2 with respect to such Blocker Seller, free and clear of any and all Liens (other than pursuant to the Blockers’ Organizational Documents, and those imposed by or arising out of state or federal securities laws).  Such Blocker Seller has, and as of Closing will have, good and valid title to such Blockers’ Equity.

4.3                               Blocker Capitalization.

(a)                                 All of the Blockers’ Equity owned by such Blocker Seller has been duly authorized, validly issued, fully paid and non-assessable, are free and clear of any and all Liens (other than those imposed by or arising out of state or federal securities laws), and has been offered, issued and delivered in compliance with applicable Laws and Organizational Documents.

(b)                                 Except as set forth in the Blockers’ Organizational Documents of the Blocker owned by such Blocker Seller, there are no outstanding subscriptions, options, warrants, commitments, preemptive rights, deferred compensation rights, equity appreciation rights, “phantom” equity rights, calls, puts, rights to subscribe, Contracts, agreements, arrangements or commitments of any kind relating to the sale or issuance of, or outstanding securities convertible into or exercisable or exchangeable for, any Blockers’ Equity of the Blocker owned by such Blocker Seller or which restrict the transfer of any such Blockers’ Equity.

(c)                                  Except as set forth in the Blockers’ Organizational Documents of the Blocker owned by such Blocker Seller, there are no outstanding contractual obligations, commitments or arrangements (contingent or otherwise) to repurchase, redeem or otherwise acquire or with respect to the voting, restrictions on transfer, or any other rights or restrictions of any Blockers’ Equity or other equity interests or any other securities of such Blocker.

(d)                                 The capitalization of such Blocker is set forth on Schedule 4.3(d), and other than those shares of capital stock set forth on Schedule 4.3(d), no shares of capital stock of such Blocker are issued and outstanding.

4.4                               Brokers or Finders.  There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the Transactions based on any arrangement or agreement made by or on behalf of the Blocker Sellers or the Blockers owned by such Blocker Sellers, except as described in Section 3.21.

4.5                               Blockers.

(a)                                 Such Blocker was formed for the purpose of investing in the Company and holding its portion of the Blockers’ Units;

(b)                                 Except as set forth on Schedule 4.5(b), such Blocker, since the date of its formation or organization, as applicable, (i) has not carried on any business or conducted any operations other than acquiring and holding (directly or indirectly) ownership in the Company and (ii) has not incurred any Indebtedness;

(c)                                  Other than in respect of Taxes on the Blocker’s allocable share of taxable income of the Company, immaterial obligations as a direct or indirect member of the Company and immaterial ordinary course expenses (including without limitation those related to filing Tax Returns and maintaining its limited liability company or corporate existence, as applicable), such Blocker has no Liabilities, Contracts, assets or obligations of any nature or direct or indirect interest of any kind in any Person;

(d)                                 There are no Legal Proceedings pending or, to the knowledge of such Blocker Seller, threatened, against the Blocker owned by such Blocker Seller;

(e)                                  Since December 31, 2016, such Blocker has not (i) made, revoked or changed any Tax election, (ii) changed any annual Tax accounting period, (iii) adopted or changed any method of Tax accounting, (iv) filed any amended Tax Return, (v) entered into any closing agreement with respect to Taxes, (vi) waived any claim for refund or credit of Taxes, (vii) settled any audit, examination or Legal Proceeding relating to Taxes, (viii) surrendered any right to claim a Tax refund, or (ix) consented to the extension or waiver of the limitations period applicable to any audit, examination or Legal Proceeding relating to Taxes; and

(f)                                   Such Blocker is not subject to any Order of any Governmental Entity.

(g)                                  Except as set forth on Schedule 4.5(g),

(i)                                     such Blocker has duly and timely filed (taking into account applicable extensions as to) all Tax Returns that are required to have been filed by it, and all of such Tax Returns are accurate in all material respects;

(ii)                                  such Blocker has paid all Taxes required to be paid by it (whether or not shown to be due on any Tax Return);

(iii)                               (A) such Blocker is not a party to any action or proceeding by any Tax Authority for assessment or collection of any Taxes from such Blocker and (B) such Blocker has not waived any statute of limitations with respect to any Tax that is currently in effect;

(iv)                              there are no Liens for Taxes on any of the assets of such Blocker other than Permitted Liens;

(v)                                 such Blocker is not a party to or bound by any Tax indemnification, Tax allocation or Tax sharing agreement (excluding, for this purpose, any agreement entered into in the ordinary course of business that is primarily not related to Taxes, such as leases, licenses or credit agreements);

(vi)                              such Blocker (i) is not a party to any “listed transaction,” as defined in Code Section 6707A(c)(2) and Treasury Regulations Section 1.6011-4(b)(2) (ii) has not failed to disclose on its federal income Tax Returns any position taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662, (iii) is not a party to any plan or arrangement described in Code Section 6111(d) or Code Section 6662(d)(2)(C)(ii)(III) and (iv) has not “participated” in a “reportable transaction” within the meaning of Treasury Regulations section 1.6011-4;

(vii)                           such Blocker (A) has never been a member of Relevant Group (other than a Relevant Group no other member of which is not a Target Company) or (B) has no liability for the Taxes of any other Person (other than another Target Company) under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or non-U.S. law), as a transferee or successor, otherwise by operation of Law, or by Contract (excluding any Contract the principal purpose of which is not related to Taxes, such as a lease, license or credit agreement);

(viii)                        such Blocker has never owned an interest in any other corporation or an interest in any partnership or other entity, including an entity the separate existence of which is disregarded for federal income Tax purposes, except for its Units of interest in the Company and, in the case of LDI Nautic VIII-A Blocker, Inc., its interest in Nautic VIII-A Splitter;

(ix)                              such Blocker has made no payments, is not obligated to make any payments, and is not a party to any agreement that could obligate it to make any payments, that would not be deductible under Section 280G of the Code (or any similar provision of state, local or foreign Law), and such Blocker has not agreed, and has no actual or potential obligation, to reimburse, pay, gross up or otherwise indemnify any employee or contractor (whether current or former) or any other Person for any Taxes, including Taxes imposed under Sections 409A or 4999 of the Code;

(x)                                 all Taxes that such Blocker is or was required to have withheld or collected have been duly withheld or collected and, to the extent required, have been paid to the appropriate Taxing Authority or Governmental Entity, including all Taxes required to have been withheld or collected and paid in connection with amounts paid or owing to any employee, former employee, non-resident, partner, independent contractor, creditor, shareholder, Affiliate, customer, vendor or other third party, and all IRS Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed;

(xi)                              the unpaid Taxes of each Blocker did not, as of the most recent balance sheet of such Blocker, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on such balance sheet and (ii) will not, as of the Closing Date, exceed Taxes of such Blocker included in the Closing Indebtedness, as finally determined hereunder;

(xii)                           such Blocker has not engaged in any trade or business except through (as a member of) the Company, and such Blocker has earned no income from any trade or business except for the Blocker’s share of the Company’s income from conducting a trade or business, all of which income has been reported by the Company to such Blocker on IRS Schedule K-1 as and to the extent required by Law;

(xiii)                        neither such Blocker, Purchaser nor any Affiliate of Purchaser will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting of the Blocker for a taxable period ending on or before the Closing Date, (ii) use of an improper method of accounting for a taxable period ending on or before the Closing Date, (iii) installment sale or open transaction disposition made by the Blocker on or before the Closing Date, (iv) prepaid amount received by the Blocker prior to the Closing Date,  (v) closing agreement under Code Section 7121 (or other comparable agreement)

entered into on or before the Closing Date or (vi) cancellation of debt of the Blocker to which Code Section 108(i) applied;

(xiv)                       no written (or to the knowledge of such Blocker Seller, other) claim has been received by such Blocker from any Taxing Authority in a jurisdiction in which such Blocker does not file Tax Returns that such Blocker is or may be subject to taxation by that jurisdiction;

(xv)                          Such Blocker has Made Available to Purchaser correct and complete copies of all United States federal income Tax Returns filed by, and all examination reports and statements of deficiencies assessed against or agreed to by, such Blocker since December 31, 2013; and

(xvi)                       Such Blocker, and each Blocker Seller of any of such Blocker’s Equity, is a United States person within the meaning of Code Section 7701(a)(30).

4.6                               No Other Representations and Warranties.

(a)                                 The representations and warranties set forth in this Article IV shall constitute the only representations and warranties of each Blocker Seller with respect to the Transaction.

NONE OF ANY BLOCKER SELLER OR THE RESPECTIVE REPRESENTATIVES, DIRECT OR INDIRECT EQUITYHOLDERS OR ANY BLOCKER OWNED BY SUCH BLOCKER SELLER HAS MADE, AND SHALL NOT BE DEEMED TO HAVE MADE, ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED OR OF ANY NATURE WHATSOEVER RELATING TO ANY BLOCKER, THE COMPANY, THE SUBSIDIARY OR THE BUSINESS OF ANY BLOCKER, THE COMPANY OR ANY OF THE SUBSIDIARY OR OTHERWISE IN CONNECTION WITH THE TRANSACTION, AND DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION OR WARRANTY MADE OR COMMUNICATED (ORALLY OR IN WRITING, INCLUDING ANY OPINION, INFORMATION OR ADVICE WHICH MAY HAVE BEEN PROVIDED BY THEIR REPRESENTATIVES) TO THE OTHER PARTIES, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES OF EACH BLOCKER SELLER EXPRESSLY SET FORTH IN THIS ARTICLE IV.

(b)                                 Without limiting the generality of the foregoing, except as expressly set forth in this Article IV, no Blocker Seller nor or any other Person (including, without limitation, any Representative or direct or indirect equityholder of such Blocker Seller) has made, and shall not be deemed to have made, any express or implied representation or warranty, either written or oral, at law or in equity or of any nature whatsoever, in the materials relating to the business of any Blocker, the Company and/or the Subsidiary made available to the Purchaser or its Affiliates or Representatives or any other Persons, including due diligence materials, or in any presentation of the business of the Company and/or the Subsidiary by management of the Company and/or the Subsidiary or others in connection with the Transaction, and no statement contained in any of such materials or made in any such presentation or other materials shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by the Purchaser or Merger Sub in executing, delivering and performing this Agreement and the Transactions.  It is understood that any estimates, budgets, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available by any Blocker Seller and/or its Representatives or direct or indirect equityholders, are not and shall not be deemed to be or to include representations or warranties of any Blocker, the Company and/or the Subsidiary, and are not and shall not be deemed to be relied upon by the Purchaser or Merger Sub or any of their Affiliates in executing, delivering and performing this Agreement and the Transaction.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:

5.1                               Organization.  Each of the Purchaser and Merger Sub was duly organized or formed, as the case may be, and is validly existing under the applicable laws of its jurisdiction of organization, has all requisite corporate or requisite limited liability company power and authority, as applicable, to carry on its business as now conducted and to own or lease and operate its properties and assets.

5.2                               Authority and Validity.  Each of the Purchaser and Merger Sub has all requisite corporate or requisite limited liability company power and authority, as applicable, to execute and deliver the Transaction Documents to which the Purchaser or Merger Sub is a party, to carry out its obligations under such Transaction Documents and to consummate the Transactions.  The execution and delivery of the Transaction Documents to which the Purchaser or Merger Sub is a party and the consummation of the Transactions has been duly and validly authorized by each of the Purchaser and Merger Sub, and no other proceedings on the part of the Purchaser or Merger Sub are necessary to approve the Transaction Documents to which the Purchaser or Merger Sub is a party or to consummate the Transactions.  This Agreement has been duly and validly executed and delivered by each of the Purchaser and Merger Sub, and assuming the due authorization, execution and delivery by the other Parties, constitutes a valid and binding obligation of each of the Purchaser and Merger Sub, enforceable against each of the Purchaser and Merger Sub in accordance with the terms and conditions of this Agreement, subject to General Enforceability Exceptions.

5.3                               No Violation.  The execution and delivery by each of the Purchaser and Merger Sub of the Transaction Documents to which the Purchaser or Merger Sub is a party do not, and the consummation of the Transaction, and performance by each of the Purchaser and Merger Sub of their obligations hereunder and thereunder, will not (i) result in a violation or breach of any provision of the Governing Documents of either the Purchaser or Merger Sub, (ii) result in a material violation or material breach of any provision of any Law or Order applicable to the Purchaser or Merger Sub, or (iii) except with respect to Purchaser’s existing lenders and in connection with the Debt Financing, require the consent of any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any

Contract to which the Purchaser or Merger Sub is a party or by which the Purchaser or Merger Sub is bound or to which any of the Purchaser’s or Merger Sub’s properties or assets is subject, except where the violation, breach, conflict, default, acceleration or failure to give notice would not, individually or in the aggregate, reasonably be expected to delay or impair the Purchaser’s or Merger Sub’s abilities to consummate the Transaction.  No consent, approval, Order, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to the Purchaser or Merger Sub in connection with the execution and delivery of this Agreement and the consummation of the Transaction, except for (x) such filings as may be required under the HSR Act and for filings required under the Exchange Act or under applicable federal and state securities laws, (y) the filing of the Certificate of Merger, and (z) such consents, approvals, Permits, Orders, declarations, filings or notices that the failure to take or make, as the case may be, would not, individually or in the aggregate, reasonably be expected to delay or impair the Purchaser’s or Merger Sub’s abilities to consummate the Transaction.

5.4                               Litigation.  There are no Legal Proceedings pending or, to the knowledge of the Purchaser or Merger Sub, threatened, against or affecting the Purchaser or Merger Sub or any of their respective Affiliates that relate to this Agreement or the Transactions, nor is there any Order of any Governmental Entity binding on Purchaser or Merger Sub, that challenges the validity or enforceability of this Agreement or seeks to enjoin or prohibit consummation of, or seek other material equitable relief with respect to, the Transactions or that would, individually or in the aggregate, reasonably be expected to delay or impair the Purchaser’s or Merger Sub’s abilities to consummate the Transactions.

5.5                               Brokers or Finders.  All negotiations relating to this Agreement and the Transactions have been carried on without the intervention of any Person acting on behalf of the Purchaser or Merger Sub in such manner as to give rise to any valid claim against any Securityholder, any Blocker Seller, any Blocker or the Company and/or the Subsidiary for any brokerage or finder’s commission, fee, or similar compensation.

5.6                               Financing.  The Purchaser has delivered to the Company and attached hereto as Exhibit E true, complete and correct copies of each of the executed Financing Letters.  The Purchaser has fully paid (or caused to be paid) any and all commitment fees or other fees in connection with the Financing Letters that are required to be paid on or prior to the date hereof, and as of the date hereof, the Financing Letters are in full force and effect and are legal, valid and binding obligations of the Purchaser, and to the knowledge of the Purchaser, the other parties thereto enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.  As of the date of this Agreement none of the obligations or commitments under the Financing Letters have been withdrawn, rescinded, terminated or replaced in any respect, and, to the knowledge of the Purchaser, no such withdrawal, rescission, termination or replacement of the obligations or commitments thereunder is contemplated as of the date of this Agreement.  There are no conditions precedent or other contingencies relating to the funding of the Debt Financing equal to the Required Amount (as defined below) other than as expressly set forth in the Financing Letters.  As of the date of this Agreement, (i) Purchaser is not in breach of any of the terms or conditions set forth in any of the Financing Letters, (ii) no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach by the Purchaser or failure by the Purchaser to satisfy any condition precedent set forth in the Financing Letters, (iii) no party to any of the Financing Letters has notified the Purchaser of its intention to terminate or reduce its commitment under the Financing Letter and (iv) Purchaser has no reason to believe that any of the conditions to the Debt Financing will fail to timely be satisfied or that the full amount of the Debt Financing will be unavailable on the Closing Date assuming that the conditions set forth in Sections 7.1 and 7.2 are satisfied in accordance with their terms.  As of the date of this Agreement, there are no side letters or other agreements, contracts or arrangements to which the Purchaser is a party relating to the Financing Letters that would reasonably be expected to adversely affect the availability of the Financing in any material respect, other than as set forth in the Financing Letters.  The aggregate net proceeds from the Debt Financing (both before and after giving effect to any “flex” provisions) together with available cash or other sources of immediately available funds will be sufficient to consummate the Transactions, including the payment of all amounts required to be paid under Section 2.1, the payment of any fees and expenses of or payable by Purchaser and any related repayment or refinancing of any Closing Indebtedness, and any other amounts required to be paid in connection with the consummation of the Transactions, including amounts required to be paid in connection with the Financing Letters and all fees, expenses and other amounts in connection with the Debt Financing (the “Required Amount”). The obligations of Purchaser to consummate the Merger at Closing upon satisfaction of the conditions precedent set forth in Section 7.01 are not contingent on Purchaser’s ability to obtain the Financing.

5.7                               Solvency.  Immediately following the Effective Time, and after giving effect to the Merger and assuming the accuracy of the representations in ARTICLE III and ARTICLE IV and the financial information for the Company provided to Purchaser and the compliance by Sellers and the Company with this Agreement, the Surviving Company and the Subsidiary on a consolidated basis will be Solvent.  For purposes of this Agreement, “Solvent” when used with respect to the Surviving Company, means that, as of immediately following the Effective Time and after giving effect to the Merger, (a) the Present Fair Saleable Value of its assets will, as of such date, exceed its liabilities as of such date, (b) the Surviving Company will not have, as of such date, an unreasonably small amount of assets or capital for the business in which it is engaged or will be engaged, and (c) the Surviving Company will be able to pay its debts as they become absolute and matured, in the ordinary course of business.  The term “Solvency” shall have a correlative meaning.  For purposes of the definition of “Solvent”, “debt” means liability on a right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured.  “Present Fair Saleable Value” means the amount that may be realized if the aggregate assets of the Surviving Company (including goodwill) are sold as an entirety with reasonable promptness in an arm’s length transaction under present conditions for the sale of comparable business enterprises.

5.8                               SEC Filings; Financial Statements.  Purchaser has timely filed all forms, reports and documents required to be filed by it with the United States Securities and Exchange Commission (the “SEC”) since January 1, 2016 through the date of this Agreement (collectively, the “Purchaser SEC Documents”).  Each of the Purchaser SEC Documents, at the time of its filing complied in all material respects with the applicable requirements of the Securities Act, the

Exchange Act and the Sarbanes-Oxley Act of 2002, as amended, and any rules and regulations promulgated thereunder applicable to the Purchaser SEC Documents.  As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Purchaser SEC Documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.  The financial statements (including any related notes) contained in the Purchaser SEC Documents fairly present, in all material respects, the consolidated financial position of Purchaser and its Subsidiaries as of the respective dates thereof and the consolidated results of operations of Purchaser and its Subsidiaries for the periods covered thereby in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes and are subject to year-end adjustments).

5.9                               Legal Compliance; NYSE Requirements.  Purchaser and Merger Sub are in compliance with all applicable New York Stock Exchange (the “NYSE”) requirements applicable to the listing of Purchaser’s securities on the NYSE, except where the failure to comply would not have a material and adverse effect on the Purchaser or Merger Sub.  Purchaser is not required to obtain stockholder approval of this Agreement or the transactions contemplated hereby pursuant to the rules of the NYSE applicable to listed companies.  None of the Purchaser, Merger Sub or any of their respective Subsidiaries is in default or violation of any law, statute, ordinance, regulation, rule, order, judgment or decree of a Governmental Entity that is applicable to the Purchaser, Merger Sub or any of their respective Subsidiaries or by which any property or asset of the Purchaser, Merger Sub or their respective Subsidiaries is bound, except for any such conflicts, defaults or violations that have not, or would not reasonably be expected to have, a material and adverse effect on the Purchaser or Merger Sub.

5.10                        Absence of Certain Changes or Events.  Since June 30, 2017 and until the date of this Agreement, except as disclosed in the Purchaser SEC Documents, Purchaser has conducted its business only in the ordinary course of business, consistent with past practice in all material respects, and there has not occurred:  (a) any change, event or condition (whether or not covered by insurance) that, individually or in the aggregate with any other changes, events or conditions, has resulted in, or would reasonably be expected to result in, a material adverse effect of the Purchaser, (b) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to Purchaser Common Stock, (c) any amendment of any provision of the Articles of Incorporation or bylaws of, or of any material term of any outstanding security issued by, Purchaser, (d) any material change in any method of accounting or accounting practice of Purchaser except for any such change required by a change in GAAP, or any split, combination or reclassification of Purchaser Common Stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of, or in substitution for shares of Purchaser Common Stock.

5.11                        S-3 Eligibility; Registration Statement.  Purchaser is eligible to register secondary offerings of securities, including the resale of the shares of Purchaser Common Stock constituting the Stock Consideration on a registration statement on Form S-3 under the Securities

Act and a well-known seasoned issuer as defined under Rule 405 of the Securities Act.  Subject to Purchaser continuing to meet the requirements for well-known seasoned issuer status at Closing and receipt of the Required Financials and Audits, to Purchaser’s Actual Knowledge, no reason exists which would prevent a registration statement for the Registrable Securities on Form S-3 filed at the Closing (the “Registration Statement”) from becoming automatically effective upon filing with the SEC pursuant to this Agreement.  Any such Registration Statement and any amendments or supplements thereto, when and if filed in accordance with this Agreement, will comply as to form in all material respects with the requirements of the Securities Act.  At the time the Registration Statement or any amendment or supplement thereto becomes effective, the Registration Statement, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, in light of the circumstances in which they are made.  The representations and warranties contained in this Section 5.11 will not apply to statements or omissions in the Registration Statement or any amendment or supplement thereto based upon information furnished to Purchaser by the Company specifically for use therein.

5.12                        Capitalization and Related Matters.

(a)                                 The authorized capital stock of Purchaser (“Purchaser Capital Stock”) consists of 590,000,000 shares of Purchaser Common Stock and 10,000,000 shares of preferred stock.  As of the date hereof, 68,873,219 shares of Purchaser Common Stock (net of treasury shares) were issued and outstanding. As of the date hereof, no shares of Purchaser Company Preferred Stock are issued and outstanding.  As of the date hereof, Purchaser has outstanding employee stock options to purchase an aggregate of 5,847,648 shares of Purchaser Common Stock (of which options to purchase an aggregate of 1,399,396 shares of Purchaser Common Stock were exercisable) (“Purchaser Options”).  Other than the Purchaser Options and except pursuant to the Purchaser’s 2014 Omnibus Incentive Plan, there are no outstanding subscriptions, options, warrants, commitments, preemptive rights, deferred compensation rights, agreements, arrangements or commitments of any kind to which the Purchaser is a party relating to the issuance of, or outstanding securities convertible into or exercisable or exchangeable for, any shares of capital stock of any class or other equity interests of the Purchaser.  All shares of Purchaser Capital Stock have been duly authorized, and all issued and outstanding shares of Purchaser Common Stock have been validly issued and are fully paid and non-assessable.

(b)                                 The shares of Purchaser Common Stock to be issued in accordance with this Agreement will, upon such issuance, be duly authorized, validly issued, fully paid and non-assessable, free of any Liens (other than Liens created by this Agreement or any obligations of the holder thereof to comply with applicable laws in connection with the sale or transfer thereof), will be issued without violation of the Securities Act or applicable state securities laws.

5.13                        No Other Representations.  NONE OF THE PURCHASER, THE MERGER SUB OR THEIR RESPECTIVE REPRESENTATIVES OR DIRECT OR INDIRECT EQUITYHOLDERS HAS MADE, AND SHALL NOT BE DEEMED TO HAVE MADE, ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED OR OF ANY NATURE WHATSOEVER RELATING TO THE PURCHASER, THE MERGER SUB OR THE BUSINESS OF THE PURCHASER OR THE MERGER SUB OR OTHERWISE IN

CONNECTION WITH THE TRANSACTION, AND DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION OR WARRANTY MADE OR COMMUNICATED (ORALLY OR IN WRITING, INCLUDING ANY OPINION, INFORMATION OR ADVICE WHICH MAY HAVE BEEN PROVIDED BY THEIR REPRESENTATIVES) TO THE OTHER PARTIES, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY SET FORTH IN THIS ARTICLE V.

5.14                        Due Diligence Investigation; No Other Representations.  Each of the Purchaser and Merger Sub is an informed and sophisticated Person, and has engaged expert advisors experienced in the evaluation and acquisition of companies such as the Blockers, the Company and the Subsidiary as contemplated hereunder.  Each of the Purchaser and Merger Sub has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the Transactions.  Each of the Purchaser and Merger Sub has been afforded the opportunity to obtain any additional information necessary, including gaining access to the Representatives of the Blockers, the Company and the Subsidiary, to verify the accuracy of any such information or of any representation or warranty made by the Blocker Sellers, the Company and/or the Subsidiary hereunder or otherwise to evaluate the merits of the Transactions.  Each of the Purchaser and Merger Sub has completed to its satisfaction its own due diligence review with respect to the Blockers, the Company and the Subsidiary and is entering into the Transactions based on the foregoing investigation and due diligence.  Without limiting the generality of the foregoing, each of the Purchaser and Merger Sub acknowledges that (a) none of the Blocker Sellers, the Company, the Subsidiary, their respective Representatives or direct or indirect equityholders has made or is making any representation or warranty with respect to (i) any estimates, budgets, projections or predictions delivered to or made available to the Purchaser or Merger Sub or any other Person of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Blockers, the Company, the Subsidiary or the future business and operations of the Blockers, the Company and the Subsidiary or (ii) any other information or documents made available to the Purchaser or Merger Sub or their Representatives with respect to the Blockers, the Company and the Subsidiary, or any of their respective businesses, assets, liabilities or operations, except as expressly set forth in Article III and/or Article IV hereof, and (b) neither the Purchaser nor Merger Sub has relied nor will either rely upon any of the information described in sub clauses (i) and (ii) of clause (a) above or any other information, representation or warranty, except those representations or warranties set forth in Article III and/or Article IV hereof (in each case, as qualified by the Disclosure Schedule), in negotiating, executing, delivering and performing the Transaction Documents, as applicable, and the Transaction.  The Purchaser and Merger Sub hereby acknowledge and agree to the disclaimers set forth in Section 3.26 and Section 4.6 and that, except to the extent specifically set forth in Article III and/or Article IV hereof (in each case, as qualified by the Disclosure Schedule), the Purchaser and Merger Sub are acquiring the Blockers, the Company and the Subsidiary on an “as is, where is” basis with all faults.

ARTICLE VI
ADDITIONAL AGREEMENTS

6.1          Publicity.  The Parties will, and will cause each of their respective Affiliates and representatives to, maintain the confidentiality of this Agreement and will not, and will cause each of their respective Affiliates not to, issue or cause the publication of any press release or other public announcement or disclosure with respect to this Agreement or the Transactions without the prior written consent of the Securityholder Representative and the Purchaser, which consent shall not be unreasonably withheld; provided, however, that (a) upon the Closing, the Securityholder Representative and the Purchaser shall release a joint (or separate) press release that is mutually agreed upon, and (b) this Section 6.1 shall not prohibit (i) any disclosure by a Party to the extent that such Party reasonably determines, after consultation with outside legal counsel, that such action is required by Law or by the rules of any applicable self-regulatory organization, the SEC or the NYSE, in which event such Party will use its commercially reasonable efforts to consult with the Securityholder Representative and the Purchaser and allow reasonable time to comment on such disclosure, and to reasonably incorporate any such comments to the extent related to the Company or the terms of the transactions contemplated hereby, in advance of such disclosure, (ii) any disclosure to the Securityholders, (iii) any disclosure to any representative of any Securityholder who needs to know such information for the purpose of evaluating the Transaction, and (iv) disclosure by a Securityholder or any of its Affiliates, that is, in each case, an investment fund, as part of such Person’s ordinary course reporting or review procedure or to such Person’s investors or prospective investors or otherwise in connection with such Person’s ordinary course fundraising, marketing, information or reporting activities.

6.2          Commercially Reasonable Efforts; Notices and Consents.

(a)           Subject to the terms hereof, during the period from the date of this Agreement until the Closing or the earlier termination of this Agreement pursuant to ARTICLE IX (the “Pre-Closing Period”), the Parties shall each use commercially reasonable efforts to (a) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective the Transactions as promptly as practicable; (b) obtain from any Governmental Entity or any other third party described in Schedule 3.1(c) any consents or Orders required to be obtained or made by the Parties in connection with the authorization, execution and delivery of this Agreement, the other Transaction Documents and the consummation of the Transaction; (c) as promptly as practicable, make all necessary filings, and thereafter make and cooperate with the other Parties with respect to any other required submissions, with respect to this Agreement and the Transactions required under (i) the HSR Act and any related governmental request thereunder (it being agreed that the Parties shall make the necessary filing with the appropriate Governmental Entity in accordance with the HSR Act within five (5) Business Days after the execution of this Agreement and shall seek early termination with respect thereto), and (ii) the applicable antitrust laws of any other jurisdiction; and (d) execute or deliver any additional instruments reasonably necessary to consummate the Transactions in accordance with the terms hereof. Notwithstanding anything herein to the contrary, (x) the failure to obtain any consent or Order (including those set forth on Schedule 3.1(c) but other than those consents expressly required to be obtained on Schedule 1.8(a)(ix) and the HSR Approval) shall not serve as the basis for the Purchaser to terminate this Agreement pursuant to Section  9.1, and (y) under no circumstances shall the Company or the Subsidiary be required to make payment to any Person or incur any other liability to secure such Person’s consent, except as set forth in the Estimated Closing Statement.

(b)           The Parties shall cooperate fully with one another to comply as promptly as practicable with all governmental requirements applicable to the Transactions, subject to applicable Law, including by (i) timely furnishing to each other all information concerning the Purchaser, the Target Companies and/or their respective Affiliates that counsel to the Purchaser and the Company reasonably determine is required to be included in such documents, (ii) promptly providing the Company and Purchaser with copies of all written communications to or from any Governmental Entity relating to any competition filings submitted in connection with the Merger, (iii) keeping each other reasonably informed of any communication received or given in connection with any Legal Proceeding by the Purchaser or the Company, in each case regarding the Merger, (iv) permitting the Company or the Purchaser (as the case may be) to review and incorporate the other Party’s reasonable comments in any communication given by it to any Governmental Entity or in connection with any proceeding related to the HSR Act or applicable antitrust laws of any other jurisdiction, and (v) to the extent there are meetings with respect to any Governmental Entity in connection with requests under the HSR Act or applicable antitrust laws of any other jurisdiction, permitting each Party to attend such meetings if so requested by such Party.  The Purchaser will pull and re-file any notice under the HSR Act only if the other Parties agree.

(c)           The Parties will use their respective reasonable best efforts to resolve favorably any review or consideration of the antitrust aspects of the Transactions by any Governmental Entity with jurisdiction over the enforcement of any applicable antitrust laws, including by (i) responding promptly to and complying fully with any request for additional information or documents under the HSR Act and applicable antitrust laws of any other jurisdiction and (ii) vigorously defending, through appeal, any Legal Proceeding brought by any Governmental Entity or other Person seeking to enjoin, prevent or delay the consummation of the Transaction.  Nothing in this Agreement shall require the (1) Company, the Subsidiary or their respective Affiliates to take or agree to take any action with respect to their business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing and (2) the Purchaser or any of its Affiliates to agree to (i) sell, hold, divest, discontinue or limit, before or after the Closing, any assets, businesses or interests of Purchaser or any of its Affiliates; or (ii) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests which, in either case, would reasonably be expected to result in a Material Adverse Effect or materially and adversely impact the economic or business benefits to Purchaser of the transactions contemplated by this Agreement.

(d)           During the Pre-Closing Period, the Company will promptly notify the Purchaser in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of that will or is reasonably likely to result in any of the conditions set forth in ARTICLE VII of this Agreement to not be satisfied or any other material development affecting the ability of the Company or the Sellers to consummate the transactions contemplated by this Agreement.

6.3          Conduct of Business.  During the Pre-Closing Period, except as requested or consented to by the Purchaser in writing (which consent shall not be unreasonably withheld, conditioned or delayed), as specifically contemplated by this Agreement or the other Transaction Documents, as required by Law or as set forth on Schedule 6.3, the Target Companies shall conduct, and shall cause the Subsidiary to conduct, the business in the ordinary course consistent with past practice in all material respects.  Except as specifically contemplated by this Agreement or the other Transaction Documents, as required by Law or as set forth on Schedule 6.3, during the Pre-Closing Period, none of the Target Companies shall do any of the following without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed:

(a)           issue, sell or deliver any of the Target Companies’ equity securities or issue or sell any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any such equity securities;

(b)           effect any recapitalization, reclassification, unit distribution, unit split or like change in any of the Target Companies’ capitalization;

(c)           amend any Target Company’s Organizational Documents;

(d)           make any change in any method of accounting or accounting practice of the Company, except as required by a change in GAAP or applicable Law;

(e)           incur, assume or guarantee any Indebtedness other than borrowings under the Credit Facility in the ordinary course of business;

(f)            sell or dispose of any material assets, except in the ordinary course of business consistent with past practice;

(g)           other than in the ordinary course of business consistent with past practice, or as required by applicable Law, (A) materially increase the compensation of any manager, Employee, Contractor, officer or director of the Company or the Subsidiary, other than as provided for in any Employee Plan or in the form of bonuses paid to members of management of the Company in connection with the transactions contemplated by this Agreement which have been approved by the Company Board, which shall be treated as Selling Expenses, (B) hire or terminate any officer or director of the Company or the Subsidiary or (C) enter into, amend or terminate any material employment, retention or change in control Contract with any Employee or Contractor that is not terminable at will;

(h)           except as required by applicable Law or in the ordinary course of business, adopt, amend or modify any Employee Plan;

(i)            acquire by merger or consolidation with, or by purchase of a substantial portion of the assets, stock or other equity of, or by any other manner, any business or any Person or any division thereof, except for the transaction described in Section 6.11;

(j)            adopt any plan of merger, consolidation, reorganization, liquidation or dissolution or file a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consented to the filing of any bankruptcy petition against it under any similar Law;

(k)           make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or make any loan or advance (other than travel and similar advances to its employees in the ordinary course of business) in excess of $250,000 to any Person other than in the ordinary course of business, except for the transaction described in Section 6.11;

(l)            other than in the ordinary course of business, enter into, terminate or amend any Material Contract, or make any proposal to enter into, terminate, or amend any Material Contract;

(m)          enter into, modify or terminate any labor or collective bargaining agreement of the Company or the Subsidiary;

(n)           implement any Employee layoffs implicating the WARN Act;

(o)           pay, discharge, settle or satisfy any material claims or Liabilities, other than in the ordinary course of business;

(p)           sell, assign, transfer, license, abandon, permit to lapse, or otherwise dispose of any of the Target Companies’ assets, including the Target Companies’ Intellectual Property, other than in the ordinary course of business;

(q)           make, revoke or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax Return, enter into any closing agreement with respect to Taxes, waive any claim for refund or credit of Taxes, settle any audit, examination or Legal Proceeding relating to Taxes, surrender any right to claim a Tax refund, or consent to the extension or waiver of the limitations period applicable to any audit, examination or Legal Proceeding relating to Taxes;

(r)            make or pay any non-Cash distribution, dividend or similar transfer; or

(s)            enter into any agreement, in writing or otherwise, to take any of the foregoing actions.

Notwithstanding the foregoing and anything else in this Agreement to the contrary, none of the Target Companies shall be prohibited from (i) transferring any Cash held by it whether by distribution, dividend or otherwise, to any Securityholder prior to the Closing, (ii) settling Indebtedness prior to the Closing or (iii) taking any action expressly contemplated by this Agreement.

6.4          Non-Solicit; Confidentiality; Release.

(a)           Each of Blocker Seller and Nautic Partners VIII, L.P., a Delaware limited partnership (collectively with the Blocker Sellers, the “Restricted Parties” and each, a “Restricted Party”) hereby agrees that such Restricted Party will not, and will cause each of such Restricted Party’s Affiliates not to, either alone or in conjunction with any other Person, directly or indirectly, at any time during the three-year period immediately following the Closing Date (i) engage, employ, solicit or contact with a view to the engagement or employment of Len Dino, Albert Thigpen, Janice Forsyth, David Byrne, Tom Hughes and Evan Raml (each a “Restricted Employee”); provided, that the foregoing restrictions shall cease as to any Restricted Employee on the date that is two (2) years following the date such Restricted Employee’s employment with the Purchaser, the Company or the Subsidiary, as applicable, is terminated by the Purchaser, the Company or the Subsidiary, as applicable, without cause or (ii) make, publish or communicate to any Person or in any public forum any defamatory or disparaging remarks, comments or statements concerning the Company or the Subsidiary from time to time of any of their respective businesses.

(b)           Each Restricted Party will, and will cause such Seller’s Representatives and Affiliates (other than Company) to, keep confidential and not disclose without the prior written consent of the Purchaser or otherwise use any Company Information, except as necessary to consummate the Transactions, and deliver promptly to the Purchaser or destroy, at the request and option of the Purchaser, all tangible embodiments (and all copies) of Company Information which are in such Restricted Party’s possession or under such Restricted Party’s control. If any Restricted Party, based on the written advice of counsel, is legally compelled to disclose any Company Information to any governmental tribunal, such Restricted Party may disclose to the governmental tribunal only the minimum amount of such Company Information as such Restricted Party is legally compelled to disclose; provided, however, that, prior to making any such disclosure, such Restricted Party will provide Purchaser with: (a) prompt written notice of such compulsion so that Purchaser may seek a protective order or other remedy; and (b) reasonable assistance in opposing such disclosure or seeking a protective order or other limitations on disclosure; provided further that such Restricted Party may disclose Company Information to its current and prospective limited partners which are subject to confidentiality agreements in a manner consistent with such Restricted Party’s past practices.

(c)           In addition, during the three (3) year period following the Closing, each Restricted Party will not, and will cause its controlled or commonly controlled Affiliates (other than their respective portfolio companies) not to and will not direct any of its or its Affiliates’ portfolio companies to, solicit, cause, induce or encourage, or attempt to solicit, cause, induce or encourage, any of the customers of the Company set forth on Schedule 6.4(b) to use the Business Services of any Person other than the Company or Purchaser.  For the purposes of this Agreement, “Business Services” means the provision of comprehensive pharmacy benefit management services, which shall not include other pharmacy services, including without limitation, the services provided as of the date hereof by ExactCare Pharmacy (whether such services are provided by ExactCare Pharmacy or any other Person).

(d)           In the event of any breach or violation by any Restricted Party of any of the covenants in this Section 6.4, the time period of such covenant with respect to such Restricted Party will be tolled and will not run until such breach or violation is resolved.

(e)           Each Restricted Party acknowledges and agrees that (i) the Restricted Party is familiar with Company’s trade secrets and other Company Information, (iii) the Purchaser, the Company and Subsidiary have a protectable interest in the Company’s and the Subsidiary’s goodwill, in the Company Information and in preventing unfair competition from current and former stockholders, employees and agents, (iii) the restrictions contained in this Section 6.4 are reasonable and necessary to protect the legitimate business interests of the Company and Subsidiary from time to time, including their respective trade secrets, confidential information, reputation, goodwill and substantial relationships with specific prospective or existing customers, and constitute a material inducement to the Purchaser to enter into this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereby and thereby and (iv) in the event of a breach by such Restricted Party of any of the provisions of this Section 6.4, monetary damages may be inadequate and the Purchaser may have no adequate remedy at law.  Accordingly, in the event of any such breach, the Purchaser and its successors or assigns may, in addition to any other rights and remedies existing in their favor, enforce their rights and such Restricted Party’s obligations hereunder by any Legal Proceeding for specific performance, injunctive and/or other relief, without any requirement of posting a bond or proving actual damages or posting any bond or other security.

(f)            The Purchaser acknowledges that the information provided to it in connection with this Agreement and the Transactions is subject to the terms of the letter agreement by and between Nautic Partners, LLC on behalf of the Subsidiary and the Purchaser dated August 22, 2017 (the “Non-Disclosure and Confidentiality Agreement”), the terms of which are incorporated herein by reference.  Effective upon, and only upon, the Closing, the Non-Disclosure and Confidentiality Agreement shall terminate.  In the event that this Agreement terminates pursuant to Section  9.1, however, the Non-Disclosure and Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

(g)           Each Restricted Party on behalf of itself and any Affiliate (collectively, the “Releasing Parties”), hereby irrevocably, unconditionally, and completely releases the Target Companies, Purchaser, and each of their respective officers, directors, partners, members, managers, shareholders, Affiliates, subsidiaries, Purchaser Related Parties, agents and successors (collectively, the “Released Parties”) from any and all Legal Proceedings, controversies, cross-claims, counter-claims, debts, compensatory damages, liquidated damages, punitive or exemplary damages, other damages, claims for costs and attorneys’ fees, or Liabilities of any nature whatsoever in law and in equity, both past and present (arising from events or circumstances occurring from the beginning of the world through and including the Closing) and whether known or unknown, suspected, or claimed against any of the Released Parties which such Releasing Party has or may have (other than those against Purchaser arising under this Agreement), whether arising under any federal, state or local civil or human rights law, or under any other local, state, or federal law, regulation or ordinance, or under any public policy, contract or tort, or under common law; or any claim for breach of contract, infliction of emotional distress, defamation, or any claim for costs, fees, or other expenses, including attorneys’ fees incurred in these matters (all of the foregoing collectively referred to herein as such Releasing Party’s “Released Claims”).  Each Releasing Party represents that he, she or it has made no assignment or transfer of any Released Claim.  Each Releasing Party acknowledges and intends that his, her or its execution and delivery of this release shall be effective as a bar to each and every one of the Released Claims, and expressly consents and agrees that this release shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown and unsuspected Released Claims (notwithstanding any state statute that expressly limits the effectiveness of a general release of unknown, unsuspected and unanticipated Released Claims), if any, as well as those relating to any other Released Claims hereinabove mentioned or implied.  Notwithstanding the foregoing, no release of claims under this Agreement shall release any current or former officer, director, stockholder, employee or Affiliate of any Seller, the Company or any Subsidiary of the Company of any future obligation set forth in this Agreement and, with respect to all rights of expressly provided for in Section 6.8, such rights shall be unaltered, unimpaired and otherwise unaffected by this Section 6.4(g), and shall remain in full force and effect and are not released or limited, as applicable, hereby.  Notwithstanding the foregoing, nothing in this Section 6.4(g) shall limit in any manner any rights to indemnification or to advancement or reimbursement of expenses to which any Seller or any Seller’s past or present Affiliates or any other heirs, family members, beneficiaries, executors, administrators, trustees, successors (by merger or otherwise), assigns and all other Persons that have or could potentially derive rights through such party is entitled pursuant to this Agreement.

6.5          Exclusivity.  During the Pre-Closing Period, the Restricted Parties and the Company shall, and shall cause the Subsidiary and each of their respective equity holders, directors, officers, managers, employees, agents, advisors or other representatives (collectively, the “Representatives”) to, (i) cease and terminate any and all existing contracts, activities, discussions or negotiations with any Person other than the Purchaser with respect to an Acquisition Proposal, (ii) not solicit, initiate or encourage proposals, offers or inquiries from any third party with respect to an Acquisition Proposal, nor provide information or documentation to any third party with respect to evaluating an Acquisition Proposal or assist any attempt by any other Person to do any of the foregoing, (iii) sell, assign, transfer or dispose of any Units and (iv) promptly notify Purchaser if any Acquisition Proposal or any inquiry or contact with any Person with respect thereto is made and the details of such contact.  As used in this Agreement, “Acquisition Proposal” means any discussions, negotiations, agreements or other arrangements regarding, or which could lead to, any acquisitions of, dispositions of, and/or investments in, whether by way of equity sale, merger, consolidation or other business combination with any other Person, any equity interests or all or any material portion of assets of the Company and/or the Subsidiary.  Notwithstanding the foregoing, nothing in this Section 6.5 shall in any way prohibit the transaction described in Section 6.11.

6.6          Liquidity of Purchaser Common Stock.

(a)           Each Seller agrees that with respect to all Purchaser Common Stock issued to such Seller pursuant to this Agreement (collectively, the “Restricted Shares”), such Seller will not, during the period commencing on the Closing Date and ending ninety (90) days after the Closing

Date with respect to one-half of the Restricted Shares and 180 days after the Closing Date with respect to the remaining one-half of the Restricted Shares (such period, the “Restriction Period”), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Restricted Shares beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by such Seller, or any other securities so owned convertible into or exercisable or exchangeable for the Restricted Shares to the extent any such transactions described above is to be settled by delivery of Restricted Shares (each, a “Transfer”).  Notwithstanding the foregoing, the restrictions on Transfer shall not apply to (i) transactions relating to Purchaser Common Stock acquired in open market transactions after the Closing Date, (ii) the following Transfers: (A) as a bona fide gift or gifts, or by will or intestate succession upon the death of any Seller, (B) to any trust for the direct or indirect benefit of (I) any Seller or (II) the immediate family member of any Seller (as that term is defined in Item 404 of Regulation S-K); (C) to any controlled Affiliate; or (D) Transfers required by any rule, regulation, order, writ or decree of any governmental or regulatory authority or agency; provided that in the case of any Transfer pursuant to clauses (A), (B) or (C), each transferee shall sign and deliver a lock up letter substantially in the form of this provision (a copy of which shall be delivered to Purchaser) as a condition precedent to such Transfer or, (iii) at any time during the Restriction Period, any hedging transactions, including without limitation any short sale (whether or not against the box) or any purchase, sale or grant of any right (including without limitation any put or call option), pledge or similar encumbrance or hypothecation with respect to any of the Restricted Shares or with respect to any security that includes, relates to, or derives any significant part of its value from any such shares, provided that in the case of any such pledge, each pledgee shall sign and deliver a lock up letter substantially in the form of this provision (a copy of which shall be delivered to Purchaser) as a condition precedent to any actual transfer or disposition of such pledged Restricted Shares (and not as a condition precedent to the pledge itself) if and to the extent such transfer or disposition were to occur prior to the expiration of the applicable Restriction Period.  The Purchaser shall assist and cooperate with the Sellers (including, by executing any and all documents, agreements and instruments, and taking any further action that the Sellers may reasonably request) as such Seller may reasonably request in order to effect the transactions contemplated in clause (iii) of the preceding sentence.

(b)           Each Seller also agrees and consents to the entry of stop transfer instructions with Purchaser’s transfer agent and registrar during the Restriction Period against the Transfer of the Restricted Shares except in compliance with the foregoing restrictions.

6.7          Employee Related Matters.

(a)           Employment and Benefit Matters.  For the period commencing on the Closing Date and ending on the one (1) year anniversary of the Closing Date, the Purchaser agrees to maintain, or cause to be maintained, the base compensation and benefit levels, including base salary, annual incentive opportunities, retirement and health and welfare benefit plan programs at levels which are, in the aggregate, substantially similar to those in effect for the Employees immediately prior to the Closing.  The Purchaser, the Surviving Company and their respective subsidiaries shall treat, and cause the applicable benefit plans to treat, the service of the Employees with the Company or any subsidiary of the Company (or their predecessor entities) attributable to any period before the Closing Date as service rendered to the Purchaser, the Surviving Company or any of their respective subsidiaries, as applicable, for purposes of eligibility and vesting under the

Purchaser’s, the Surviving Company’s or such subsidiary’s, as applicable, severance policy, sick leave, vacation program, health or welfare benefit plan(s), and such Person’s tax-deferred retirement plans, except where credit would result in duplication of benefits and except where any such benefit plan is not offered to any such Employee.  Without limiting the foregoing, to the extent that any Employee participates in any group health or other welfare benefit plan of the Purchaser, Surviving Company or any of their respective subsidiaries in the one-year period following the Closing Date, (a) the Purchaser, the Surviving Company or such subsidiary shall cause any pre-existing conditions or limitations, eligibility waiting periods or required physical examinations under any health or similar welfare plan of the Purchaser, the Surviving Company or such subsidiary to be waived with respect to the Employees and their eligible dependents, to the extent waived under the corresponding plan in which the Employee participated immediately prior to the Closing Date, and (b) any deductibles, co-pays and maximum out-of-pocket payments by any such Employee under any of the Company’s or its Subsidiary’s health plans in the plan year in which the Closing Date occurs shall be credited towards deductibles, co-pays and maximum out-of-pocket payments under the health plans of the Purchaser, the Surviving Company or any of their respective subsidiaries.  The Purchaser shall, and shall cause the Surviving Company to, recognize vacation days and paid time off previously accrued and reserved for by the Company immediately prior to the Closing Date. Nothing in this Section or any other provision of the Agreement shall be interpreted to obligate the Purchaser or any other entity to continue the employment of any Employee after the Closing or preclude the ability of Purchaser of any other entity to terminate the employment of any Employee at any time and for any reason.

(b)           401(k) Plan Matters. If elected by Purchaser in its sole election and by providing written notice to the Company of such election at least three business days prior to the Closing Date, the Company shall cause the Subsidiary to take appropriate and binding corporate action (including any necessary plan amendment), in a form and substance satisfactory to Purchaser, to terminate the Leehar Distributors, LLC 401(k) Retirement Savings Plan effective on a date that precedes the Closing Date, and if such election is exercised, Purchaser may, in its sole discretion, permit an Employee with an account balance in such plan (including an outstanding participant loan balance that is not otherwise in default) to roll over within 90 days of the Closing Date all or a portion of such account balance into the 401(k) type defined contribution retirement plan that may be offered by Purchaser to the Employee after the Closing Date.

(c)           Limitations. Purchaser and each Seller acknowledge and agree that all provisions contained in this Section 6.7 are included for the sole benefit of Purchaser, the Company and the Subsidiary and nothing contained herein shall (i) be construed as an amendment to any employee benefit plan or program, (ii) create any third-party beneficiary or other rights in any other Person, including any employee or former employee of any of Purchaser, the Company, the Subsidiary, or any dependent or beneficiary thereof, or (iii) otherwise obligate Purchaser, the Company or the Subsidiary, or any of their respective Affiliates to maintain any particular employee benefit plan or retain the employment of any particular Employee following the Closing Date.

(d)           Purchaser shall pay to the Employees the bonus amounts in respect of the calendar year ending December 31, 2017 that are accrued in Current Liabilities as of the Closing within thirty (30) days of the Closing Date.

6.8          Director and Officer Indemnification and Insurance.

(a)           The Purchaser agrees that all rights to indemnification, advancement of expenses and exculpation by the Blockers, the Company and the Subsidiary now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, an officer, director, trustee, manager, member, employee, partner, consultant, representative, agent, advisor, or unitholder or his, her or its Affiliate, as applicable, of the Blockers, the Company and the Subsidiary (each, together with such Person’s successors, heirs, executors or administrators, a “D&O Indemnified Person”), as provided in the Governing Documents of such Blocker, the Company or such Subsidiary, in each case as in effect on the date of such activities or otherwise in effect on the date of this Agreement, will not be amended, repealed or modified in any manner that would adversely affect the rights of the D&O Indemnified Persons for at least six (6) years after the Closing Date; provided, that in the event any claim or claims are asserted or made within such survival period, all such rights to indemnification in respect of any claim or claims shall continue until final disposition of such claim or claims.

(b)           The Company shall, or cause the Subsidiary to obtain (the cost of which will shall be paid on a 50/50 basis by the Purchaser, on the one hand, and the Sellers, on the other hand) as of the Closing Date, “tail” directors’ and officers’ liability insurance policies with a claims period of six (6) years from the Closing Date from insurance carriers with at the same or better claims-paying ability ratings as the Company’s current insurance carriers with respect to directors’ and officers’ liability insurance policies, with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the D&O Indemnified Person, in each case with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the Transaction).  After the Closing, none of the Purchaser, the Company, the Subsidiary or any of their respective Affiliates will take any action to negate, cancel or otherwise modify or terminate such “tail” insurance policies.

(c)           The obligations of the Purchaser under this Section 6.8 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Person to whom this Section 6.8 applies without the consent of such affected D&O Indemnified Person (it being expressly agreed that the D&O Indemnified Person to whom this Section 6.8 applies shall be third party beneficiaries of this Section 6.8, each of whom may enforce the provisions of this Section 6.8).

(d)           In the event the Purchaser, the Blockers, the Company, the Subsidiary or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of the Purchaser, such Blocker, the Company or such Subsidiary, as the case may be, shall assume all of the obligations set forth in this Section 6.8.

6.9                               Access to Information.

(a)                                 Subject to Section 6.9(b), except pursuant to applicable Law, during the Pre-Closing Period, the Company will, at the Purchaser’s expense:  (i) provide the Purchaser and its Representatives (including any Person who is considering providing financing to the Purchaser to finance all or any portion of the Transaction Consideration who is subject to a written confidentiality agreement with customary restrictions on use and disclosure of information with respect to the Company, the Subsidiary and their respective representatives) with reasonable access, upon reasonable prior notice and during normal business hours at mutually convenient times, to the officers, employees, agents and accountants of the Company, the Subsidiary and their respective assets and properties and books and records, and (ii) furnish the Purchaser and such other Persons with all such information and data (including copies of Contracts, Benefit Plans and other books and records) concerning the business and operations of the Company and the Subsidiary as the Purchaser or any of such other Persons may reasonably request in connection with such investigation, except, in each case, for (1) purposes of environmental inspection, (2) privileged attorney-client communications or attorney work product, (3) information or materials required to be kept confidential by applicable Law, (4) any information that is reasonably pertinent to any litigation in which the Company or the Subsidiary and the Purchaser are adverse parties and (5) information or materials that related to negotiation, execution and delivery of this Agreement.  The information provided pursuant to this Section 6.9 shall be used solely for the purpose of the Transaction.

(b)                                 Any such access and/or investigation by the Purchaser and its Representatives shall not unreasonably interfere with any of the businesses or operations of the Company or the Subsidiary.  Neither the Purchaser nor any of its Representatives shall have any contact whatsoever, prior to the Closing Date, with respect to the Company, the Subsidiary or the Transaction with any agent, broker, partner, lender, lessor, vendor, distributor, customer, supplier, employee or consultant of the Company or the Subsidiary, except in consultation with the Company and then only with the express prior written approval of the Company.  All requests by the Purchaser and its Representatives for access or information shall be submitted or directed exclusively to an individual or individuals to be designated by the Company.

6.10                        Preservation of Records.  In order to facilitate the resolution of any claims made against or incurred by the Company and/or the Subsidiary prior to the Closing, or for any other reasonable purpose (as reasonably determined by Purchaser), for a period of seven (7) years after the Closing, the Purchaser shall or shall cause its subsidiaries (including the Company) to:

(a)                                 retain the books, records and other documents (including personnel files) of the Company and the Subsidiary relating to periods prior to the Closing; and

(b)                                 upon reasonable notice and the Securityholder Representative’s expense, afford the Securityholder Representative and its Representatives reasonable access (including the right to make photocopies), upon reasonable prior notice and during normal business hours at mutually convenient hours, to such books and records.; provided, that Purchaser and its subsidiaries will not be required to disclose or provide any information the disclosure of which, in the reasonable judgment of Purchaser, is restricted by Contract or Law, is subject to attorney-client or other privilege, or could result in the disclosures of any trade secrets of third parties or violate any obligation with respect to confidentiality.

6.11                        Dissolution of Nautic VIII-A Splitter.  Nautic Capital VIII, L.P., a Delaware limited partnership (“Nautic GP”), and LDI Nautic VIII-A Blocker Inc. (“Nautic VIII-A Blocker”), a Delaware corporation, shall cause Nautic VIII-A Splitter to be liquidated and dissolved effective immediately prior to the Closing (the “Splitter Dissolution”), as a result of which, among other things, Nautic VIII-A Blocker and Nautic VIII GP shall own directly the Units previously held by Nautic VIII-A Splitter.

6.12                        Financing Cooperation.

(a)                                 Purchaser shall use its reasonable best efforts to (1) comply in all material respects with each Financing Letter, (2) enforce in all material respects its rights under the Financing Letters and (3) not permit, without the prior written consent of the Company, any material amendment or modification to be made to, or any termination, rescission or withdrawal of, or any material waiver of any provision or remedy under, the Financing Letters or the fee letter referred to in the Financing Letters, that (individually or in the aggregate with any other amendments, modifications or waivers) would reasonably be expected to (x) reduce the aggregate amount of the Financing under the Financing Letters (including by changing the amount of fees to be paid or original issue discount thereof) to an amount less than the Required Amount or (y) impose any new or additional condition, or otherwise amend, modify or expand any condition, to the receipt of any portion of the Debt Financing in a manner that would reasonably be expected to (I) materially delay or prevent the Closing, (II) make the funding of any portion of the Financing (or satisfaction of any condition to obtaining any portion of the Financing) less likely to occur or (III) adversely impact the ability of Purchaser to enforce its rights against any other party to the Financing Letters, the ability of Purchaser to consummate the transactions contemplated hereby or the likelihood of the consummation of the transactions contemplated hereby.

(b)                                 Prior to the Closing, at Purchaser’s sole expense, the Company agrees to use, and agrees to cause the Subsidiary to use, reasonable best efforts to provide to the Purchaser such cooperation in connection with arranging, obtaining and syndicating the Debt Financing as is reasonably requested by the Purchaser; provided that such cooperation does not interfere with the ongoing operations of the Company.  Such assistance shall include, but not be limited to, the following (in each case, to the extent applicable with respect to the Debt Financing): (i) participation in, and assistance with, the preparation of the Marketing Materials (and any supplement thereto) and the Marketing Efforts (insofar as they relate to the Company) related to the Debt Financing; (ii) preparation and timely delivery to the Purchaser and the Financing Sources of the Financing Information, which Financing Information shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances in which they were made, (iii) provide all information related to the Target Companies required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations and other applicable Law at least five Business Days prior to the Effective Date; (iv) executing and delivering as of, but not effective before, the Effective Time, customary definitive financing documentation as may be reasonably requested by the Purchaser, including pledge and security documents, guarantees, customary officer’s certificates (including, without limitation, delivery of a solvency certificate in customary form), instruments, copies of any existing surveys, UCC financing statements, filings, security agreements, control agreements, title insurance and other matters ancillary to, or required in connection with, the Debt Financing and taking all other corporate actions reasonably requested by the Purchaser that are necessary to permit the consummation of the Debt Financing, including with respect to corporate actions of the Surviving Company to be effected immediately following the Effective Time, (v) cooperating with Purchaser’s legal counsel in connection with any legal opinions that such legal counsel may be required to deliver in connection with the Debt Financing and  (vi) timely delivering from the Company’s existing lenders customary payoff letters, lien terminations or other instruments of termination or discharge in respect of Indebtedness of the Company contemplated by this Agreement to be repaid at Closing; it being understood and agreed that all materials and information obtained by Purchaser pursuant hereto may be shared with the Financing Sources.  Notwithstanding the foregoing or any other provision of this Agreement to the contrary: (A) such requested cooperation shall not unreasonably interfere with the business or the ongoing operations of the Company or any of its Affiliates; (B) nothing in this Section 6.12 shall require cooperation to the extent that it would (1) cause any condition to the Closing set forth in this Agreement to not be satisfied or otherwise cause any breach of this Agreement or (2) reasonably be expected to conflict with or violate the Company’s or any of its Affiliates’ respective organizational documents or any requirement of law, or result in the contravention of, or result in a violation or breach of, or default under, any Material Contract; (C) prior to the Closing, neither the Company nor any of its Affiliates shall be required to pay any commitment or other fee or incur, or take any action that would reasonably be expected to result in the incurrence of, any other liability or obligation or provide any indemnity in connection with the Debt Financing that is not subject to the occurrence of the Effective Time; (D) none of the Company or its Affiliates, nor any of their directors, officers, managers, members, partners or similar Persons, shall be required to execute or enter into, perform or authorize any agreement (other than, subject to the limitations specified above, customary authorization letters) with respect to the Debt Financing that is not contingent upon the Closing or that would be effective prior to the Effective Time; (E) nothing shall obligate the Company to provide, or cause to be provided, any legal opinion by its counsel, or to provide any information or take any action to the extent it would result in a violation of applicable Law and (F) the Company and its Subsidiaries shall not be required to take any corporate actions prior to the Closing to permit the consummation of the Debt Financing.

(c)                                  The Company hereby consents to the customary use of its corporate logos in the Marketing Material in connection with the Debt Financing; provided, that such corporate logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company.

(d)                                 Each of the Purchaser and Merger Sub shall, within ten (10) days following written request by the Company, reimburse the Company and its Affiliates for all reasonable costs and expenses incurred by the Company and its Affiliates in connection with the cooperation required by this Section 6.12.

6.13                        Registration Statement.  As promptly as practicable following the date of this Agreement, Purchaser shall prepare to file with the SEC the Registration Statement, pursuant to Rule 415 under the Securities Act, covering the resale of the shares of Purchaser Common Stock constituting the Stock Consideration (the “Registrable Securities”) on a delayed or continuous basis.  In the event that as of the Closing, Purchaser is a well-known seasoned issuer as defined under Rule 405 of the Securities Act and otherwise meets all applicable requirements for eligibility to file an automatic shelf registration statement on Form S-3 (ASR), including but not limited to receipt of the Required Financials and Audits, Purchaser shall file such Registration Statement as promptly as practicable following the Closing.  In the event such conditions are not met, then as promptly as practicable following the Closing and following Purchaser’s receipt of the Required Financials and Audits as required by applicable Law, Purchaser shall file the Registration Statement on Form S-3 with the SEC, such Registration Statement to be reasonably acceptable to the Securityholder Representative.  Purchaser shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as soon as practicable following the filing thereof.  Purchaser shall provide a copy of the Registration Statement or any prospectus included therein to the Securityholder Representative and its designated counsel before filing with the SEC, which documents will be subject to the review and reasonable comment by such Securityholders for a period of at least five (5) Business Days, and Purchaser will not file any such Registration Statement or prospectus to which the Securityholder Representative reasonably object in writing within five (5) Business Days after the receipt thereof.  The comment or objection of the Securityholder Representative shall be deemed reasonable if such Registration Statement or prospectus, as proposed to be filed, contains a material misstatement or omission.  Purchaser and the Company shall ensure that the Registration Statement does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that each Seller shall be solely responsible for the accuracy or completeness of information relating to such Seller and furnished by such Seller (through the Securityholder Representative or its counsel) in writing for inclusion in the Registration Statement and Purchaser and the Merger Sub shall not be responsible for the accuracy or completeness of any information relating to such Sellers and furnished by such Sellers (through the Securityholder Representative) in writing for inclusion in the Registration Statement).  Purchaser agrees and the applicable Sellers shall agree (solely as to itself and not with respect to any other Seller), promptly to correct any information provided by it for use in the Registration Statement if and to the extent that such information shall have become false or misleading in any material respect, and Purchaser further agrees, and the applicable Sellers shall agree, to take all steps necessary to amend or supplement the Registration Statement and to cause the Registration Statement as so amended or supplemented to be filed with the SEC, in each case as and to the extent required by applicable Law.

6.14                        Audited Financial Statements.  The Company shall reasonably cooperate with and use reasonable best efforts with respect to, the prompt delivery of all financial statements and information and books and records of the Company necessary for Purchaser to meet, on a timely basis, its SEC filing obligations with respect to the historical and pro forma financial statements and information required by the Securities Act or the Exchange Act or in any registration statement, bank information memorandum, private placement memorandum or offering memorandum reasonably requested by Purchaser.  Without limiting the foregoing, the Company shall reasonably cooperate with and use reasonable best efforts with respect to (i) Purchaser’s preparation of the financial statements of the Company (and its predecessor, as applicable) as of and for the years ended December 31, 2016, 2015 and 2014, the nine months ended September

30, 2017 and any other annual or quarterly financial statements necessary for Purchaser to meet its SEC reporting requirements (together the “Required Financials”) and (ii) Purchaser obtaining an unqualified audit opinion in accordance with GAAP with respect to such year-end financial statements and any required auditor consents (together, the “Audits”).  The Company shall promptly respond to any requests for information by the auditor in connection with the foregoing.  Notwithstanding the foregoing, Purchaser shall reimburse the Company immediately prior to the Closing for any reasonable out-of-pocket expenses incurred by the Company, Blockers or the Sellers in connection with complying with the terms of this Section 6.14.  Notwithstanding anything herein to the contrary, Purchaser agrees, subject to the Company’s compliance with this Section 6.14, that the Required Financials shall be prepared and the Audits shall have been obtained and publicly disclosed in compliance with applicable Law.

6.15                        Other Seller Agreements.  In connection with the distribution of the Letter of Transmittal pursuant hereto, the Company shall provide to each Seller other than the Restricted Parties and the individuals who have entered into a Restrictive Covenant Agreement as of the date hereof (the “Other Sellers”), a non-solicitation, confidentiality and release agreement in the form attached as Exhibit F hereto (the “Other Seller Agreement”).  The Company shall use its commercially reasonable efforts to obtain executed copies of Other Seller Agreements from each Other Seller in connection with or prior to the Closing.

ARTICLE VII
CONDITIONS TO CLOSING

7.1                               Conditions to Obligations of Each Party.  The respective obligation of each Party to effect the Transactions is subject to the satisfaction at or prior to the Closing of the following conditions:

(a)                                 Orders.  No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order (whether temporary, preliminary or permanent) or Law that is in effect and restrains, enjoins or otherwise prohibits or challenges the validity or legality of the Transactions; provided, however, that the Parties shall use their commercially reasonable efforts to have any such Order vacated or lifted.

(b)                                 HSR Approval. The applicable waiting periods, if any, under the HSR Act shall have expired or been terminated (the “HSR Approval”).

7.2                               Conditions to Obligations of the Purchaser.  The obligation of the Purchaser and Merger Sub to effect the Transactions is subject to the satisfaction, or waiver by the Purchaser, at or prior to Closing, of the following conditions:

(a)                                 Representations and Warranties of the Company. The representations and warranties of the Company set forth in ARTICLE III (other than Sections 3.1(a), 3.1(b), 3.1(c)(i), 3.2, 3.3, 3.20 and 3.21) of this Agreement shall be true and correct in all respects, as of the date of this Agreement and at and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct would not reasonably be expected to have a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” and other materiality qualifications contained in such representations and warranties shall be disregarded).  The representations and warranties of the Company set forth in Sections 3.1(a), 3.1(b), 3.1(c)(i), 3.2, 3.3, 3.20 and 3.21 shall be true and correct in all respects, except for the failure of such representations and warranties set forth in Sections 3.2 and 3.20 to be true and correct as would not reasonably be expected to have more than a de minimis impact on the Company, as of the date of this Agreement and at and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date).

(b)                                 Covenants and Agreements of the Company.  The Company shall have performed all covenants and agreements required to be performed by it under this Agreement in all material respects at or prior to the Closing Date.

(c)                                  Representations and Warranties of the Blocker Sellers. The representations and warranties of each Blocker Seller set forth in ARTICLE IV of this Agreement (other than the representations made in Sections 4.1(a), 4.1(b), 4.1(c)(i), 4.2, 4.3, 4.4 and 4.5) shall be true and correct in all respects, as of the date of this Agreement and at and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct would not reasonably be expected to have a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” and other materiality qualifications contained in such representations and warranties shall be disregarded).  The representations and warranties of each Blocker Seller set forth in Sections 4.1(a), 4.1(b), 4.1(c)(i), 4.2, 4.3, 4.4 and 4.5 shall be true and correct in all respects, except for the failure of such representations and warranties set forth in Section 4.3 to be true and correct as would not reasonably be expected to have more than a de minimis impact on the Company, as of the date of this Agreement and at and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date).

(d)                                 Performance of Covenants and Agreements of the Blocker Sellers.  Each Blocker Seller shall have performed all covenants and agreements required to be performed by it under this Agreement in all material respects at or prior to the Closing Date.

(e)                                  Material Adverse Effect.  Since the date of this Agreement, there has not occurred a Material Adverse Effect.

(f)                                   Closing Deliverables.  The Company shall have delivered or caused to be delivered to the Purchaser the deliverables set forth in Section 1.8(a), each Blocker Seller shall have delivered or cause to be delivered to Purchaser the deliverables set forth in Section 1.8(b), and the Securityholder Representative shall have delivered or caused to be delivered to the Purchaser the deliverables set forth in Section 1.8(c).

7.3                               Conditions to Obligations of the Company.  The obligation of the Company to effect the Transactions is subject to the satisfaction, or waiver by the Company, at or prior to Closing, of the following conditions:

(a)                                 Representations and Warranties.  The representations and warranties of the Purchaser and Merger Sub set forth in this Agreement shall be true and correct in all respects, at and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct would not reasonably be expected to have a material and adverse effect on the Purchaser’s or Merger Sub’s ability to consummate the Transactions.

(b)                                 Covenants and Agreement of the Purchaser.  Each of the Purchaser and Merger Sub shall have performed all covenants and agreements required to be performed by it under this Agreement in all material respects at or prior to the Closing Date.

(c)                                  Closing Deliverables and Actions.  The Purchaser shall have delivered or caused to be delivered to the Company the deliverables set forth in Section 1.8(d).

ARTICLE VIII
CERTAIN TAX MATTERS

8.1                               Tax Matters.

(a)                                 Notwithstanding anything herein to the contrary, the Purchaser, on the one hand, and the Sellers, on the other hand, shall each pay, when due, fifty percent (50%) any transfer, documentary, sales, use, stamp, registration and other similar Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest but excluding any Taxes based on or measure by income or gain) incurred in connection with the consummation of the Transactions (collectively, “Transfer Taxes”).  The Purchaser shall, at its own expense, file all necessary Tax Returns and other documentation with respect to such Transfer Taxes, and if required by applicable Law or to the extent reasonably requested, the Sellers shall cooperate in the preparation and filing and join in the execution of any such Tax Returns and other documentation.

(b)                                 The Purchaser shall take such action as may be necessary to cause the taxable period of each Blocker to end as of the close of business of the Closing Date for federal income Tax purposes and shall not take or permit any Target Company to take any action outside the ordinary course of business on the Closing Date but after the Closing that is not contemplated by this Agreement and increases the Taxes of any Blocker for any taxable period (or portion thereof) ending on or before the Closing Date.

(c)                                  Provided that the Units other than Blocker Units represent at least 50% of the interests in capital and profits of the Company, on account of which, by reason of the transfer of such Units to Purchaser in the Merger, the Company will, on the Closing Date, terminate as a partnership for federal (and, as applicable, state and local) income Tax purposes under and within the meaning of Section 708(b)(1)(B) and, in consequence, the taxable year of the Company will end on the Closing Date, the Securityholder Representative shall have the right, exercisable by written notice to Purchaser within ten (10) days of the Closing, to elect to cause to be prepared (at Sellers’ expense) any income Tax Returns of the Company and the Subsidiary for taxable periods ending on or before the Closing Date for which the items of income, deductions, credits, gains or losses are passed through to Sellers under applicable Law (including, for the avoidance of doubt, IRS Form 1065).  All such income Tax Returns (“Pre-Closing Flow-Through Returns”) shall be prepared in a manner consistent with past practice of the Company and, in any event, applicable Law, and consistent with the Tax Allocation Schedule (as finally modified).  The Securityholder Representative shall provide Purchaser with a copy of each Pre-Closing Flow-Through Return at least forty-five (45) days prior to the due date for filing such Pre-Closing Flow-Through Return (taking into account all applicable extensions).  Purchaser shall have twenty-one (21) days to review and comment on such Pre-Closing Flow-Through Return, and the Securityholder Representative shall consider any such comments in good faith. If any such Pre-Closing Flow-Through Return either (i) requires the signature of any officer or agent appointed by Purchaser or (ii) reports income or loss allocable to any Blocker in an amount which will cause such Blocker to owe Tax in excess of the amount taken into account in the Closing Indebtedness, and, by the end of such twenty-one (21) day period, Purchaser notifies the Securityholder Representative in writing of Purchaser’s disagreement with such Pre-Closing Flow-Through Return, then Purchaser and Seller shall, during the ensuing ten (10) days, negotiate in good faith to resolve such disagreement, failing which such disagreement shall be submitted to the Neutral Arbitrator for prompt resolution (with the fees of the Neutral Arbitrator to be divided between Purchaser on the one hand, and Securityholder Representative on the other hand, consistent with the fee allocation set forth in Section 2.3(b)(v)), and the Pre-Closing Flow-Through Return shall be modified as necessary to comport with the Neutral Arbitrator’s decision.  Securityholder Representative or (in the case any such Pre-Closing Flow-Through Return requiring the signature of any officer or agent appointed by Purchaser) Purchaser shall file or cause to be filed when due (taking into account all applicable extensions) each Pre-Closing Flow-Through Return as prepared pursuant to this Section 8.1(c), provided that if any disagreement over any Pre-Closing Flow-Through Return that is subject to the preceding sentence is not resolved (and such Pre-Closing Flow-Through Return practicably modified as necessary to conform to the resolution of such disagreement) before the due date (taking into account applicable extensions) of such Pre-Closing Flow-Through Return, then Securityholder Representative or (in the case any such Pre-Closing Flow-Through Return requiring the signature of any officer or agent appointed by Purchaser) Purchaser shall timely file such Pre-Closing Flow-Through Return, with any disputed items addressed in the manner which the party filing such Pre-Closing Flow-Through Return deems correct, subject to prompt filing of an amended Pre-Closing Flow-Through Return following (and as necessary to comport with) the resolution of such disagreement (so that such disagreement does not delay the timely filing of the original Pre-Closing Flow-Through Return).

(d)                                 Purchaser shall prepare all Tax Returns of the Target Companies that required to be filed after the Closing Date for Taxable periods that begin on or before the Closing Date, other than any Pre-Closing Flow-Through Returns that Securityholder Representative elects to file under Section 8.1(c) (all such Tax Returns (other than any Pre-Closing Flow-Through Returns that Securityholder Representative elects to file), “Purchaser-Prepared Tax Returns”).  All Purchaser-Prepared Tax Returns shall be prepared and filed in a manner consistent with past practice of the Target Companies, except as required by applicable Law or the other provisions of this Agreement.  Prior to filing any Purchaser-Prepared Tax Return that (i) is not prepared consistent with past practice of the Target Companies (due to a requirement of applicable Law or another provision of this Agreement) and (ii) reports any Tax for which Sellers are liable under this Agreement, Purchaser will permit Securityholder Representative to review and comment on such Purchaser-Prepared Tax Return, and shall not file such Purchaser-Prepared Tax Return more than one day prior to its due date without the consent of the Securityholder Representative, which shall not be unreasonably withheld, conditioned or delayed.  If, in accordance with the foregoing, Purchaser files such Purchaser-Prepared Tax Return without the consent of the Securityholder Representative, and the Securityholder Representative has notified (or, within ten (10) days of such filing, notifies) Purchaser in writing of Securityholder Representative’s disagreement with such Purchaser-Prepared Tax Return, then such disagreement shall be submitted to the Neutral Arbitrator, and such Purchaser-Prepared Tax Return shall amended if and as necessary to conform to the decision of the Neutral Arbitrator (whose fees shall be divided between Purchaser on the one hand, and Seller on the other hand, consistent with the fee allocation set forth in Section 2.3(b)(v)).

(e)                                  The Securityholder Representative and the Purchaser shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of any Tax Returns for the Target Companies, the filing and prosecution of any Tax claims, and any audit, litigation or other proceeding with respect to Taxes of the Target Companies.  Such cooperation shall include making employees available on a mutually convenient basis to provide assistance in the preparation of Tax Returns and additional information and explanation of any material provided hereunder.

ARTICLE IX
TERMINATION

9.1                               Termination Events.  This Agreement may be terminated at any time prior to the Closing:

(a)                                 by either Purchaser or the Company if the Closing has not occurred on or before December 31, 2017 (the “Outside Date”) on the Business Day following delivery of written notice thereof to the other parties hereto; provided, that neither Purchaser nor the Company shall be entitled to terminate this Agreement pursuant to this Section 9.1(a) if such Person’s willful breach of this Agreement has prevented the consummation of the Transactions as of such date; provided, further that either the Purchaser or the Company may at its election provide that the Outside Date shall be extended until January 14, 2018 by sending written notice to the other party on or after the Outside Date, and such extension shall supersede any notice sent by the other party to terminate this Agreement on the same date;

(b)                                 by mutual written consent of the Company and the Purchaser;

(c)                                  by either the Purchaser or the Company if a Governmental Entity shall have (i) issued a non-appealable final judgment, order, writ, injunction, decree, stipulation, ruling, decision, verdict, determination, agreement or award (“Order”), or (ii) enacted, enforced or deemed applicable to the Transactions a Law in final form, in each case having the effect of permanently restraining, enjoining, prohibiting or making illegal the consummation of the Transactions (provided, however, that the Party seeking to terminate pursuant to this Section 9.1(c) shall have used commercially reasonable efforts to have any such Order or other action vacated or lifted and shall not be in breach in any material respect of any of its obligations hereunder);

(d)                                 by the Purchaser: (i) upon a breach of any representation, warranty, covenant or agreement of the Company set forth in this Agreement such that the conditions set forth in Section 7.2(a), Section 7.2(b), Section 7.2(c) or Section 7.2(d) would not be satisfied (a “Seller Terminating Breach”); provided, however, that if such Seller Terminating Breach is curable prior to the expiration of thirty (30) days from the date of written notice to the Company of its occurrence through the exercise of the Company’s commercially reasonable efforts, and for so long as the Company continues to exercise such commercially reasonable efforts, the Purchaser may not terminate this Agreement under this Section 9.1(d) until the expiration of such thirty (30) day period without such Seller Terminating Breach having been cured (but in no event shall the preceding proviso be deemed to extend the Outside Date (as such may be extended pursuant to Section 9.1(a)) set forth in Section 9.1(a)); or (ii) if satisfaction of any of the conditions set forth in Section 7.2 is or becomes impossible (other than through the failure of the Purchaser to comply with its obligations under this Agreement); provided, further, that the Purchaser shall not be entitled to terminate this Agreement pursuant to this clause Section 9.1(d) at any time during which the Purchaser would be unable to satisfy the conditions in Section 7.3(a) or Section 7.3(b) hereof; or

(e)                                  by the Company:  (i) upon a breach of any representation, warranty, covenant or agreement of the Purchaser or Merger Sub set forth in this Agreement such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied (a “Purchaser Terminating Breach”); provided, however, that if such Purchaser Terminating Breach is curable prior to the expiration of thirty (30) days from the date of written notice to the Purchaser of its occurrence through the exercise of the Purchaser’s commercially reasonable efforts, and for so long as the Purchaser continues to exercise such commercially reasonable efforts, the Company may not terminate this Agreement under this Section 9.1(e) until the expiration of such thirty (30) day period without such Purchaser Terminating Breach having been cured (but in no event shall the preceding proviso be deemed to extend the Outside Date (as such may be extended pursuant to Section 9.1(a)) set forth in Section 9.1(a)); or (ii) if satisfaction of any of the conditions set forth in Section 7.3 is or becomes impossible (other than through the failure of the Company to comply with its obligations under this Agreement); provided, further, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 9.1(e) at any time during which the Company would be unable to satisfy the conditions in Section 7.2(a), Section 7.2(b), Section 7.2(c) and Section 7.2(d) hereof.

(f)            by the Company, if prior to the Outside Date (i) the conditions set forth in Sections 7.1 and 7.2 have been satisfied as of such date (other than those conditions that by their nature are to be satisfied at the Closing that would be satisfied at a Closing as of such date) or have been waived in writing by the Purchaser, (ii) the Company is ready, willing and able to consummate the transactions contemplated by this Agreement at the Closing and has irrevocably certified thereto in writing to the Purchaser, and (iii) the Purchaser fails to complete the Closing within three (3) Business Days following the date the Closing should have occurred pursuant to Section 1.7 due to the failure by the Debt Financing Source to fund for any reason the Debt Financing.

9.2          Effect of Termination.

(a)           The Parties’ termination rights under Section 9.1 are in addition to any other rights they may have under this Agreement or otherwise, and the exercise of a right of termination hereunder will not be an election of remedies, except as provided in Section 9.2(b).  Subject to Section 9.2(b), if this Agreement is terminated pursuant to Section 9.1, all further obligations of the Parties under this Agreement will terminate; provided, however, that if this Agreement is terminated by the Purchaser, on the one hand, or the Company, on the other hand, because of the willful and material breach of this Agreement by the other, the terminating Party’s right to pursue all legal remedies will survive such termination unimpaired, except to the extent that the Reverse Termination Fee is payable in connection with such termination; provided further, that the provisions of Section 6.1, this Section 9.2 and in ARTICLE X shall survive any termination of this Agreement.

(b)           Notwithstanding anything herein to the contrary, if this Agreement is terminated pursuant to Section 9.1(e) or (f) or is terminated pursuant to Section 9.1(a) at a time when the Company is entitled to terminate this Agreement pursuant to any of Section 9.1(e) or (f), then the Purchaser shall pay Fifty Million Dollars ($50,000,000) in cash (the “Reverse Termination Fee”) to the Company no later than two (2) Business Days after such termination, by wire transfer to an account designated by the Company.  The Parties hereto acknowledge and agree (i) that the provisions contained in this Section 9.2(b) are an integral part of the transactions contemplated by this Agreement and are included herein in order to induce the Company and the Blocker Sellers to enter into this Agreement and to reimburse the Company and the Blocker Sellers for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement and (ii) that any amounts payable pursuant to this Section 9.2(b) do not constitute a penalty.  If the Purchaser fails to pay the Reverse Termination Fee and the Company commences an action to obtain the Reverse Termination Fee that results in a judgment against the Purchaser for the Reverse Termination Fee or any portion thereof, then the Purchaser shall pay the Company’s reasonable costs and expenses (including reasonable attorney’s fees, expenses and disbursements) incurred in connection with such action, together with interest on the Reverse Termination Fee at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding); provided however, that if such action does not result in a judgment against Purchaser for payment of the Reverse Termination Fee, the Company shall pay to Purchaser reasonable costs and expenses

(including reasonable attorney’s fees, expenses and disbursements) incurred in connection with such action.  Notwithstanding anything to the contrary in this Agreement, the parties agree that (1) the Reverse Termination Fee shall be the sole and exclusive remedy of the Company, the Securityholder Representative and the Blocker Sellers and each of their respective Affiliates in the event that this Agreement is terminated pursuant to any of Sections 9.1(e) or (f) or is terminated pursuant to Section 9.1(a) at a time when the Company is entitled to terminate this Agreement pursuant to any of Sections 9.1(e) or (f).  Upon payment of the Reverse Termination Fee, none of Purchaser, its financing sources, or any of their respective Affiliates or of any of the foregoing shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated herein or the Financing Letters whether by or through a claim by or on behalf of a Party hereto or any other Person (including a claim to enforce the Financing Letters) or otherwise.  For the avoidance of doubt, in no event shall Purchaser be required to pay the Reverse Termination Fee on more than one occasion.

ARTICLE X
MISCELLANEOUS

DEFINITIONS

10.1        Defined Terms.  For purposes hereof, the following terms, when used herein with initial capital letters, shall have the respective meanings set forth herein:

1              “ACA” means, collectively, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

2              “Additional Payments” means, if and when payable pursuant to the terms of this Agreement, the amounts payable to the Sellers (i) from the Escrow Account pursuant to the terms of this Agreement and the Escrow Agreement, (ii) from the Holdback Account pursuant to the terms of this Agreement, and/or (iii) pursuant to Section 8.1.

3              “Affiliate” of a Person means any other Person that controls, is controlled by, or is under common control with, the first mentioned Person.  For purposes of this definition, “control,” when used with respect to any specified Person, means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person whether through ownership of voting securities or by contract or otherwise, and the terms “controlling” and “controlled by” have meanings correlative to the foregoing.

4              “Agreed Accounting Principles” means the Company’s methodologies, practices, estimation techniques, assumptions and principles used in the preparation of the Balance Sheet as set forth on Schedule 10.1(a).

5              “Agreement” has the meaning set forth in the Preamble.

6              “Allocation Statement” means a spreadsheet setting forth the manner in which the Transaction Consideration, as well as any Additional Payment to be made pursuant to this Agreement, is to be allocated among the Sellers, including the allocation of the Transaction Consideration for each Seller as between Cash Consideration and Stock Consideration, as delivered from time to time to Purchaser and to the Paying Agent by the Company and/or the Securityholder Representative in accordance with this Agreement. The Allocation Statement shall be prepared in accordance with the Company LLC Agreement, including without limitation, Sections 3.2 and 8.12 thereof and the definition of “Proceeds” therein.

7              “Balance Sheet” has the meaning set forth in Section 3.4.

8              “Blocker” means any of LDI Nautic VII Blocker, Inc., a Delaware corporation, LDI Nautic VIII-A Blocker, Inc. a Delaware corporation, and Oak HC/FT LDI Blocker Corp., a Delaware corporation (collectively, the “Blockers”).

9              “Blocker Sellers” has the meaning set forth in the Preamble.

10           “Blockers’ Equity” means the equity interests of the Blockers, collectively.

11           “Blockers’ Organizational Documents” means the certificate of formation, certificate of incorporation, limited liability company agreement, bylaws and similar organizational documents of the Blockers, in each case as amended and/or restated from time to time, by and among the parties thereto.

12           “Blockers’ Units” means the Units of the Company owned directly by the Blockers including the Units of the Company directly owned by Nautic VIII-A Blocker following the Splitter Dissolution.

13           “Business Day” shall mean any day other than a Saturday, Sunday or day on which banks are permitted to close in St. Louis, Missouri or New York City, New York.

14           “Cash” means all cash, cash equivalents of the Target Companies on a consolidated basis, plus received cash and checks whether or not cleared but net of checks written but not yet cleared, in each case determined as of the Effective Time in accordance with the Agreed Accounting Principles.

15           “CERCLA” shall mean the United States Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended.

16           “Certificate of Merger” has the meaning set forth in Section 1.2.

17           “Closing” has the meaning set forth in Section 1.7.

18           “Closing Cash” means Cash calculated as of the Effective Time and in accordance with the Agreed Accounting Principles.

19           “Closing Date” has the meaning set forth in Section 1.7.

20           “Closing Date Net Working Capital Amount” means the amount by which (i) Current Assets exceeds (ii) Current Liabilities, in each case, determined as of the Effective Time and in accordance with the Agreed Accounting Principles.

21           “Closing Indebtedness” means the Indebtedness of the Target Companies as of the Effective Time and calculated in accordance with the Agreed Accounting Principles.

22           “Code” shall mean the Internal Revenue Code of 1986, as amended.

23           “Collective Bargaining Agreements” has the meaning set forth in Section 3.14(a).

24           “Company” has the meaning set forth in the Preamble.

25           “Company Board” has the meaning set forth in the Recitals to this Agreement.

26           “Company Information” means any information that has value to a Target Company and is not generally known to the public or its competitors, including client lists and information, design details, technical information and specifications, marketing techniques, plans and procedures, instruction manuals, know-how, trade secrets, information concerning market conditions, marketing and business information generally, scientific information, financial information, price policies and other material of whatever description regarding the products, services, affairs, businesses or method of carrying on business of such Target Company.

27           “Company IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions, and other Contracts, whether written or oral, relating to Intellectual Property Rights to which the Company or the Subsidiary is a party, beneficiary, or otherwise bound.

28           “Company Intellectual Property” means all Intellectual Property Rights owned or licensed by the Company or a Subsidiary, including all rights of the Company and the Subsidiary to sue or otherwise recover for any past, present or future infringement, misappropriation, dilution, or other violation thereof.

29           “Company LLC Agreement” means that certain Amended and Restated Limited Liability Company Agreement of the Company, dated as of November 1, 2016, as amended, by and among the Company and the members of the Company thereto.

30           “Company Privacy Law” has the meaning set forth in Section 3.15(h).

31           “Company Products” means all products and services currently commercially marketed, distributed, hosted, maintained, supported, sold or licensed out by the Company or the Subsidiary to its customers.

32           “Company Sites” means any Internet websites owned, maintained or operated by the Company or the Subsidiary.

33           “Company Source Code” means any human readable Software source code that is owned or licensed by the Company or the Subsidiary and that is (A) incorporated in any Current Company Product or (B) owned by the Company or the Subsidiary and material to the business of the Company or the Subsidiary as it is currently conducted.

34           “Consent” shall mean any approval, consent, ratification, waiver, authorization from any Person or other action of, or any filing with or notice to any Person.

35           “Contaminants” has the meaning set forth in Section 3.17(a).

36           “Contract” shall mean any oral or written agreement, contract, note, loan, purchase order, letter of credit, indenture, security or pledge agreement, covenant not to compete, license, lease, commitment, promise, undertaking or other business or commercial arrangement (in each case, including any extension, renewal, amendment or other modification).

37           “Credit Facility” means that certain Loan and Security Agreement, dated as of November 1, 2016, by and among the Company, Leehar Distributors, LLC, Ally Bank, Madison Capital Funding LLC, Capital One, National Association, and the other financial institutions listed on the signature pages thereto, as amended.

38           “Current Assets” means the aggregate amount of all current assets of the Target Companies listed as categories of current assets on Schedule 10.1(a), on a consolidated basis and in accordance with the Agreed Accounting Principles; provided, however, that Current Assets shall not include any Cash or any Tax assets (including deferred Tax assets to take into account differences in timing between book and tax income).

39           “Current Liabilities” means the aggregate amount of all current liabilities of the Target Companies listed as categories of current liabilities on Schedule 10.1(a), on a consolidated basis and in accordance with the Agreed Accounting Principles; provided, however, that Current Liabilities shall not include any Indebtedness, Selling Expenses or other liabilities either paid on or prior to the Closing Date by or on behalf of the Company or any Tax liabilities (including any relating to deferred Taxes to take into account differences in timing between book and tax income).

40           “D&O Indemnified Person” has the meaning set forth in Section 6.8(a).

41           “Deal Communications” has the meaning set forth in Section 10.18.

42           “Debt Financing” means the third-party debt financing to be obtained by Purchaser at or prior to the Effective Time in connection with the transactions contemplated by this Agreement on the terms and conditions set forth in the Financing Letters.

43           “Disclosure Schedules” shall mean the disclosure schedules dated as of the date of this Agreement which sets forth the exceptions to the representations and warranties contained herein and certain other information called for by this Agreement.  Unless otherwise specified, each reference in this Agreement to any numbered schedule is a reference to that numbered schedule which is included in the Disclosure Schedules.  Exceptions and information with respect to particular representations and warranties are set forth in the numbered schedule that corresponds to the schedule reference in the applicable representation and warranty to which such exception relates; provided, that, information contained in the Disclosure Schedules under any particular schedule is deemed disclosed with respect to other schedules where the applicability of such information to such other schedules is reasonably apparent on its face, regardless of whether a cross-reference to the applicable schedule is actually made.  Any matter disclosed in the Disclosure Schedules shall not be deemed an admission or representation as to the materiality of the item so disclosed.  Nothing in the Disclosure Schedules constitutes an admission of any Liability or obligation of the Company to any third party or shall confer or give to any third party any remedy, claim, Liability, reimbursement, cause of action or other right.

44           “DLLCA” has the meaning set forth in the Recitals to this Agreement.

45           “DOJ” means the Department of Justice of the United States.

46           “Downward Adjustment Amount” has the meaning set forth in Section 2.3(b)(v).

47           “Effective Time” has the meaning set forth in Section 1.2.

48           “Eligible Equity” means collectively, the Blockers’ Equity and the Units (other than the Blockers’ Units) that are outstanding immediately prior to the Effective Time, giving effect to the Company LLC Agreement, including without limitation, Section 3.2 thereof and the definition of “Proceeds” therein.

49           “Employee” shall mean any person who is a current part-time or full-time employee of the Company or the Subsidiary.

50           “Employee Plans” has the meaning set forth in Section 3.8(a).

51           “Environmental Claim” means any investigation, hearing, claim, action, suit or litigation by any Person for liability or potential liability (including liability or potential liability for enforcement, investigatory costs, cleanup costs, natural resource damage, governmental response costs, property damage, personal injury, fines or penalties) based on (i) the discharge, emission, Release of any Hazardous Materials or (ii) the violation of any applicable Environmental Laws.

52           “Environmental Law” shall mean all applicable foreign, federal, state or local laws, rules or regulations promulgated thereunder and orders, consent orders, judgments, or rulings issued, promulgated or entered pursuant thereto, regarding pollution or protection of the natural resources and the environment, including, but not limited to, (i) laws regarding the emissions, discharges, releases of Hazardous Materials into the indoor or outdoor environment and (ii) laws relating to the identification, generation, manufacture, processing, distribution, use, treatment, storage, disposal, recovery, transport or other handling of Hazardous Materials.

Environmental Laws shall include, but not be limited to, CERCLA, the Federal Water Pollution Control Act (33 U.S.C. § 1251 et seq.), the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., as amended, the Safe Drinking Water Act (21 U.S.C. § 349, 42 U.S.C. §§ 201, 300f), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.) or any other similar foreign, federal, state or local law of similar effect, each as amended.

53           “Environmental Permits” shall mean all licenses, permits, authorizations, or consents from any Governmental Entity required for the operation of the Company or the Leased Property under Environmental Laws.

54           “Equity Incentive Plan” means the Company’s Equity Incentive Plan.

55           “ERISA” shall mean the Employee Retirement Income Security Act of 1974 or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

56           “Escrow Account” has the meaning set forth in Section 2.4(a).

57           “Escrow Amount” has the meaning set forth in Section 2.1(c).

58           “Escrow Agent” has the meaning set forth in Section 2.1(c).

59           “Escrow Agreement” has the meaning set forth in Section 2.1(c).

60           “Escrow Release Amount” has the meaning set forth in Section 2.3(b).

61           “Estimated Cash Consideration” has the meaning set forth in Section 2.2(a).

62           “Estimated Closing Cash” has the meaning set forth in Section 2.3(a).

63           “Estimated Closing Debt Indebtedness” has the meaning set forth in Section 2.3(a).

64           “Estimated Closing Statement” has the meaning set forth in Section 2.3(a).

65           “Estimated Net Working Capital” has the meaning set forth in Section 2.3(a).

66           “Estimated Selling Expenses” has the meaning set forth in Section 2.3(a).

67           “Federal Healthcare Program” means the Medicare, 42 C.F.R. § 1395 et seq. and Medicaid Programs, 42 C.F.R. § 1396 et seq., the CHAMPUS Program, the TRICARE Program, 10 U.S.C. Section 1071 et seq. and any other federal, state or local reimbursement program involving payment of governmental funds (including “Federal health care programs” as defined in 42 U.S.C. § 1320a 7b(f)).

68           “Final Statement” has the meaning set forth in Section 2.3(b)(iv).

69           “Final Cash Consideration” has the meaning set forth in Section 2.3(b)(iv).

70           “Final Closing Cash” has the meaning set forth in Section 2.3(b)(iv).

71           “Final Closing Indebtedness” has the meaning set forth in Section 2.3(b)(iv).

72           “Final Net Working Capital” has the meaning set forth in Section 2.3(b)(iv).

73           “Final Selling Expenses” has the meaning set forth in Section 2.3(b)(iv).

74           “Financial Statements” has the meaning set forth in Section 3.4.

75           “Financing Information” means the financial information of the Company required by Section 5 of Exhibit B to the Financing Letters.

76           “Financing Letters” means the executed commitment letter, dated as of November 15, 2017, among JPMorgan Chase Bank, N.A. and Capital One, National Association, pursuant to which, upon the terms and subject to the conditions set forth therein, the lenders party thereto have committed to provide debt financing in an aggregate amount set forth therein for the purpose of funding a portion of the payments required to be made by the Purchaser pursuant to Section 2.1.

77           “Financing Sources” means any entities that have committed to provide or otherwise entered into agreements to provide the Debt Financing, including the banks party to the Financing Letters and any joinder agreements related thereto (including the definitive agreements executed in connection with the Financing Letters) and any administrative agents, collateral agents, and any former, current or future direct or indirect equityholders, controlling persons, members, directors, officers, employees, agents, Affiliates, attorneys, representatives of the foregoing and their successors and assigns.

78           “Fraud” means a claim for common law fraud with a specific intent to deceive based on a representation contained in this Agreement; provided that, at the time such representation was made, (a) such representation was materially inaccurate, (b) the Party making such representation had actual Knowledge of the material inaccuracy of such representation, (c) the Party making such representation had the specific intent to deceive the other Party, and (d) the other Party acted in reliance on such inaccurate representation and suffered financial injury as a result of such material inaccuracy.

79           “GAAP” shall mean United States generally accepted accounting principles and practices applied on a consistent basis.

80           “General Enforceability Exceptions” has the meaning set forth in Section 3.1(b).

81           “Goodwin” has the meaning set forth in Section 10.18.

82           “Governing Documents” means with respect to any particular entity, (i) if a corporation, the articles or certificate of incorporation and the bylaws (or similar organizational documents for any entity organized or existing in any non-U.S. jurisdiction), (ii) if a limited partnership, the limited partnership agreement and the articles or certificate of limited partnership (or similar organizational documents for any entity organized or existing in any non-

U.S. jurisdiction), (iii) if a limited liability company, the articles of organization or certificate of formation and the limited liability company agreement or operating agreement (or similar organizational documents for any entity organized or existing in any non-U.S. jurisdiction), (iv) if any other type of entity (including any non-U.S. entity), the formation or organizational documents and the governing documents, and (v) any amendment or supplement to any of the foregoing.

83           “Governmental Entity” shall mean any foreign, federal, state, provincial, local or other jurisdiction, governmental authority, including any governmental agency, branch, department, official or entity, any court or other tribunal including quasi-governmental authority of any nature.

84           “Hazardous Materials” shall mean any substance that is listed, defined, designated or classified as, or otherwise determined to be, hazardous, radioactive, infectious, reactive, corrosive, ignitable, flammable or toxic or a pollutant, contaminant, chemical, industrial material, sewage, waste or other substance subject to regulation, control or remediation under any Environmental Law.

85           “Healthcare Regulatory Laws” means all state and federal laws and regulations relating to the provision or administration of, or pricing or payment for the distribution, dispensing and possession of drugs and the provision of other healthcare products or services, including, without limitation: (i) all state and federal healthcare fraud and abuse laws and regulations, including, without limitation: (A) the Anti-Kickback Statute, 42 U.S.C. § 1320a-7b, 42 C.F.R. § 1001.952, (B) the Civil Monetary Penalties Law, 42 U.S.C. § 1320a-7a, (C) the federal physician self-referral prohibition, 42 U.S.C. § 1395nn, 42 C.F.R. § 411.351 et seq., and (D) the False Claims Act, 31 U.S.C. § 3729 et seq. (E) the federal false coding statute, 42 U.S.C. § 1320a-7a; (ii) the Food and Drug and Cosmetic Act, 21 U.S.C. § 301 et seq.; (iii) the Controlled Substances Act, 21 U.S.C. § 801 et seq., 21 C.F.R. § 1300 et seq.; (iv)  federal or state laws relating to billing or claims for reimbursement submitted to any third party payor; (iv) the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, the regulations promulgated pursuant thereto and comparable state privacy and security laws and regulations; (v) federal or state laws or regulations relating to the provision of pharmacy benefit management and administration; (vi) Federal Healthcare Program; and (vii) state pharmacy laws or regulations including the operation of pharmacies, the repackaging of drug products, the distribution of prescription drugs or controlled substances, the dispensing of prescription drugs or controlled substances and the labeling, packaging, advertising or adulteration of prescription drugs or controlled substances.

86           “Healthcare Regulatory Permits” has the meaning set forth in Section 3.17(a).

87           “Holdback Account” has the meaning set forth in Section 2.4(b).

88           “HSR Act” shall mean the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

89           “HSR Approval” has the meaning set forth in Section 7.1(b).

90           “Indebtedness” means, without duplication, the sum of (i) all Liabilities of the Target Companies for borrowed money, (ii) all Liabilities of the Company or the Subsidiary as lessee or lessees under leases that have been or are required to be recorded as capital leases in accordance with GAAP, (iii) all Liabilities of the Company or the Subsidiary under notes, bonds, debentures or other similar instruments or debt securities, (iv) all Liabilities arising out of any interest rate, currency or other hedge agreements or other hedging, derivative or swap arrangements, (v) all Liabilities under any performance bond, banker’s acceptance or similar credit transactions or any commitment by which either of the Target Companies assures a creditor against a loss (including contingent reimbursement obligations) and all outstanding letters of credit (solely to the extent drawn and outstanding), (vi) all Liabilities for any deferred purchase price related to past acquisitions, whether contingent or otherwise (including any “earn-out” or similar payments or obligations at the maximum amount payable in respect thereof), (vii) all Liabilities arising from cash/book overdrafts, (viii) deferred rent and deferred compensation Liabilities, (ix) any unpaid Pre-Closing Taxes of any Target Company; (x) unpaid Liabilities of the Company or the Subsidiary in respect of any Employee Plan underfunding, (xi) all Liabilities with respect to conditional sale or other title retention agreements, (xii) all Liabilities to current or former equityholders in respect of dividends or other distributions declared prior to Closing and (xiii) any discount amounts provided by the Company or the Subsidiary to the vendor set forth on Schedule 10.3 that do not amortize in the twelve (12) month period following the closing and (xiv) all Liabilities of the type described in clauses (i) through (xiii) above of any Person the payment of which is guaranteed by the Target Companies, in each case together with any accrued but unpaid interest, prepayment premiums and breakage costs related thereto.

91           “Insurance Policies” shall mean any insurance policy or contract of insurance of the Company.

92           “Intellectual Property Rights” shall mean all of the worldwide rights arising from or in respect of the following, whether protected, created or arising under the Laws of the United States or any foreign jurisdiction: (a) patents, provisional patents and utility models and applications therefor, any reissues, reexaminations, divisionals, continuations, continuations-in-part and extensions thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries, including invention disclosures, invention certificates, and the like (collectively, “Patents”); (b) trademarks, service marks, trade names (whether registered or unregistered), service names, industrial designs, brand names, brand marks, trade dress rights, Internet domain names, social media accounts and user names, identifying symbols, logos, emblems, signs or insignia and including all goodwill associated with the foregoing (collectively, “Marks”); (c) copyrights, whether registered or unregistered (including copyrights in computer software programs), mask work rights, database rights, works of authorship and other rights corresponding thereto (collectively, “Copyrights”); (d) trade secrets, and any other intellectual property rights in confidential and proprietary information, or non-public processes, designs, specifications, technology, know-how, techniques, formulas, inventions, concepts, discoveries, ideas and technical data and information, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Copyrights or Patents (collectively, “Trade Secrets”); (e) any computer programs, operating systems, applications, firmware, and other code, including all source code, object code, application programming interfaces, data files, databases, protocols, specifications, and other documentation thereto (collectively, “Software”) and (f)  all applications, registrations, renewals, extensions and permits related to any of the foregoing clauses (a) through (e).

93                                  “IRS” shall mean the United States Internal Revenue Service or any successor agency.

94                                  “IT Assets” has the meaning set forth in Section 3.17(f).

95                                  “Knowledge of the Company” and phrases of similar import, shall mean the actual knowledge of Leonard S. Dino, Jr., David M. Byrne, Janice Forsyth or Albert Thigpen, after reasonable inquiry.

96                                  “Law” shall mean any federal, state, provincial, local, municipal, foreign, international, multinational or other law, ordinance, statute or treaty.

97                                  “Legal Proceeding” shall mean any demand, action, arbitration, audit, examination, claim, complaint, hearing, investigation, litigation or suit (whether civil, criminal or administrative) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator.

98                                  “Letter of Transmittal” means the Letter of Transmittal substantially in the form attached hereto as Exhibit C, which provides for (i) an acknowledgement of the Securityholder of the cancellation of all Units held by such Securityholder, as applicable, in exchange for the right to receive the consideration payable therefor under this Agreement, and (ii) the confirmation of the appointment of the Securityholder Representative.

99                                  “Liability” shall mean any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any Person of any type, whether known, unknown, accrued, absolute, contingent, matured, unmatured, liquidated or unliquidated, and whether due or to become due, known or unknown.

100                           “Lien” shall mean any charge, claim, community or other marital property interest, lien, pledge, transfer or use restriction, security interest, deed of trust, mortgage, right-of-way, easement, encroachment or servitude, in each case, whether voluntary, involuntary, statutory or otherwise.

101                           “Lower Collar” means the amount equal to the Target Net Working Capital Amount minus $2,000,000.

102                           “Made Available” means with respect to any document or information, that the same has been made available or is otherwise accessible to Purchaser at least 3 calendar days prior to the date of this Agreement by means of the virtual data room established by the Company titled “Project Leeward” and accessible at http://www.intralinks.com.

103                           “Marketing Efforts” means (i) the participation by the Company’s and the Subsidiary’s senior management team, with appropriate seniority and expertise, in (A) the preparation of the Marketing Material and a reasonable number of due diligence sessions related thereto  (B) a reasonable number of meetings (or calls in lieu of meetings), presentations and roadshows with prospective sources of the Debt Financing, including potential lenders (but not more than one primary bank meeting), in each case during reasonable business hours,  and (ii) the delivery of customary authorization letters in connection with the Marketing Material (including with respect to the presence or absence of material non-public information and accuracy in all material respects when furnished (when taken together with all supplements or updates thereto) of the financial information regarding the Company (other than projections) contained therein).

104                           “Marketing Material” means customary syndication documents and materials, including bank books, confidential information memoranda or other information packages, lender presentations, rating agency materials and presentations, and similar documents and materials (including the provision of “backup” support), in connection with the Debt Financing; provided, that the Company shall not be required to prepare any pro-forma or forward-looking financials.

105                           “Material Adverse Effect” shall mean any change, effect, event or occurrence that, individually or in the aggregate, (a) does, or would be reasonably expected to, prevent or materially impair, delay or affect the ability of the Company or the Blocker Sellers to consummate the Transactions or (b) has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and the Subsidiary taken as a whole; provided, however, that in the case of this clause (b), none of the following shall be deemed in themselves to constitute a Material Adverse Effect and excluding any change, effect, event or occurrence arising from the following: (i) the announcement or pendency or consummation of the Transactions, including any related losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Company; (ii) any change, effect, event or occurrence in any industry in which the Company participates, the U.S. economy or any other economy where the Company conducts business (in each case, as a whole) or the capital, banking or financing markets in general or the markets in which the Company operates or any geographical area in which the Company conducts its business; (iii) any “act of God” including weather, natural disasters and earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions; (iv) any change in global, national or regional political conditions; (v) changes after the date hereof in GAAP or any change in any applicable Laws, rules or regulations issued by any Governmental Entity; (vi) any failure, in and of itself, by the Company to meet any internal projections or forecasts for any period ending on or after the date of this Agreement (but not the change, effect, event or occurrence underlying, causing or contributing to such failure to the extent such change, effect, event or occurrence would otherwise constitute or contribute to a Material Adverse Effect under this definition); (vi) any existing event or occurrence or circumstance of which the Purchaser has actual knowledge on the date hereof as a result of such existing event or occurrence or circumstance having been expressly disclosed in reasonable detail in the Disclosure Schedules; or (vii) any action taken by a party hereto as expressly required by this Agreement; except, in the case of the foregoing clauses (ii) through (v), any change, effect, event or occurrence that has a material disproportionate effect on the Company or the Subsidiary or the business, assets, liabilities, condition (financial or otherwise) or results of operations of the

Company or the Subsidiary as compared to other participants in the industry in which the Company or the Subsidiary operate.

106                           “Material Customer” has the meaning set forth in Section 3.18.

107                           “Material Supplier” has the meaning set forth in Section 3.18.

108                           “Merger” has the meaning set forth in Section 1.1.

109                           “Merger Sub” has the meaning set forth in the Preamble.

110                           “Nautic VIII-A Blocker” has the meaning set forth in Section 6.11.

111                           “Nautic VIII-A Splitter” has the meaning set forth in Section 1.1.

112                           “Net Working Capital Deficit” means the amount by which the Closing Date Net Working Capital Amount is less than the Lower Collar.

113                           “Net Working Capital Surplus” means the amount by which the Closing Date Net Working Capital Amount is greater than the Upper Collar.

114                           “Neutral Arbitrator” has the meaning set forth in Section 2.3(b)(iv).

115                           “Non-Disclosure and Confidentiality Agreement” has the meaning set forth in Section 6.4.

116                           “Open Source Software” means Software that is subject to a license or other agreement commonly referred to as an open source, free Software, copyleft or community source code license (including but not limited to any code or library licensed under the GNU General Public License, GNU Lesser General Public License, BSD License, Apache Software License, or any other public source code license arrangement), including without limitation any license defined as an open source license by the Open Source Initiative as set forth on  www.opensource.org.

117                           “Order” has the meaning set forth in Section 9.1(c).

118                           “Organizational Documents” shall mean (a) the articles or certificate of incorporation, all certificates of determination and designation, and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate or articles or declaration of limited partnership of a limited partnership; (d) the operating agreement, limited liability company agreement and the certificate or articles of organization or formation of a limited liability company; (e) the declaration of trust or similar document of any trust; (f) any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person; and (g) any amendment to any of the foregoing.

119                           “Parties” shall mean the parties to this Agreement.

120                           “Paying Agent” means Acquiom Financial LLC.

121                           “Paying Agent Agreement” means that certain Paying Agent Agreement substantially in the form attached hereto as Exhibit H.

122                           “Permits” shall mean all material licenses, permits, provider or supplier numbers, franchises, approvals, authorizations, registrations, certificates, easements, variances, exemptions, Consents or orders of, or filings with, any Governmental Entity, or any other Person, necessary for the present conduct of, or primarily related to the operation of, the Company or Subsidiary under any Laws including any Environmental Permits.

123                           “Permitted Liens” shall mean (i) any restriction on transfer arising under applicable securities Law; (ii) liens for current Taxes or other governmental charges not delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings by the Company; (iii) mechanics’, carriers’, workers’, repairers’, landlords’  and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings by the Company; (iv) zoning, entitlement, building and other land use regulations imposed by Governmental Entities; (v) encumbrances, covenants, conditions, restrictions, easements, rights of way, servitudes and other similar matters of record affecting title which do not and would not be reasonable expected to materially impair the occupancy or use of the Leased Real Property; (vi) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (vii) purchase money liens and liens securing rental payments under capital lease arrangements to the extent limited to the underlying equipment or property purchased or leased, as applicable; and (viii) those Liens set forth on Schedule 10.1(b).

124                           “Personally Identifiable Information” means any information relating to an identified or identifiable natural person, including any information that alone or in combination with other information held by Company or Subsidiary can be used to specifically identify an identifiable natural person, including third party content uploaded by users through the Company Sites, such as tips, reviews, photos, videos, forum postings, home page information, deals, travelogues, comments, and ratings, and email; an identifiable natural person is one who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person.

125                           “Person” shall mean any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or other entity or Governmental Entity.

126                           “Pre-Closing Period” has the meaning set forth in Section 6.2(a).

127                           “Pre-Closing Taxes” means Taxes for any taxable period beginning on or before the Closing Date, provided that Pre-Closing Taxes for any Straddle Period shall be determined (i) in the case of any real property, personal property or other ad valorem Taxes, as the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period that occur on or before the Closing Date and the denominator of which is the total number of days in such Straddle Period, and (ii) in the case of any other Tax (including, for the avoidance of doubt, any Tax based on or measured by income, receipts or payroll), based on an interim closing of the books as of the end of the Closing Date (and for such purpose, the taxable period of any partnership or other pass through entity in which any of the Target Companies holds an interest shall be deemed to terminate as of the end of the Closing Date).

128                           “Preliminary Statement” has the meaning set forth in Section 2.3(b)(i).

129                           “Privileged Deal Communications” has the meaning set forth in Section 10.18.

130                           “Professional Licenses” means any and all appropriate licensure, registration or certification required by a Governmental Entity in order for a Person to perform professional services.

131                           “Purchaser” has the meaning set forth in the Preamble.

132                           “Purchaser Related Party” means (i) the Financing Sources and (ii) the former, current and future Affiliates, representatives, stockholders, members, partners, controlling persons, general or limited partners, managers, directors, officers, employees, agents, or successors and permitted assigns of Purchaser.

133                           “Real Property Leases” has the meaning set forth in Section 3.5(b).

134                           “Release” shall mean any spilling, leaking, pumping, pouring, injecting, emitting, discharging, depositing, escaping, leaching, dumping or other releasing into the environment, whether intentional or unintentional and otherwise defined in any Environmental Law.

135                           “Relevant Group” means any affiliated, combined, consolidated, unitary or other group for Tax purposes including an affiliated group of corporations within the meaning of Section 1504 of the Code.

136                           “Representative” shall mean any officer, director, principal, legal counsel, agent, employee or other representative.

137                           “Residual Communication” has the meaning set forth in Section 10.18.

138                           “Resolution Period” has the meaning set forth in Section 2.3(b)(ii).

139                           “Review Period” has the meaning set forth in Section 2.3(b)(ii).

140                           “Securityholder Expense Amount” has the meaning set forth in Section 2.1(b).

141                           “Securityholder Representative” has the meaning set forth in the Preamble.

142                           “Securityholders” means, collectively, the Unitholders (other than the Blockers).

143                           “Sellers” means, collectively, the Unitholders (other than the Blockers) and the Blocker Sellers.

144                           “Seller Terminating Breach” has the meaning set forth in Section 9.1(d).

145                           “Selling Expenses” means (i) the unpaid obligations of the Company and/or the Subsidiary for all legal, consulting, accounting and other expenses incurred in connection with the Transactions (including any success-based fees) determined as of the Effective Time including to Houlihan Lokey, Inc. and Goodwin, (ii) the amount of any transaction-related bonuses, stay bonuses, sale of the company bonuses, change of control payments or other similar compensatory payments, in each case, payable by the Company and/or the Subsidiary as a result of the Transactions, and (iii) payroll, employment or other Taxes, if any, required to be paid by Purchaser (on behalf of the Company) or the Company with respect to the amounts described in clauses (i) and (ii) above; provided, however, that the Purchaser shall pay for (a) all fees associated with the filing of the notification under the HSR Act and any comparable non-U.S. Laws, as provided in Section 1.1, (b) fifty percent (50%) of any fees charged by the Escrow Agent and (c) all fees charged by the Paying Agent.

146                           “Service Liability Claims” means all Liabilities of the Company or the Subsidiary resulting from or under (i) any warranty made or allegedly made by the Company or the Subsidiary prior to the Closing Date with respect to any product it distributes or uses or any services it renders (“Business Products”), (ii) any alleged defect in, non-performance or deficiency of any nature in any Business Product sold or provided (as applicable) prior to the Closing Date, or (iii) any injury to person or property caused or alleged to be caused to any degree by any Business Product sold or provided (as applicable) prior to the Closing Date.

147                           “Straddle Period” means any taxable period beginning on or before and ending after the Closing Date.

148                           “Subscription Agreements” means those certain Subscription Agreements, in the form attached hereto as Exhibit G, executed by those Sellers receiving Stock Consideration hereunder.

149                           “Subsidiary” has the meaning set forth in Section 3.3(a).

150                           “Subsidiary’s Predecessor” means Leehar Distributors, Inc., a Missouri corporation and any other predecessor to Subsidiary or any Person to which the Subsidiary is a successor in interest, in each case, whether as a result of any merger, amalgamation or acquisition of assets or otherwise.

151                           “Surviving Company” has the meaning set forth in Section 1.1.

152                           “Target Companies” means the Blockers, the Company and the Subsidiary.

153                           “Target Net Working Capital Amount” means negative Seven Million Two Hundred Thousand Dollars (-$7,200,000).

154                           “Tax” or “Taxes” shall mean (i) any U.S. federal, state, provincial, local or foreign income, gross receipts, license, payroll, employment-related, excise, escheat goods and services, harmonized sales, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, land value, registration, value added, alternative or add-on minimum, estimated, withholding or other tax, levy, charge or fee imposed by a Tax Authority or Governmental Entity, including any interest, penalty, or addition thereto, whether disputed or not, (ii) any Liability for or in respect of the payment of any amount of a type described in clause (i) of this definition arising as a result of being or having been a member of a Relevant Group and (iii) any Liability for or in respect of the payment of any amount of a type described in clause (i) or (ii) of this definition as a transferee or successor, by Contract or otherwise.

155                           “Tax Authority” and “Taxing Authority” mean any U.S. or non-U.S. federal, national, state, provincial, county, or municipal or other local government, any subdivision, agency, commission, or authority thereof, any other Governmental Entity or any quasi-governmental body exercising or purporting to exercise any taxing authority (including authority to assess, collect or otherwise administer any Law relating to any Tax) or any other authority exercising or purporting to exercise Tax regulatory authority.

156                           “Tax Allocation Schedule” has the meaning set forth in Section 2.6.

157                           “Tax Return” means any return, declaration, report, claim for refund, or information return or statement related to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

158                           “Termination Date” has the meaning set forth in Section 9.1(a).

159                           “Transaction Consideration” has the meaning set forth in Section 2.1.

160                           “Transaction Documents” means this Agreement and all other agreements, instruments and certificates contemplated hereby or thereby to which any Party is a party.

161                           “Transactions” means the transactions contemplated by this Agreement, including, without limitation, the sale and purchase of the Blockers’ Equity and the Merger.

162                           “Transfer Taxes” has the meaning set forth in Section 8.1(a).

163                           “Treasury Regulations” shall mean the Treasury Regulations promulgated under the Code.

164                           “Units” means the Class A Units, Class B-1 Units, Class B-2 Units and Class B-3 Units of the Company, collectively (each, as defined in the Company LLC Agreement), and any “Unit” means any one of the foregoing.

165                           “Unitholder” means a holder of Units that are issued and outstanding as of immediately prior to the Effective Time, in his, her or its capacity as such.

166                           “Upper Collar” means the amount equal to the Target Net Working Capital Amount plus $2,000,000.

167                           “Upward Adjustment Amount” has the meaning set forth in Section 2.3(b)(vi).

10.2                        Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or any other Transaction Document shall survive the Effective Time. Notwithstanding the foregoing, this Section 10.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance in whole or in part after the Effective Time or relates to delivery of the Transaction Consideration in full. The parties hereto agree that they will not, and will cause their Affiliates not to, pursue any claims with respect to this Agreement or any of the Ancillary Agreements with respect to fraud or any related common law concepts, except with respect to Fraud.

10.3                        Notices.  All notices, requests, demands, claims and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when received if personally delivered; when transmitted if transmitted by telecopy, electronic or digital transmission method (including electronic mail); the day after it is sent, if sent for next day delivery to a domestic address by recognized overnight delivery service (e.g., Federal Express); and five (5) Business Days after the date mailed by certified or registered mail, postage prepaid, if sent by certified or registered mail, return receipt requested.  In each case notice shall be sent to:

(a)                                 (i) if to the Purchaser or, following Closing, the Company:

Diplomat Pharmacy, Inc.

4100 South Saginaw

Flint, Michigan 48507

Attn.: Phil Hagerman and Christina Flint

with a copy (which shall not constitute notice) to:

Honigman Miller Schwartz and Cohn LLP

2290 First National Building

660 Woodward Avenue

Detroit, Michigan  48226

Attn.:    Michael D. DuBay and Philip Desai

Email: mdubay@honigman.com; pdesai@honigman.com

(b)                                 (ii) if to the Company (prior to the Closing):

Leehar Distributors, LLC 701 Emerson Road, Suite 301 Creve Coeur, Missouri 63141
Attn.:	Leonard S. Dino
Tel.:	314-652-4121
Email:	ldino@ldirx.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
100 Northern Avenue
Boston, Massachusetts 02210
Attn:	John R. LeClaire and Adam P. Small
Tel:	(617) 570-1144
Email:	JLeClaire@goodwinlaw.com; ASmall@goodwinlaw.com

(c)	(iii) if to any Blocker Seller:

Nautic Partners 50 Kennedy Plaza, 12th Floor Providence, RI 02903
Attn.:	Christopher Corey
Tel.:	401-278-3624
Email:	ccorey@nautic.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
100 Northern Avenue
Boston, Massachusetts 02210
Attn:	John R. LeClaire and Adam P. Small
Tel:	(617) 570-1144
Email:	JLeClaire@goodwinlaw.com; ASmall@goodwinlaw.com

(d)	(iv) if to the Securityholder Representative:

Nautic Partners 50 Kennedy Plaza, 12th Floor Providence, RI 02903
Attn.:	Christopher Corey
Tel.:	401-278-3624
Email:	ccorey@nautic.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Attn:	John R. LeClaire and Adam P. Small
Tel:	(617) 570-1144
Email:	JLeClaire@goodwinlaw.com; ASmall@goodwinlaw.com

10.4                        Titles; References.  The titles, captions or headings of the Articles and Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.  All references to dollars in this Agreement and the other Transaction Documents shall be deemed to refer to such amounts in United States Dollars and all references to days or months shall be deemed references to calendar days or months.  Unless the context otherwise requires, any reference to a “Section,” “Exhibit,” or “Schedule” shall be deemed to refer to a section of this Agreement, exhibit to this Agreement or a schedule to this Agreement, as applicable.  Any reference to any federal, state, provincial, county, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.  For all purposes of and under this Agreement, (i) the word “including” shall be deemed to be immediately followed by the words “without limitation”; (ii) words (including defined terms) in the singular shall be deemed to include the plural and vice versa; (iii) words of one gender shall be deemed to include the other gender as the context requires; (iv) “or” is not exclusive; and (v) the terms “hereof,” “herein,” “hereto,” “herewith” and any other words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the exhibits hereto and the Disclosure Schedules) and not to any particular term or provision of this Agreement, unless otherwise specified.

10.5                        Supplement to Disclosure Schedules.  The Company will not have the right to supplement or amend the Disclosure Schedules hereto with respect to any matter hereafter arising; provided, however, that in the event of an event, development or occurrence constitutes or relates to something that has had a Material Adverse Effect, the Company will promptly notify the Purchaser in writing.  Upon receipt of such notice, the Purchaser shall have the right to terminate this Agreement for failure to satisfy the closing condition set forth in Section 7.2(e); provided, that if the Purchaser has the right to, but does not elect to terminate this Agreement within five (5) Business Days of its receipt of such notice, then the Purchaser shall be deemed to have irrevocably waived any right to terminate this Agreement with respect to such matter under the closing condition set forth in Section 7.2(e).

10.6                        Entire Agreement; Mutual Drafting.  This Agreement, including the Schedules, Exhibits hereto, the Disclosure Schedules and the other agreements, documents and written understandings referred to herein or otherwise entered into or delivered by the Parties on the date of this Agreement (including the other Transaction Documents), together with the Non-Disclosure and Confidentiality Agreement, constitute the entire agreement among the Parties and supersede all other prior covenants, agreements, undertakings, obligations, promises, arrangements, communications, representations and warranties, whether oral or written, by any Party or by any director, officer, employee, agent, Affiliate or Representative of any Party.  The

Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

10.7        Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties; provided, that (i) no consent shall be required in connection with an assignment pursuant to Section 6.8(d) or Section 10.10(g), (ii) each Blocker Seller may assign its rights and obligations under this Agreement to any of its Affiliates without prior written consent and (b) the Purchaser may assign its rights and obligations under this Agreement (x) to any of its Affiliates, (y) for collateral security purposes or to any third party acquirer of the assets of Purchaser or the Company, in each case, without prior written consent (provided, however, that any such assignment shall not relieve the Blocker Sellers or the Purchaser of any liability or obligation in connection with this Agreement).  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective, heirs, successors and permitted assigns. Any attempted assignment in violation of this Section 10.7 will be void.

10.8        Amendment or Modification.  This Agreement may not be amended except in an instrument in writing signed, (i) prior to the Effective Time and to the extent permitted by applicable Law, on behalf of the Purchaser, Merger Sub, Company and the Securityholder Representative and (ii) after the Effective Time, to the extent permitted by applicable Law, on behalf of the Purchaser, Surviving Company and the Securityholder Representative.  No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.   No course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations or any Party under or by reason of this Agreement.  Notwithstanding anything to the contrary contained herein, this Section 10.8 and Sections 10.12, 10.13, 10.14, 10.15, 10.16 and 10.17 may not be modified, waived or terminated in a manner adverse in any respect to the Financing Sources without prior written consent of the relevant Financing Source.

10.9        Waiver.  Except where a specific period for action or inaction is provided herein, neither the failure nor any delay on the part of any Party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any other or further exercise thereof or the exercise of any other such right, power or privilege.  The failure of a Party to exercise any right conferred herein within the time required shall cause such right to terminate with respect to the transaction or circumstances giving rise to such right, but not to any such right arising as a result of any other transactions or circumstances.

10.10      Securityholder Representative.

(a)           Nautic Capital VIII, L.P. is hereby appointed as the Securityholder Representative and as the true and lawful agent and attorney in fact of the Sellers with full power of substitution to act jointly in the name, place and stead of the Sellers in connection with the Transactions in accordance with the terms of this Agreement.  Without limiting the generality of the foregoing, the Securityholder Representative shall have full organizational power and authority (but not the obligation) to take all actions under the Transaction Documents that are to be taken by the Securityholder Representative.  The Securityholder Representative may take any and all actions that it believes are necessary or appropriate under the Transaction Documents, including executing the Transaction Documents as Securityholder Representative, giving and receiving any notice or instruction permitted or required under the Transaction Documents by the Securityholder Representative, interpreting all of the terms and provisions of the Transaction Documents, authorizing payments to be made with respect hereto or thereto, obtaining reimbursement as provided for herein for all out-of-pocket fees and expenses and other obligations of or incurred by the Securityholder Representative in connection with the Transaction Documents, defending, compromising or settling all claims or disputes under this Agreement, conducting negotiations with the Purchaser and its Representatives regarding such claims or disputes, taking any all other actions specified in or contemplated by the Transaction Documents, and engaging counsel, accountants or other representatives in connection with the foregoing matters.  The Securityholder Representative shall have the full power and authority to interpret all the terms and provisions of the Transaction Documents and to consent to any amendment, supplement or waiver hereof or thereof in its capacity as Securityholder Representative.  All acts of the Securityholder Representative hereunder in its capacity as such shall be deemed to be acts on behalf of the Sellers and not of the Securityholder Representative individually.

(b)           The Securityholder Representative shall have the authority (but not the obligation) to:

(i)            Receive all notices or documents given or to be given to Securityholder Representative pursuant hereto or to the other Transaction Documents or in connection herewith or therewith and to receive and accept services of legal process in connection with any suit or proceeding arising under this Agreement or the other Transaction Documents;

(ii)           Engage counsel, and such accountants and other advisors and incur such other expenses in connection with this Agreement or the other Transaction Documents and the transactions contemplated hereby or thereby as the Securityholder Representative may in its sole discretion deem appropriate; and

(iii)          After the date hereof, take such action as the Securityholder Representative may in its sole discretion deem appropriate in respect of:  (A) waiving any inaccuracies in the representations or warranties of the Purchaser and/or Merger Sub, or any breach of a covenant or agreement by the Purchaser and/or Merger Sub, in each case contained in this Agreement or in any document delivered by the Purchaser or Merger Sub pursuant hereto; (B) taking such other action as the Securityholder Representative is authorized to take under any Transaction Document; (C) making all other elections or decisions that the Securityholder

Representative is authorized to make under any Transaction Document; (D) receiving all proceeds and moneys payable to Sellers, documents or certificates and making all determinations, in its capacity as Securityholder Representative, required under any Transaction Document; and (E) all such actions as may be necessary to carry out any of the Transactions, including the defense and/or settlement of any claims or disputes under this Agreement and any waiver of any obligation of the Purchaser, Merger Sub and/or the Surviving Company.  The Securityholder Representative shall not by reason of this Agreement have a fiduciary relationship in respect of any Seller, except in respect of amounts received on behalf of a Seller.

(c)           Notwithstanding any provision herein to the contrary, the Securityholder Representative shall have no duties to the Sellers or have any liability to the Sellers with respect to any action taken or not taken, decision made or instruction given by the Securityholder Representative in connection with the Transaction Documents, other than resulting from the Securityholder Representative’s bad faith or willful misconduct.

(d)           The Securityholder Representative shall be indemnified by Sellers for and shall be held harmless against any loss, liability or expense incurred by the Securityholder Representative or any of its Affiliates and any of their respective direct or indirect equityholders, consultants, attorneys, accountants, brokers or other Representatives, in each case relating to the Securityholder Representative’s conduct as Securityholder Representative, other than losses, liabilities or expenses resulting from the Securityholder Representative’s bad faith or willful misconduct in connection with its performance under the Transaction Documents.  This indemnification shall survive the termination of this Agreement.  The costs of such indemnification (including the costs and expenses of enforcing this right of indemnification) shall be first deducted from the Holdback Account and shall thereafter be individual obligations of the Sellers in accordance with the Allocation Statement, which obligations may be satisfied as contemplated by Section 10.10(f).  The Securityholder Representative may, in all questions arising under any Transaction Document, rely on the advice of counsel and for anything done, omitted or suffered in good faith by the Securityholder Representative in accordance with such advice, the Securityholder Representative shall not be liable to the Sellers, the Escrow Agent or any other Person.  In no event shall the Securityholder Representative be liable to the Sellers hereunder or in connection herewith for (i) any indirect, punitive, special or consequential damages or (ii) any amounts other than those that are satisfied out of the Holdback Account.

(e)           In the performance of its duties hereunder, the Securityholder Representative shall be entitled to (i) rely upon any document or instrument reasonably believed to be genuine, accurate as to content and signed by any Seller or any Party hereunder and (ii) assume that any Person purporting to give any notice in accordance with the provisions hereof has been duly authorized to do so.

(f)            The Securityholder Representative is authorized, in its sole discretion, to comply with final, nonappealable Orders issued or enacted by any Governmental Entity with respect to the Escrow Account and the Holdback Account.  If any portion of the Escrow Amount and/or the Securityholder Expense Amount is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, the Securityholder Representative is authorized, in its sole discretion, but in good faith, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action; and if the Securityholder Representative complies with any such order, writ, judgment or decree, it shall not be liable to any Seller or to any other Person by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled set aside or vacated.

(g)           The Securityholder Expense Amount shall be withheld from amounts otherwise payable to the Sellers pursuant to this Agreement at the Closing and contributed by the Purchaser on behalf of the Sellers to the Holdback Account as provided in Section 2.1(b), for the Securityholder Representative to hold on behalf of the Sellers as a fund for any out of pocket fees and expenses (including legal, accounting and other advisors’ fees and expenses, if applicable) incurred by the Securityholder Representative in its capacity as the Securityholder Representative and as a fund, at the sole discretion of the Securityholder Representative, to pay any amounts owing to the Purchaser under this Agreement.  All amounts deposited to the Holdback Account shall be treated for all purposes of this Agreement as having been paid to the Sellers based on the Allocation Statement, and the Purchaser shall have no obligation to any Seller with respect to the Securityholder Expense Amount or the Holdback Account.  Notwithstanding anything to the contrary contained in this Section 10.10, with respect to any out of pocket fees and expenses (including legal, accounting and other advisors’ fees and expenses, if applicable) incurred by the Securityholder Representative in its capacity as the Securityholder Representative, the Securityholder Representative shall be entitled, in its sole discretion, to have each Seller pay such Seller’s respective portion (determined in accordance with the Allocation Statement) of any out of pocket fees and expenses (including legal, accounting and other advisors’ fees and expenses, if applicable) incurred by the Securityholder Representative in its capacity as the Securityholder Representative, whether such fees and expenses are paid from any amounts remaining in the Holdback Account or otherwise.  In no event will the Securityholder Representative be required to advance its own funds or be liable on behalf of the Sellers or otherwise.  The Securityholder Representative shall distribute (or cause to be distributed) any amounts in the Holdback Account to the Sellers, in accordance with the Allocation Statement at such time or times as the Securityholder Representative shall determine in its sole discretion.

(h)           If the Securityholder Representative or its successors or assigns, as the case may be, advise the Sellers that he, she or it is unavailable to perform his, her or its duties hereunder, within three (3) Business Days of notice of such advice, an alternative Securityholder Representative will be appointed by a majority in interest of the Units and will become effective upon not less than ten (10) Business Days’ of prior written notice to Purchaser.  Any references in this Agreement to Securityholder Representative shall be deemed to include any duly appointed successor Securityholder Representative.

(i)            Purchaser, Merger Sub and Surviving Company will have the right to rely upon all actions taken or omitted to be taken by Securityholder Representative pursuant to this Agreement and/or any Transaction Document, all of which actions or omissions will be legally binding upon Sellers.  The grant of authority provided for herein (i) is coupled with an interest and will be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Seller, and (ii) will survive the consummation of the Merger.

10.11      Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, such term or provision will be ineffective only to the minimum extent of such invalidity, without invalidating the remainder of such term or provision or all other terms or other provisions of this Agreement.

10.12      Governing Law.  This Agreement (and any claim or controversy arising out of or relating to this Agreement) shall be governed by the laws of the State of Delaware without regard to conflict of law principles that would result in the application of any Law other than the laws of the State of Delaware.  Notwithstanding anything herein to the contrary, each Party acknowledges and irrevocably agrees that any proceeding, whether in contract or tort, at law or in equity or otherwise, involving any Financing Source arising out of, or relating to, the transactions contemplated hereby shall be governed by, and construed in accordance with, the laws of the State of New York.

10.13      Waiver of Trial by Jury.  EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (B) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.13.

10.14      Consent to Jurisdiction.  Each Party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), in any action or proceeding arising out of or relating to this Agreement or the Transactions or for recognition or enforcement of any judgment relating thereto, and each Party hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Chancery Court of the State of Delaware or any state appellate court therefrom; (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware Chancery or state appellate court; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware Chancery or state appellate court.  Each Party agrees that (i) this Agreement involves at least $100,000 and (ii) this

Agreement has been entered into by the Parties in express reliance upon 6 Del. C. § 2708.  Each Party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Each Party irrevocably consents to service of process in the manner provided for notices in Section 10.2.  Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.  Notwithstanding anything in this Agreement to the contrary, each of the parties hereto agrees that it (i) will not bring or support any action or proceeding, cross-claim or third party claim of any kind or description, whether in law or equity, whether in contract or tort or otherwise against the Financing Sources arising out of or relating to this Agreement, including any dispute arising out of or relating in any way to the Financing, in any forum other than a court of competent jurisdiction located within the Borough of Manhattan in the City of New York, New York, whether a state or federal court and (ii) the provisions of Section 10.13 relating to the waiver of jury trial shall apply to any such action or proceeding, cross-claim or third party claim.

10.15      Specific Performance.

(a)           Each Party acknowledges and agrees that the other Party may be irreparably damaged in the event that any of the terms or provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached.  Therefore, notwithstanding anything to the contrary set forth in this Agreement and subject to Section 10.15(b), each Party hereby agrees that the other Party shall be entitled to seek an injunction or injunctions to prevent breaches of any of the terms or provisions of this Agreement, and to enforce specifically the performance by such Party under this Agreement, including without limitation, Purchaser’s obligation to consummate the transactions contemplated hereby upon satisfaction or waiver by the applicable party of the conditions set forth in ARTICLE VII hereof (except those conditions that may only be satisfied at the Closing, provided that such conditions are capable of being satisfied if the Closing were to occur at such time) and each Party hereby agrees to waive the defense in any such suit that the other Party has an adequate remedy at law and to interpose no opposition, legal or otherwise, as to the propriety of injunction or specific performance as a remedy, and hereby agrees to waive any requirement to post any bond in connection with obtaining such relief.  The equitable remedies described in this Section 10.15 shall be in addition to, and not in lieu of, any other remedies at law or in equity that the Parties may elect to pursue.

(b)           Notwithstanding anything to the contrary in this Agreement, it is explicitly agreed that the Company shall be entitled to seek specific performance of the Purchaser’s obligation to consummate the transactions contemplated hereby and fund the Transaction Consideration only in the event that (i) the conditions set forth in Section 7.1 and 7.2 have been satisfied or with respect to Section 7.2, waived as of the date of the Closing should the Closing be consummated pursuant to the terms of this Agreement (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions assuming a Closing would occur), (ii) the Company has irrevocably confirmed to the Purchaser in writing that (A) all of the conditions set forth in Section 7.1, Section 7.2 and Section 7.3 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions assuming a

Closing would occur), and (B) the Company is prepared to consummate the Closing, and, regardless of whether  the Debt Financing is funded, the Company stands ready, willing and able to consummate the Closing, (iii) the Debt Financing is, or at the Closing, will be funded in accordance with the terms of the Financing Letters and (iv) Purchaser fails to consummate the Closing within three Business Days following the receipt of such certification from the Company.  For the avoidance of doubt, under no circumstances will the Company, the Blocker Sellers, or any of their respective Affiliates be entitled to monetary damages in excess of the Reverse Termination Fee, specific performance or any other equitable remedies in the event that the Reverse Termination Fee becomes payable in accordance with the terms of this Agreement.  Notwithstanding anything contained herein, and for the avoidance of doubt, in no event shall the Company and/or its Affiliates be entitled to, or be permitted to seek, specific performance in respect of any Financing Sources in connection with the Debt Financing. Subject to the limitations set forth in this Section 10.15, if the Sellers are entitled to seek specific performance of the Purchaser’s obligations as set forth in this Section 10.15, the Sellers and the Target Companies may seek specific performance of Purchaser’s obligations in Section 6.12(a) in connection with the Debt Financing.

10.16      Non-Recourse.  Notwithstanding anything to the contrary provided in this Agreement, (i) in no event may the Sellers, the Target Companies or any other Person seek or permit to be sought on behalf of the Sellers, the Company or any of their Affiliates or any other Person, any damages or any other recovery or judgment of any kind, in law or in equity, from any Purchaser Related Party in connection with this Agreement or the transactions contemplated hereby; provided, that in no event shall either of Purchaser or Merger Sub be considered a Purchaser Related Party for purposes of this Agreement, notwithstanding anything to the contrary contained herein, and (ii) the Target Companies and each Seller acknowledge and agree that they have no right of recovery against, and no personal Liability shall attach to any such Purchaser Related Party, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of the Sellers or the Target Companies against Purchaser or any Purchaser Related Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law in connection with this Agreement.  For the avoidance of doubt, notwithstanding anything to the contrary herein, in no event shall the Financing Sources have any liability or obligation to Seller, Target Companies or their respective Affiliates in connection with this Agreement or the transactions contemplated hereby (including any Financing),  whether at law or equity, in contract, in tort or otherwise.

10.17      No Third Party Beneficiaries.  No provision of this Agreement is intended to or shall be deemed to confer any rights or remedies upon any Person other than the Parties, except for Sections 10.8, 10.12, 10.13, 10.14, 10.15, 10.16 and this 10.17 (in each case, solely to the extent relating to the Financing Sources) and Section 6.8 as set forth therein.

10.18      Cumulative Remedies.  Except as expressly provided otherwise in this Agreement, all rights and remedies of either Party are cumulative of each other and of every other right or remedy such Party may otherwise have at law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

10.19      Expenses.  Except as otherwise expressly provided herein (including Section 6.2, Section 8.1 and Section 6.8 hereof), all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, that the Purchaser shall pay (or reimburse the Company) and be fully responsible for (i) all filing and other similar fees payable in connection with any filings or submissions under the HSR Act and any comparable non-U.S. Laws, (ii) fifty percent (50%) of any fees and expenses charged by the Escrow Agent, and (iii) all fees and expenses charged by the Paying Agent.

10.20      Waiver of Conflicts; Privilege.

(a)           Each of the Parties hereto acknowledges and agrees that Goodwin Procter LLP (“Goodwin”) has acted as counsel to the Company, the Subsidiary, the Blockers, the Blocker Sellers, the Securityholders and the Securityholder Representative (in its capacity as both the Securityholder Representative and as a Securityholder) in connection with the negotiation of this Agreement and consummation of the Transaction, and that Goodwin has not acted as counsel for any other Person in connection with the Transactions and that no other Party or Person has the status of a client of Goodwin for conflict of interest or any other purposes as a result thereof.

(b)           The Purchaser hereby consents and agrees to, and agrees to cause the Company and the Subsidiary to consent and agree to, Goodwin representing the Blocker Sellers, the Securityholder Representative and Securityholders after the Closing, including with respect to disputes in which the interests of the Blocker Sellers, the Securityholder Representative and/or the Securityholders may be directly adverse to the Purchaser and its Affiliates (including the Company and the Subsidiary), and even though Goodwin may have represented any of the Target Companies in a matter substantially related to any such dispute, or may be handling ongoing matters for the Target Companies.

(c)           In connection with the foregoing, the Purchaser hereby irrevocably waives and agrees not to assert, and agrees to cause the Company and the Subsidiary to irrevocably waive and not to assert, any conflict of interest arising from or in connection with (a) Goodwin’s prior representation of the Target Companies and (b) Goodwin’s representation of the Blocker Sellers, the Securityholder Representative and the Securityholders prior to and after the Closing.

(d)           The Purchaser further agrees, on behalf of itself and, after the Closing, on behalf of the Company and the Subsidiary, that all communications occurring on or prior to the Closing in any form or format whatsoever between or among any of Goodwin, Blocker Sellers, the Securityholder Representative, the Securityholders, the Company, the Subsidiary, or any of their respective directors, officers, employees or other Representatives that relate in any way to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any dispute arising under this Agreement (collectively, the “Deal Communications”) shall be deemed to be retained and owned by the Blocker Sellers, the Securityholders and controlled by the Securityholder Representative, and shall not pass to or be claimed by the Purchaser, the Company or the Subsidiary.  All Deal Communications that are attorney-client privileged (the “Privileged Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Blocker Sellers and the Securityholders and be controlled by the Securityholder Representative and shall not pass to or be claimed by Purchaser, the Company or the Subsidiary.

(e)           Notwithstanding the foregoing, in the event that a dispute arises between the Purchaser, the Company or a Subsidiary, on the one hand, and a third party other than the Blocker Sellers, the Securityholder Representative and/or the Securityholders, on the other hand, the Purchaser, the Company or such Subsidiary may assert the attorney-client privilege to prevent the disclosure of the Privileged Deal Communications to such third party; provided, however, that none of the Purchaser, the Company or any subsidiary may waive such privilege without the prior written consent of the Securityholder Representative.  In the event that the Purchaser, the Company or any subsidiary is legally required by Order or otherwise to access or obtain a copy of all or a portion of the Deal Communications, the Purchaser shall immediately (and, in any event, within two (2) Business Days) notify the Securityholder Representative in writing (including by making specific reference to this Section) so that the Securityholder Representative can seek a protective order at its expense and the Purchaser agrees to use all commercially reasonable efforts to assist therewith.

(f)            To the extent that files or other materials maintained by Goodwin constitute property of its clients, only the Blocker Sellers, the Securityholders and the Securityholder Representative shall hold such property rights and Goodwin shall have no duty to reveal or disclose any such files or other materials or any Deal Communications by reason of any attorney-client relationship between Goodwin, on the one hand, and a Target Company, on the other hand.

(g)           Except with respect to post-Closing dispute with a Person that is not a Seller or a Securityholder Representative or their respective Affiliates and except as provided in Section 10.20(e), the Purchaser agrees that it will not, and that it will cause the Company and the Subsidiary not to, (i) access or use the Deal Communications, including by way of review of any electronic data, communications or other information, or by seeking to have the Securityholder Representative waive the attorney-client or other privilege, or by otherwise asserting that the Purchaser, the Target Companies have the right to waive the attorney-client or other privilege or (ii) seek to obtain the Deal Communications from Goodwin.  In furtherance of the foregoing, it shall not be a breach of any provision of this Agreement if prior to the Closing, the Blocker Sellers, the Securityholders, the Securityholder Representative, the Blockers, the Company, the Subsidiary or any of their respective Affiliates or Representatives takes any action to protect from access or remove from the premises of the Company or the Subsidiary (or any offsite back-up or other facilities) any Deal Communications, including without limitation by segregating, encrypting, copying, deleting, erasing, exporting or otherwise taking possession of any Deal Communications.  In the event that any copy, backup, image, or other form or version or electronic vestige of any portion of such Deal Communication remains accessible to or discoverable or retrievable by the Purchaser, the Company or the Subsidiary (each, a “Residual Communication”), the Purchaser agrees that it will not, and that it will cause the Blockers, the Company, the Subsidiary and their respective directors, officers, employees or other

Representatives not to use or attempt to use any means to access, retrieve, restore, recreate, unarchive or otherwise gain access to or view any Residual Communication in a manner that would be adverse to a Seller or a Securityholder Representative or their respective Affiliates.

(h)           This Section 10.18 shall not be terminated or modified without Goodwin’s prior written consent, it being expressly agreed that Goodwin is a third party beneficiary of this Section 10.18.

10.21      Time of the Essence.  Time is of the essence in this Agreement.  If the date specified for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next date which is a Business Day.

10.22      Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile, .pdf or other means of electronic file delivery), each of which when executed shall be deemed an original and all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

THE PURCHASER:

DIPLOMAT PHARMACY, INC.

By:	/s/ Philip R. Hagerman
Name:	Philip R. Hagerman
Title:	Chief Executive Officer

MERGER SUB:

LEEWARD MERGER SUB LLC

By:	/s/ Philip R. Hagerman
Name:	Philip R. Hagerman
Title:	Chief Executive Officer

THE COMPANY:

LDI HOLDING COMPANY, LLC

By:	/s/ Leonard S. Dino, Jr.
Name:	Leonard S. Dino, Jr.
Title:	Chief Executive Officer

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

BLOCKER SELLERS:

NAUTIC PARTNERS VII, L.P.

By: Nautic Partners VII, L.P., its general partner

By: Nautic Associates VII, LLC, its general partner

By:	/s/ Christopher Corey
Name:	Christopher Corey
Title:	Managing Director

NAUTIC PARTNERS VII-A, L.P.

By: Nautic Partners VII, L.P., its general partner

By: Nautic Associates VII, LLC, its general partner

By:	/s/ Christopher Corey
Name:	Christopher Corey
Title:	Managing Director

NAUTIC PARTNERS VIII-A, L.P.

By: Nautic Partners VIII, L.P., its general partner

By: Nautic Associates VIII, LLC, its general partner

By:	/s/ Christopher Corey
Name:	Christopher Corey
Title:	Managing Director

OAK HC/FT PARTNERS, L.P.

By: Oak HC/FT Associates, LLC, its general partner

By:	/s/ Andrew W. Adams
Name:	Andrew W. Adams
Title:	Managing Member

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

Solely for purposes of its obligations under Section 6.4:

NAUTIC PARTNERS VIII, L.P.

By: Nautic Capital VIII, L.P., its general partner
By: Nautic Management, LLC, its general partner

By:	/s/ Christopher Corey
Name:	Christopher Corey
Title:	Managing Director

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

THE SECURITYHOLDER REPRESENTATIVE:

Solely in its capacity as the Securityholder Representative

NAUTIC CAPITAL VIII, L.P.
By: Nautic Management, LLC, its general partner

By:	/s/ Christopher Corey
Name:	Christopher Corey
Title:	Managing Director